      As filed with the Securities and Exchange Commission on May 20, 2003


                                                     Registration No. 333-101824
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                               AMENDMENT NO. 3 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 CONVERSE INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

              DELAWARE                               3021                              52-2296884
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                                ONE HIGH STREET
                            NORTH ANDOVER, MA 01845
                                 (978) 983-3300
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                                  JACK A. BOYS
                            CHIEF EXECUTIVE OFFICER
                                 CONVERSE INC.
                                ONE HIGH STREET
                            NORTH ANDOVER, MA 01845
                                 (978) 983-3300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                JEFFREY D. SAPER, ESQ.                                  JOSEPH A. HALL, ESQ.
                 KURT J. BERNEY, ESQ.                                  DAVIS POLK & WARDWELL
                  JACK HELFAND, ESQ.                                    450 LEXINGTON AVENUE
           WILSON SONSINI GOODRICH & ROSATI                              NEW YORK, NY 10017
               PROFESSIONAL CORPORATION                                    (212) 450-4000
                  650 PAGE MILL ROAD
                 PALO ALTO, CA 94304
                    (650) 493-9300

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM                          AMOUNT OF
            SECURITIES TO BE REGISTERED                  AGGREGATE OFFERING PRICE(1)               REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share............              $86,250,000                             $7,935
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

(2) A fee of $7,935 was previously paid by Registrant in connection with the filing on December 13, 2002.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued             , 2003

                                              SHARES

                              [CONVERSE INC. LOGO]

                                  COMMON STOCK
                            ------------------------
Converse Inc. is offering           shares of its common stock. This is our
initial public offering and no public market exists for our common shares. We anticipate that the initial public offering price of the common shares will be
between $          and $     per share.

                            ------------------------

We intend to apply to list our common stock on the Nasdaq National Market under the symbol "CNVS."

                            ------------------------


INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE 7.

                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                            UNDERWRITING
                                               PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                PUBLIC       COMMISSIONS      COMPANY
                                             ------------   -------------   ------------
Per Share..................................        $              $               $
Total......................................  $              $               $

Converse Inc. has granted the underwriters the right to purchase up to an
additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co.  Incorporated expects to deliver the shares of common stock
to purchasers on           , 2003.

                            ------------------------

MORGAN STANLEY
                   BEAR, STEARNS & CO. INC.
                                                      THOMAS WEISEL PARTNERS LLC

                             DESCRIPTION OF ARTWORK

                              FRONT COVER GRAPHICS


     The front cover consists of a faded back photograph of a gymnasium and empty basketball court. The photograph focuses on the basketball hoop and foul line. A ray of sunlight cuts diagonally across the photograph highlighting the dust and dinge.


                          INSIDE FRONT COVER GRAPHICS

     Inside front cover consists of three panels:

     First panel:


     A color montage covers the entire first page. The montage is a photograph of Converse products highlighting an assortment of Converse footwear representing the sports performance, sports lifestyle and sports classics categories as well as vintage inspired Converse apparel. Across the montage is the following text: "America's Original Sports Company."


     Second panel:


     A grid mosaic introducing twenty color photographs of Converse sports performance footwear, relevant images from Converse's history and Converse endorsers covers this entire page. Across the grid mosaic is the following text:
"Sports Performance."


     Third panel:


     Following the theme from the second piece, the third piece also consists entirely of a grid mosaic exhibiting twenty color photographs of Converse sports lifestyle footwear and lifestyle images. The lifestyle product images are interspersed with photos of alternative athletes surfing, playing beach volleyball and Frisbee, and skateboarding. Across this sports lifestyle grid is the following text: "Sports Lifestyle."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
Special Note About Forward-Looking
  Statements..........................   15
Use of Proceeds.......................   16
Dividend Policy.......................   16
Capitalization........................   17
Dilution..............................   18
Selected Consolidated Financial
  Data................................   19
Unaudited Pro Forma Financial
  Information.........................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24


                                        PAGE
                                        ----
Business..............................   36
Management............................   47
Certain Relationships and Related
  Transactions........................   55
Principal Stockholders................   57
Description of Capital Stock..........   59
Shares Eligible For Future Sale.......   60
Underwriters..........................   63
Legal Matters.........................   65
Experts...............................   65
Available Information.................   65
Index to Consolidated Financial
  Statements..........................  F-1


                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

     Except as otherwise indicated, all information in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option; and

     - excludes our receipt immediately prior to the completion of this offering
       of          shares of our common stock, based on an assumed offering
       price of $     per share, as repayment of a $2 million note receivable
       from a stockholder. See "Certain Relationships and Related Transactions."

     Until           , 2003, 25 days after the date of this prospectus, all
dealers who buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our financial statements and notes to those statements, before deciding whether to buy our common stock. As used in this prospectus, the terms "Converse," the "Company," "we," "our," or "us" refer to Converse Inc. and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

                                 CONVERSE INC.

     Converse is a designer, distributor and marketer of high performance and casual athletic footwear and apparel for men, women and children. We believe the Converse brand is one of the most recognized sports brands in the world. Converse has built a reputation as "America's Original Sports Company"(TM) and has been associated with a rich heritage of legendary shoes such as the Chuck Taylor(R) All Star(R). We believe that the All Star is the best selling athletic shoe in history with hundreds of millions of pairs sold worldwide. Our brand appeals to consumers of both performance and casual sports products, which creates opportunities for us to market a broad range of products across a wide demographic base. Worldwide wholesale sales of all products bearing the Converse brand, generated by us and our licensing partners and affiliates, were approximately $580 million for 2002.


     We design and market athletic footwear products in three primary categories: sports classics, sports performance and sports lifestyle. Our sports classics footwear category includes the Chuck Taylor All Star, the Jack Purcell(R) tennis shoe, the One Star(R) court shoe and other authentic heritage products. Our sports performance footwear category currently focuses on basketball, while our sports lifestyle products appeal to trend-conscious consumers seeking casual footwear. We sell our products in over 12,000 athletic specialty, sporting goods, specialty, department and national chain stores across the United States and Canada, and through 42 licensees in over 100 countries.


     Since its founding in 1908 by Marquis Mills Converse, the Converse brand has developed a reputation for athletic excellence and innovation. Converse has been at the forefront of athletic footwear since it introduced the first performance basketball shoe, the All Star, in 1917. Other milestones in the development of the brand include the introduction of the Jack Purcell tennis shoe in 1937, the Pro Leather in 1970 and the One Star in 1974. Many legendary athletes have excelled in their sports wearing Converse footwear, including Julius Erving, Wilt Chamberlain and Lou Brock.

     The former owner of the Converse brand, CVEO Corporation, or CVEO, filed for bankruptcy protection in January 2001. We believe that CVEO's ability to develop and grow the Converse brand profitably was hampered by the high unit costs of its U.S. manufacturing activities; inefficient international operations; unfocused product development and marketing; outmoded infrastructure; and an underperforming retail division. In April 2001, we acquired certain assets of CVEO, including the Converse name and trademarks, in a bankruptcy auction. We did not acquire CVEO's executive management, manufacturing operations, international operating subsidiaries or retail operations.

     Since the asset acquisition, our management team has taken steps to enhance Converse's brand image, build an infrastructure with capacity to support profitable growth and reestablish Converse as a leading multi-category sports footwear and apparel brand. Key elements of our business platform include:

     - a design and development organization capable of creating new products and accelerating product introductions;

     - a comprehensive marketing strategy designed to reinforce our strong brand heritage and broaden the appeal of our brand;

     - a sales organization with strong retail relationships to increase retail shelf space for our products in quality stores;

     - an advanced sourcing and quality assurance center in South China staffed with highly experienced local experts to reduce production costs and time-to-market by closely interacting with our contract manufacturers in Asia and our U.S.-based design and development organization; and

     - a proven information system and two West Coast distribution facilities to improve our operating leverage.

                             OUR BUSINESS STRENGTHS

     We believe the following strengths create significant competitive advantages and opportunities for growth:


     - Powerful Global Sports Brand with Broad Appeal. The Converse brand is one of the most recognized sports brands in the world and is recognized by over 83% of U.S. consumers above the age of 15. Over its 95-year history, the brand has demonstrated that it spans both the performance and sports casual markets and has broad appeal to a wide demographic ranging from teens to middle-aged adults.


     - Sports Classics Footwear Creates Foundation for Growth and
       Profitability. Our sports classics products have a rich sports heritage and loyal customer base creating strong demand, constant shelf space and attractive revenue growth and margin expansion opportunities.

     - Proven Management Team with Significant Industry and Brand Development Expertise. We have a proven management team with extensive experience in developing and marketing athletic brands. Our team of industry veterans was drawn from leading global athletic and footwear companies including adidas, Reebok, Nike and K-Swiss.

     - Rapid Time to Market. We have built a product design and development capability and established a sourcing and quality center in South China to reduce our sourcing costs, shorten our development times and improve our operational efficiencies. We believe that these improvements enable us to develop and bring product to market faster than our competition.

     - Leveragable Business Model. We have made substantial investments to create a business model which is supported by proven information systems and new distribution facilities and can support expansion. We believe we are well positioned to improve operating efficiencies and profitability as revenues grow.

     - Established Relationships with Leading Retailers. We have long-established relationships with leading high-volume and brand-enhancing retailers such as Foot Locker, Journeys, J.C. Penney and Nordstrom. Although sales to these retailers are not guaranteed, we continue to focus on expanding retail shelf space for our products at, and rapidly designing and providing exclusive products for, these retailers.


     - Extensive International License Network Supports Profitable Growth. We currently have 42 licensees in over 100 countries that provide local expertise and distribution capabilities which expands the brand's global reach with minimal capital investment by us and no inventory risk to us.

                             OUR GROWTH STRATEGIES

     We seek to enhance the value of the Converse brand, increase our market share and improve operating efficiencies through the following strategies:


     - Build a Leading Multi-Category Sports Performance Portfolio. We plan to recapture our position as a leading multi-category athletic footwear and apparel brand by leveraging our image as "America's Original Sports Company"(TM) and by introducing products in several existing and new categories. We plan to launch a line of sports performance basketball products with patented technology in 2003 and additional performance categories in 2004 and 2005.


     - Expand Sports Classics and Sports Lifestyle Footwear Categories. We plan to accelerate the development of new products to increase market share in our existing sports classics and sports lifestyle footwear categories. Although market acceptance is inherently uncertain, we expect to be able to capitalize on our extensive product archives to continue to introduce sports classics products.

     - Develop Women's and Children's Footwear Categories. We are expanding our women's and children's athletic footwear categories. Only 15% of our footwear styles currently target women, and we are similarly underrepresented in the children's footwear market. We are in the process of building dedicated women's and children's footwear design teams and plan to launch full product lines in 2003 and 2004, respectively.

     - Penetrate Highly Complementary Sports Apparel Market. We are expanding our sports apparel category to allow us to offer head-to-toe product assortments to selected market segments. We recently launched a sports apparel collection with Foot Locker and Champs that is currently distributed nationwide and a premium-priced urban apparel collection to be sold through high-end retailers beginning in Fall 2003.

     - Develop New and Existing Retail Relationships. We intend to expand our retail distribution by increasing retail shelf space for our products and adding new stores with existing accounts, as well as adding new retailers. We believe our strategy to partner with selected retailers and develop retailer-exclusive products favorably positions us to gain share with existing and new retailers.

     - Grow the Converse Brand Internationally. We are executing several strategies to expand profitably our international footwear and apparel licensing revenue base. These include: enhancing product development programs for our licensees and affiliates to unify our brand image, pursuing opportunities to consolidate smaller markets under master licensees, and selectively exploring opportunities to acquire licensees.

                         RISKS RELATED TO OUR BUSINESS

     As part of your evaluation of our company, you should take into account the risks we face in our business and not solely our business strengths and our growth strategies. For example, the footwear and apparel industries are very competitive; we may need additional capital to grow; our credit facility may restrict our business activities; we may fail to maintain market acceptance for our brand or to achieve market acceptance for our new products; and we depend heavily on our largest customers, licensees, key management and overseas manufacturers. See "Risk Factors" for a more detailed discussion of factors you should carefully consider before investing in our stock.
                          ---------------------------

     We were incorporated as Footwear Acquisition, Inc. on February 22, 2001. On April 30, 2001, we purchased certain assets, including the name and trademarks of Converse Inc., in a bankruptcy auction from CVEO, the former owner of the Converse trademarks. On May 21, 2001, we changed our name to Converse Inc.

     Our principal executive offices are located at One High Street, North Andover, Massachusetts 01845, and our telephone number at this location is (978) 983-3300. Our web site is www.converse.com. The information on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered..........          shares

Common stock to be outstanding
after the offering............          shares

Over-allotment option.........          shares

Use of proceeds...............   We expect to receive net proceeds from the sale
                                 of shares of our common stock in this offering
                                 of approximately $  million, or $  million if
                                 the underwriters exercise their over-allotment
                                 option in full, assuming an offering price of
                                 $     per share. We intend to use the net
                                 proceeds from this offering to redeem our outstanding series A preferred stock, to pay down our credit facility, to fund working capital and for other general corporate purposes.

Proposed Nasdaq National
Market symbol.................   CNVS


     Unless we indicate otherwise, the number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2003 and excludes:



     - 1,617,216 shares issuable upon the exercise of options outstanding as of March 31, 2003 at a weighted average exercise price of $2.45 per share, including options to purchase 278,500 shares granted under our 2001 Stock Plan that will vest upon the completion of this offering;


     - shares authorized and reserved for issuance under our stock option plans;

     - shares that the underwriters have the option to purchase from us to cover over-allotments; and

     - our receipt immediately prior to the completion of this offering of shares of our common stock, based on an assumed offering price
       of $     per share, as repayment of a $2 million note receivable from a stockholder.


     The $2 million note receivable described above was originally issued by Infinity Associates LLC in April 2001 as payment for 2,000,000 shares of our common stock at $1 per share. Infinity Associates is 50% owned by Marsden S. Cason, our executive chairman, and 50% owned by William N. Simon. We have a management contract with Infinity Associates under which Infinity Associates is paid $375,000 annually, plus up to $110,000 annually for office rent reimbursement. See "Certain Relationships and Related Transactions." After giving effect to the repayment of the $2 million note receivable, Infinity
Associates will hold      shares of our common stock with a value of
approximately $          , based on an assumed offering price of $          per
share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)


     The summary consolidated financial data presented below are derived from the consolidated historical financial statements and accompanying notes included elsewhere in this prospectus. We purchased certain assets of CVEO on April 30, 2001, including the Converse name and trademark. As a result, CVEO may be deemed to be a "predecessor" under applicable SEC rules and regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation." The unaudited pro forma information presented for the year ended December 31, 2001 includes CVEO's financial results for the four-month period ended April 30, 2001, adjusted to give pro forma effect to the asset acquisition as if it occurred on January 1, 2001, and to eliminate certain reorganization items and to present CVEO's operating results as if it generally operated according to our business model. See "Unaudited Pro Forma Financial Information." Because of the significant differences in strategy, operations and asset composition, we believe that CVEO's financial information may not be comparable to and should not be considered indicative of our current or future operations. The pro forma results do not purport to indicate the results of operations that would have occurred if the asset acquisition had taken place on January 1, 2001 or which may occur in the future. References to fiscal year 2000 are to the fiscal year ended December 30, 2000, due to CVEO's use of fiscal year ends based on the closest Saturday to December 31 in a given year.



                                                                      CONVERSE
                                                    --------------------------------------------
                                           CVEO           YEAR ENDED         THREE MONTH PERIOD
                                          FISCAL         DECEMBER 31,          ENDED MARCH 31,
                                           YEAR     ----------------------   -------------------
                                         2000(1)       2001         2002       2002       2003
                                         --------   -----------   --------   --------   --------
                                                    (PRO FORMA)                  (UNAUDITED)
                                                    (UNAUDITED)
INCOME STATEMENT DATA:
Wholesale sales........................  $209,050    $133,149     $181,318   $ 44,093   $ 57,906
Licensing revenue......................    16,307      16,002       24,010      5,497      8,916
                                                     --------     --------   --------   --------
Net revenue............................   225,357     149,151      205,328     49,590     66,822
Cost of sales..........................   173,082      99,971      117,107     28,773     36,635
                                                     --------     --------   --------   --------
Gross profit...........................    52,275      49,180       88,221     20,817     30,187
Selling, general and administrative
  expenses.............................    59,147      38,164       55,717     10,839     15,576
                                                     --------     --------   --------   --------
Income (loss) from operations..........   (13,943)     11,016       32,504      9,978     14,611
Interest expense, net..................    21,395         912        1,953        211        515
Other (income) expense, net............   (11,116)         --           31         41         18
Income tax expense.....................     3,223       4,328       11,928      3,959      5,449
                                                     --------     --------   --------   --------
Net income (loss)......................   (27,445)   $  5,776     $ 18,592   $  5,767   $  8,629
                                                     ========     ========   ========   ========
PER SHARE DATA(2)(3):
Diluted earnings (loss) per share......  $  (1.57)   $    .02     $   1.49   $   0.51   $   0.77
Shares used in computing diluted
  earnings (loss) per share............    17,515       8,936(4)     9,331      9,009      9,658



                                                                        AS OF
                                                                   MARCH 31, 2003
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(5)
                                                              -------   ---------------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $46,674
Total assets................................................  121,098
Short-term debt -- credit facility..........................   26,118
Long-term debt..............................................       --
Stockholders' equity........................................   75,443

(1) Certain items have been excluded from CVEO's income statement data to conform with Converse Inc.'s presentation. As a result, the columns do not total. See "Selected Consolidated Financial Data."


(2) Diluted earnings (loss) per share deducts from net income (loss) preferred dividends of $5,567, $4,685, $1,209 and $1,209 for the pro forma year ended December 31, 2001, the year ended December 31, 2002 and three-month period ended March 31, 2002, and the three-month period ended March 31, 2003, respectively.



(3) Supplemental pro forma earnings (loss) per share for the three-month period
    ended March 31, 2003 is $       based on      diluted outstanding shares.
    This amount reflects the issuance by us of a sufficient amount of common
    stock in this offering, based on an assumed offering price of $     per
    share, to fund repayment of $     million of our debt, a corresponding
    reduction in interest expense, and the redemption of $     million of series
    A preferred stock, including accumulated dividends.


(4) Shares used in computing pro forma diluted earnings per share have been calculated assuming the equity structure of Converse as of December 31, 2002 existed as of January 1, 2001.

(5) Adjusted to reflect (i) the sale by us of      shares of common stock
    offered hereby and the application of the estimated net proceeds to redeem our outstanding series A preferred stock and to pay down $ outstanding under
    our credit facility as of           , 2003 and (ii) the repayment of a
    $2,000,000 note receivable from a stockholder through the surrender to
    Converse of      shares of our common stock, in each case, based on an
    assumed offering price of $     per share. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in our common stock involves risk. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any common stock.

RISKS RELATED TO CONVERSE

THE FOOTWEAR AND APPAREL INDUSTRIES ARE VERY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

     Competitive factors that affect our market position within the footwear and apparel industries include:

     - the style, quality and performance aspects of our products;

     - the strength and recognition of the Converse brand; and

     - our marketing, advertising and distribution efforts.

     Many of our competitors, such as adidas, Nike and Reebok:

     - have significantly greater financial resources;

     - have more comprehensive product lines;

     - have broader market presence in, or have their own, retail outlets;

     - have greater distribution capabilities;

     - have strong brand recognition;

     - compete with us for manufacturing resources;

     - spend substantially more on product advertising and endorsements; and

     - have more established sponsorships and endorsement relationships in place.

     Some of our competitors may be better able to take advantage of market opportunities and withstand market downturns better than we can. Additionally, the general availability of offshore shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. We may be unable to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and the introduction and marketing of new products.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS AND GROWTH AND MAY BE UNABLE TO DO SO ON COMMERCIALLY REASONABLE TERMS, OR AT ALL.

     If our capital needs exceed our current expectations, we may need to raise additional capital through public or private equity or debt offerings. If we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. If we raise additional capital by issuing debt, it may become difficult for us to meet our debt service obligations and we may need to agree to additional restrictive covenants that could impair our ability to compete. If we cannot raise needed funds on acceptable terms, we may be unable to successfully execute our growth strategy, take advantage of future opportunities or respond to competitive pressures or unanticipated needs.

OUR REVOLVING CREDIT FACILITY RESTRICTS OUR ABILITY TO TAKE CERTAIN ACTIONS THAT MAY BE IN OUR BEST INTEREST.


     We have a revolving credit facility providing for borrowings, based upon a specified borrowing base, of up to $125 million, as amended on May 8, 2003. As of March 31, 2003, the available borrowing base was $60.1 million with $34.1 million of borrowings and letters of credit outstanding under the credit facility. Borrowings under our credit facility are secured by substantially all of our assets. Our credit facility places restrictions on us, including restrictions on our ability to incur additional indebtedness and engage in various corporate transactions such as mergers, acquisitions, asset sales and the payment of cash dividends, and requires us to maintain specified financial ratios. These restrictions and provisions may adversely impact our future liquidity and ability to implement our business plan. Our credit facility is scheduled to mature on May 8, 2006 at which time we will be required to renew, refinance or modify the credit facility with our lender or locate alternative financing.

THE SUCCESS OF OUR BUSINESS IS SUBJECT TO MARKET ACCEPTANCE OF OUR BRAND AND REPUTATION.

     Our success and sales are dependent on the strength of our brand and reputation and are subject to consumers' perception of us and our products. If we are unable to timely and appropriately respond to changing consumer demand, the Converse brand name and image may be impaired. Our new ideas and products may not receive consumer acceptance and we may be unable to respond quickly to changes in consumer tastes. Our business is currently benefiting from a shift in consumer demand to basketball footwear from other athletic footwear categories, and from the increased popularity of "retro" footwear fashions. If these current trends are not sustained, our business may suffer. Our sales are concentrated in three product categories, sports classics, sports performance and sports lifestyle, representing 37%, 27% and 36% of our 2002 net revenue, respectively. Because these footwear styles represent all of our net revenue, we are exposed to the risk that consumer demand for a group of styles may decrease in the future. Our initiatives to strengthen our brand image and introduce new products may fail. In addition, the public images of our endorsers or sponsors may become tarnished and impart negative publicity to our products, diminish our brand and decrease our sales.

OUR EFFORTS TO INTRODUCE AND PROMOTE NEW PRODUCTS MAY BE UNSUCCESSFUL.

     Demand for and market acceptance of new products is inherently uncertain, with our success depending on various factors, including the strength of the Converse brand name, competitive conditions, our access to necessary capital and our ability to attract and retain qualified product design and marketing personnel. As part of our growth strategy, we intend to expand our product offerings to introduce products in multiple performance categories, expand our classic and lifestyle product offerings, focus on women's and children's footwear and expand our apparel business. This strategy may however prove unsuccessful and our association with failed products could impair our brand image. Introducing and achieving market acceptance for these products will require, among other things:

     - the successful extension of our brand to our new products;

     - the successful development and application of our advanced performance technologies to our planned product introductions;

     - the establishment of key relationships with designers of and customers for our apparel products; and

     - substantial marketing and product development efforts and expenditures to create and sustain consumer demand.

OUR LARGEST CUSTOMERS ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR SALES, AND THE LOSS OR REDUCTION IN PURCHASES FROM ANY OF THESE CUSTOMERS COULD HARM OUR BUSINESS.


     During the year ended December 31, 2002, the Foot Locker Group, which consists of Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs and Eastbay, and our other nine largest customers accounted for 43% of our net revenue, with the Foot Locker Group accounting for 23% of our net revenue. In the three-month period ended March 31, 2003, our ten largest customers accounted for 47% of our net revenue with the Foot Locker Group accounting for 29% of our net revenue. Although there can be no assurances, we expect that, for at least the near term, the percentage of our net revenues attributable to sales to the Foot Locker Group will continue to increase. We are continuing to focus our sales efforts on our largest customers to increase sales to these customers and build stronger ties to these key accounts. There are a number of risks associated with our dependence and focus on large customers:


     - as they generally do not have a contractual obligation to purchase minimum quantities of our products or may terminate any contingent obligation with minimal prior notice, our largest customers may significantly reduce purchases of our products;

     - our customers may emphasize competitors' products over our products or fail to actively promote or market our products;

     - our largest customers generally compete with each other, and if they perceive that products similar to ours are available from their competitors, or that we are offering their competitors better pricing and support, they may reduce purchases of our products; and

     - the retail industry regularly experiences mergers, consolidations, bankruptcies, contractions and closings, and we may lose customers or be unable to collect accounts receivables from major customers due to these disruptions.

     The loss of, or significant decreases in sales to, any major customer or the inability to collect accounts receivable from a major customer, could impair our results.

WE PRIMARILY RELY ON LICENSEES FOR SALES OUTSIDE THE U.S. AND CANADA, AND OUR DEPENDENCE ON LICENSEES MAY ADVERSELY IMPACT OUR BUSINESS AND RESULTS OF OPERATIONS.


     Our sales outside the U.S. and Canada are conducted through licensees. Our licensing revenue was 13% of our net revenue for the three-month period ended March 31, 2003 and 12% of our net revenue for the year ended December 31, 2002. Our dependence on licensees subjects us to a number of risks, including:


     - our brand image is dependent, in part, on the marketing efforts of our licensees and on the quality of the products that licensees distribute. If licensees or their sponsors or endorsers do not maintain our brand image or our licensees fail to adhere to our quality control standards, our brand image could suffer;

     - our licensees generally have the exclusive right to distribute products in a particular country or region. Licensees may engage in the trans-shipment, or gray marketing, of goods to countries where they are not licensed to sell products. If this occurs, we may need to sanction the licensee or terminate its agreement;

     - our licensees may use manufacturers who fail to meet our human rights or product quality standards, which could harm our brand image and reputation;

     - our licensees may fail to timely and accurately report sales and licensing income to us;

     - our reserve for unpaid licensee revenue may be insufficient; and

     - the revenue we receive from international licensees subjects us to the risks of doing business abroad, including, political risks, foreign currency risks, funds transfer restrictions and exposure to different legal standards, particularly with respect to intellectual property.

WE DEPEND ON KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY, AND IF WE ARE UNABLE TO RETAIN THEM, OUR BUSINESS COULD BE HARMED.

     Our future success depends upon the continued services of Jack Boys, our chief executive officer, and Marsden Cason, our executive chairman. Changes to our management team could be disruptive and harm our business.

WE FACE A NUMBER OF RISKS RELATED TO OUR UTILIZATION OF OVERSEAS INDEPENDENT CONTRACT MANUFACTURERS.

  Loss of a manufacturer


     Third-party suppliers located in China, Vietnam, Macau and Indonesia manufacture all of our footwear. Our top two manufacturers, through six factories, accounted for approximately 65% and 47% of our total footwear purchases during the year ended December 31, 2002 and for the three month period ended March 31, 2003. These manufacturers use the same factories to produce footwear products for our competitors. If our manufacturing arrangements are interrupted or terminated, we would need alternative manufacturing sources and we might not be able to locate alternatives on a timely basis or on satisfactory terms. Additionally, should a sudden change in our manufacturers become necessary, we might experience increased costs, disruptions in supply and reduced sales as we remedy the situation.


  Overseas manufacturing

     Although we have manufacturing arrangements with our foreign manufacturers, we may experience difficulties as a result of:

     - reduced or limited production capacity;

     - failure to comply with our product specifications;

     - inability of the manufacturers to obtain raw materials at commercially reasonable prices;

     - quality control problems;

     - failure to meet production deadlines;

     - increases in manufacturing costs;

     - transportation delays and interruptions;

     - political or economic instability and terrorism;

     - foreign currency fluctuations and fund transfer restrictions;

     - changing economic conditions; and

     - counterfeit, knock-off or gray market goods.

  Manufacturer's affiliation with us

     Our two largest footwear manufacturers are affiliated with the parties that beneficially own Union Overseas Holdings Limited, or UOHL, which is the holder of approximately 17% of our common stock (before the completion of this offering). See "Certain Relationships and Related Transactions." While we believe that our arrangements with these manufacturers are made on an arm's length basis, the potential for an actual or apparent conflict of interest exists as a result of these relationships. Manufacturers affiliated with UOHL might in the future avoid doing business with us if pressured by our competitors or to avoid any appearance that they provide favorable terms to us. If we were unable to have our footwear products produced by these manufacturers, our operations may be affected by delays and shortages and an overall deterioration of relations with our customers could occur.

  Government and trade regulations

     Adverse changes in trade or political relations between the United States and the countries involved in the manufacturing of our products could severely interfere with our ability to cost-effectively source athletic footwear. Our products are not currently subject to volume quotas in the United States. However, a number of countries where Converse products are sold, including France, Germany, Italy and the United Kingdom, currently impose quotas and restrictions on foreign manufactured products. All of our footwear products are manufactured overseas and are subject to U.S. customs duties. Additional customs duties, quotas or other restrictions may be imposed on the importation of our products in the future. Also, we may be subject to significant monetary penalties, and the seizure and forfeiture of the products we are attempting to import or the loss of import privileges if our suppliers or we are found to be in violation of U.S. laws and regulations applicable to the importation of our products.

     We require our independent contract manufacturers, suppliers and licensees to operate in compliance with applicable U.S. and foreign laws and regulations. If one of our independent contract manufacturers, suppliers or licensees violates labor or other laws or diverges from those labor practices generally accepted as ethical in the United States, it could result in adverse publicity for us, damage our brand or reputation in the United States or abroad, or render our conduct of business in a particular foreign country undesirable or impractical.

THE RECENT OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME (SARS) MAY ADVERSELY IMPACT THE OPERATIONS OF OUR GLOBAL SOURCING AND QUALITY ASSURANCE FACILITY AND THE OPERATIONS OF OUR CONTRACT MANUFACTURERS.

     The SARS outbreak has been most notable in Asia, in particular China, Singapore and Vietnam. Our sourcing and quality assurance facility is located in South China and the manufacturing operations of all of our contract manufacturers are located in Asia. The design, development and manufacture of our footwear products could suffer if a significant number of our employees or the employees of our contract manufacturers contract SARS or otherwise are unable to fulfill their responsibilities. In addition, while we possess technology that would allow us to design and develop products with minimal travel to or from Asia, our business could also be harmed if travel to or from Asia and the United States is restricted or inadvisable. Because of our relatively small size, many of our competitors may be better able to withstand the adverse impact to their business resulting from the SARS outbreak.

OUR FAILURE TO FORECAST SALES ACCURATELY AND MAINTAIN PROPER INVENTORY LEVELS COULD RESULT IN OUR INABILITY TO MEET RETAILER DEMAND OR COULD REQUIRE THAT WE LIQUIDATE EXCESS INVENTORIES AT REDUCED PRICES.

     The athletic footwear industry has lengthy design and production lead times. We must commit to product designs, tooling and, in some cases, production in advance of our receipt of retailer orders. We base these commitments on our forecasts of consumer demand. We encourage our retailers to place futures orders where they commit to purchase specified amounts of our products in advance of production. For the year ended December 31, 2002, approximately 60% of our sales were made on this basis. However, some of our retailers are increasingly reluctant to make futures orders. As we introduce new products, we expect futures orders may decrease and we may need to maintain higher inventory levels of products that have no or a limited sales history and which may be subject to frequent style changes. If we fail to forecast demand accurately and maintain appropriate inventory levels, this could result in inventory write-downs, particularly for non-core products, and the sale of excess inventory at discounted prices, possibly impairing our brand image and harming operating results. Our failure to forecast demand accurately or maintain sufficient products inventories could also result in lost sales, cause shipment delays, negatively impact retailer and distributor relationships and diminish brand loyalty. For numerous reasons, including the timing of shipments, the product mix of, or adjustments to, customer orders and the mix of futures and at-once orders, our backlog as of any date may not be a reliable measure of sales or net income for future periods.

NEARLY ALL OF OUR PRODUCTS ENTER THE UNITED STATES THROUGH A LIMITED NUMBER OF PORTS AND WE RELY ON THIRD PARTIES TO STORE AND SHIP SOME OF OUR INVENTORY; LABOR UNREST AT THESE PORTS OR OTHER PRODUCT DELIVERY DIFFICULTIES COULD INTERFERE WITH OUR DISTRIBUTION PLANS AND REDUCE OUR REVENUE.

     We may suffer delays in distributing our products due to work stoppages strikes or lockouts at the ports where our products arrive. These kinds of actions, including the lockout of dockworkers at all West Coast ports in late 2002 and the continued labor difficulties at these ports, have been threatened and have occurred over the past several years. Likewise, we rely on trucking carriers to deliver products from the port of arrival to our distribution facilities and from our distribution facilities to our retailers. Additionally, in some cases, third parties sort, store and direct-ship products to our customers. Labor disruptions could result in product shortages and delays in distributing our products to retailers.

IF OUR NEW DISTRIBUTION CENTERS ARE NOT PROPERLY INTEGRATED OR DISTRIBUTION IS DISRUPTED, OUR REVENUE MAY SUFFER.

     We have a 317,000 square foot warehouse and distribution facility in Ontario, California and in September 2002 we opened a 250,000 square foot warehouse and distribution facility in Fontana, California. We plan on making additional investments in these facilities, including the installation of an automated order filling and routing system. Disruptions and delays in storing and distributing our products may occur while we are integrating and automating our distribution centers. Additionally, any serious disruption to one or both of our distribution centers due to fire, earthquake or any other natural disaster could damage our inventories or adversely affect our product distribution.

WE MAY BE UNABLE TO SUCCESSFULLY MANAGE OR SUSTAIN OUR GROWTH.

     Our ability to manage increased growth will require us to continue to improve our operational and financial control systems, infrastructure and management information systems. Our current infrastructure and systems may be inadequate to support significant growth, and we may need to make additional systems and infrastructure investments.

DESPITE OUR ESTABLISHED BRAND NAME, WE HAVE A LIMITED OPERATING HISTORY FOR INVESTORS TO EVALUATE AND THE FINANCIAL INFORMATION OF CVEO MAY NOT BE COMPARABLE WITH OUR FINANCIAL INFORMATION.

     We purchased certain assets of CVEO in April 2001, including the Converse name and trademarks, in a bankruptcy auction, and we commenced operations on May 1, 2001. As a result, we have a limited operating history for investors to evaluate. Additionally, comparisons of our financial information with information for CVEO may be difficult and of limited utility for a number of reasons, including:

     - we have a different business model than CVEO in that we do not manufacture our products, operate retail stores or generate wholesale sales and licensing revenue in Japan;

     - we have a different management team and significantly fewer employees than CVEO had; and

     - the capital structure of CVEO included substantially more debt than ours.

THE BANKRUPTCY OF CVEO MAY ADVERSELY AFFECT THE PERCEPTION OF OUR FINANCIAL CONDITION AND ADVERSELY IMPACT OUR ABILITY TO OBTAIN ADEQUATE FINANCING OR ENTER INTO NECESSARY BUSINESS RELATIONSHIPS.

     Investors, suppliers, customers, creditors and service providers may associate the bankruptcy of CVEO with our financial condition, or they may perceive that we may be unable to meet our obligations in the future resulting in a negative perception of us. Also, as a result of our purchase of certain of CVEO's assets, we could be deemed a "successor" of CVEO and potentially be held liable for various liabilities, including environmental liabilities, which may not have been discharged in its bankruptcy.

OUR RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER-TO-QUARTER.

     Our operating results and net income may fluctuate from quarter-to-quarter. As a result, we believe that quarter-to-quarter comparisons of our operating results and net income may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Fluctuations may result from a number of factors, including:

     - the timing of our and our competitors' introductions of new products;

     - consumer acceptance for our new and existing products;

     - changes in overall footwear and apparel industry growth rates, which have experienced little or no real growth in recent years;

     - economic conditions that affect consumer spending and retail sales;

     - the mix of products ordered by our customers;

     - the mix of futures and at-once orders and the timing of the placement and shipment of customer orders; and

     - variations in the expenses necessary to support our business and grow our sales.

     Since a large portion of our expenses, including our infrastructure and workforce expenses, are fixed in the short-term, our operating results and net income would be adversely impacted if our sales do not continue to grow as anticipated.

ACQUISITIONS MAY DISRUPT OUR BUSINESS, DIVERT THE ATTENTION OF OUR MANAGEMENT AND RESULT IN STOCKHOLDER DILUTION.

     We have made, and may in the future make, acquisitions or investments in other companies. For example, in June 2002, we acquired certain assets of our Canadian licensee. We may not realize the anticipated benefits of any particular acquisition or investment. In connection with any new acquisitions, we would need to assimilate the operations, products, technology and personnel of the acquired business and train, retain and motivate key personnel from the acquired business. Acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations. If we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer significant dilution. In addition, our profitability may suffer due to acquisition related costs, impairment costs for intangible assets or unanticipated liabilities.

OUR ABILITY TO COMPETE MAY BE JEOPARDIZED IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY.

     We use trademarks on nearly all of our products, which is an important factor in creating a market for our goods, in identifying us, and in distinguishing our goods from those of others. We devote substantial resources establishing and protecting our trademarks and design patents on a worldwide basis. We have, however, experienced conflicts with various third parties that have acquired or claimed ownership rights in certain trademarks similar to ours or have otherwise contested our rights to our trademarks. The actions taken by us to establish and protect our trademarks and other proprietary rights in and outside the United States may be inadequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of their trademarks or proprietary rights. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as the laws of the United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights, the protection of our intellectual property rights may require a significant amount of management attention and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

OUR STOCK OWNERSHIP WILL CONTINUE TO BE CONCENTRATED IN THE HANDS OF MANAGEMENT AND EXISTING STOCKHOLDERS, AND THESE STOCKHOLDERS MAY HAVE INTERESTS THAT DIFFER FROM YOURS.

     Our directors, executive officers and principal stockholders beneficially own substantially all of our outstanding common stock and will continue to own a significant percentage of our stock after the offering. Accordingly, these stockholders will be able to exercise significant influence over, or control, the election of our board of directors, the management and policies of our company and the outcome of particular corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. The interests of these stockholders may differ from yours.

REPERCUSSIONS FROM TERRORIST ACTS OR FROM ARMED HOSTILITIES IN IRAQ OR ELSEWHERE COULD HARM OUR BUSINESS.


     The terrorist attacks that occurred on September 11, 2001 caused significant instability in world markets. There can be no assurance that terrorist attacks or that armed hostilities will not escalate. Any armed conflicts, civil unrest or terrorist activities, and the attendant political instability and societal disruption, could reduce retailer demand for our products or disrupt our international licensees' ability to conduct their business. Any disruption in domestic or international air, ground or sea shipments resulting from rising tensions with North Korea or otherwise could adversely impact our ability to obtain products from our Asian contract manufacturers and to deliver customer orders.


RISKS RELATED TO THIS OFFERING

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     All of the shares we are selling in this offering, plus any shares issued upon the underwriters' option to purchase additional common stock, will be freely tradable without restriction under the United States securities laws, unless purchased by our affiliates.

     We, our directors and certain officers and shareholders owning substantially all of our shares have agreed not to offer or sell, directly or indirectly, any common stock without the permission of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, subject to certain exceptions. Sales of a substantial number of shares of our common stock following the expiration of these lock-up periods could cause our stock price to fall. Additionally, we may issue shares of our common stock or securities convertible into our common stock to finance all or a part of an acquisition. We have also granted registration rights to certain of our stockholders.


     In addition, as of March 31, 2003, 1,617,216 shares of our common stock are issuable upon the exercise of outstanding stock options granted to our directors, employees and consultants under our stock incentive plans. Shortly following this offering, we intend to file one or more registration statements on Form S-8 to register all shares of common stock subject to outstanding stock options issuable under our stock incentive plans and shares of certain of our officers and directors. Sales of a substantial number of shares of our common stock following the vesting of these options could cause our stock price to fall.

OUR STOCK PRICE MAY BE VOLATILE WHICH COULD RESULT IN THE LOSS OF ALL OR PART OF YOUR INVESTMENT.

     Prior to this offering, you could not buy or sell our common stock in the public market. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay. An active public market for our common stock may not develop or be sustained after the offering, and therefore, we cannot predict how liquid this market will become. We will negotiate and determine the initial public offering price with the representatives of the underwriters, and this price may not be indicative of prices that will prevail in the trading market. As a result, you may be unable to sell your shares of common stock at or above the offering price, and you may lose all or a part of your investment. The market price of the common stock may fluctuate significantly in response to the following factors, most of which are beyond our control, including:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies;

     - announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments;

     - litigation;

     - loss or gain of a major customer; and

     - additions or departures of key personnel.

     In addition, if our operating results and net income fail to meet the expectations of stock analysts and investors, we may experience an immediate and significant decline in the trading price of our stock.

YOUR INTEREST WILL BE IMMEDIATELY AND SUBSTANTIALLY DILUTED BY $     PER SHARE
OF COMMON STOCK IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.

     If you purchase common stock in this offering, you will experience an
immediate dilution of $     per share of common stock (assuming an offering
price of $     per share) because the price per share of common stock in this offering is substantially higher than the net tangible book value of each share of common stock outstanding immediately after this offering. In addition, if outstanding options to purchase common stock are exercised, there could be substantial additional dilution.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING, AND THE FAILURE OF MANAGEMENT TO APPLY THESE FUNDS EFFECTIVELY COULD SERIOUSLY HARM OUR BUSINESS.

     Other than the planned redemption of all of our outstanding series A preferred stock and repayment of amounts outstanding under our revolving credit facility, we have not determined and cannot predict in which, if any, of our existing or future opportunities we will ultimately invest the remaining net
offering proceeds of approximately $          (assuming $          is used to
redeem the series A preferred and repay outstanding revolving credit facility amounts). Our management will have broad discretion as to how we spend the proceeds from this offering, and stockholders may not agree with how we use the proceeds. We may not be successful in using the proceeds from this offering in ways that will yield favorable operating results.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     - implementing our business strategy;

     - introducing new footwear and apparel products;

     - attracting and retaining customers and employees;

     - growing our brand;

     - obtaining and expanding market acceptance of our product offerings; and

     - competition in our market.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $          million from
the sale of shares of our common stock in this offering. If the underwriters exercise their over-allotment option in full, we estimate that we will receive
total net proceeds of approximately $          million. These net proceeds
amounts are based upon an assumed offering price of $     per share, after
deducting the underwriting discount and estimated offering expenses payable by us.


     The principal purpose of this offering is to (i) redeem all of our outstanding series A preferred stock which totaled approximately $
million, including accrued and unpaid dividends of $          million, at March
31, 2003, (ii) repay borrowings under our revolving credit facility, which had an outstanding balance of $26.1 million on March 31, 2003 and (iii) fund working
capital requirements with the remaining net proceeds balance of $          or
$          if the underwriters exercise their over-allotment in full (assuming,
in both cases, $          is used to redeem the series A preferred and repay
outstanding revolving credit facility amounts). We may also use a portion of the net proceeds to acquire complementary businesses. However, we have no specific plans, agreements or commitments to engage in any acquisition at this time.


     Our management retains broad discretion in determining the use of the net proceeds remaining after the repayment of our series A preferred stock and the repayment of borrowings under our revolving credit facility. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.


     Our revolving credit facility bears interest at a eurodollar rate plus 2.25% and we pay customary facility fees. This facility matures on May 8, 2006; however unless we or our lender provide 60 days written notice to the other party, the facility will be renewed for successive one year terms thereafter.


                                DIVIDEND POLICY

     Other than required dividends on our series A preferred stock, we have never declared or paid dividends on our capital stock. We presently anticipate that we will retain all of our future earnings to finance the development and expansion of our business and provide working capital. We do not anticipate paying any cash dividends on our common stock for the foreseeable future. The terms of our revolving credit facility restrict the payment of dividends, except in limited circumstances.

                                 CAPITALIZATION


     The table below lists our cash and capitalization as of March 31, 2003:


     - on an actual basis; and

     - on an as adjusted basis assuming:

      - the sale of          shares of common stock in this offering at the
        assumed offering price of $     per share, after deducting applicable
        underwriting discounts and estimated offering expenses;

      - the redemption of all of our outstanding series A preferred stock, including accrued and unpaid dividends;

      - the repayment by us of outstanding borrowings under our credit facility; and

      - the repayment of a $2 million outstanding note receivable from a
        stockholder through the surrender to us of          shares of our common
        stock at the assumed offering price of $     per share.

     This information should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                               AS OF MARCH 31, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Cash........................................................  $  7,168    $
                                                              ========    ========
Short-term debt -- credit facility..........................  $ 26,118    $
                                                              --------    --------
STOCKHOLDERS' EQUITY:
11.1% series A preferred stock, 900,000 shares authorized,
  404,960 shares issued and outstanding, actual; no shares
  authorized, issued or outstanding, as adjusted............    40,496
Common stock, 20,000,000 shares authorized, 9,022,477 shares
  issued and outstanding, actual;         shares authorized,
          shares issued and outstanding, as adjusted........        90
Additional paid in capital..................................    12,541
Note receivable from stockholder............................    (2,000)
Unearned stock compensation.................................    (2,326)
Retained earnings...........................................    26,536
Accumulated other comprehensive income......................       106
                                                              --------    --------
     Total stockholders' equity.............................    75,443
                                                              --------    --------
TOTAL CAPITALIZATION........................................  $101,561    $
                                                              ========    ========

                                    DILUTION


     Our net tangible book value as of March 31, 2003 was approximately $60.8 million or $6.73 per share. Net tangible book value per share as of March 31, 2003 is equal to our total assets (excluding intangible assets) minus our total liabilities divided by the aggregate number of shares of common stock outstanding prior to this offering. After giving effect to this offering of
common stock at an assumed offering price of $     per share, and after
deducting applicable underwriting discounts and estimated offering expenses, our pro forma net tangible book value at March 31, 2003 would have been
approximately $          million or $     per share. This represents an
immediate increase in net tangible book value of $     per share to our existing
stockholders and an immediate dilution of $     per share to new investors
purchasing shares in this offering. Dilution is determined by subtracting net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of common stock. The following table illustrates the pro forma dilution to new investors:



Assumed initial public offering price per share.............                 $
  Net tangible book value per share as of March 31, 2003....  $
  Increase in net tangible book value per share attributable to new investors.......................................
                                                              ------------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                             ------------
Pro forma dilution per share to new investors...............                 $
                                                                             ============



     Assuming this offering had occurred on March 31, 2003 and the exercise as of that date of all vested unexercised options held by our officers and directors, the following table summarizes the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering.


                                                                        TOTAL
                                              SHARES PURCHASED      CONSIDERATION
                                             -------------------   ----------------   AVERAGE PRICE
                                              NUMBER    PERCENT    AMOUNT   PERCENT     PER SHARE
                                             --------   --------   ------   -------   -------------
Existing stockholders......................                     %   $            %        $
New investors..............................
                                             --------   --------    ---       ---         -----
          Total............................                     %   $            %        $
                                             ========   ========    ===       ===         =====

     If the underwriters exercise the over-allotment option in full:


     - the net tangible book value per share of common stock as of March 31,
       2003 would have been $     per share, which would result in dilution to
       new investors of $     per share;


     - the number of shares of common stock held by existing stockholders will
       decrease to approximately      % of the total number of shares of our
       common stock outstanding after completion of this offering; and

     - the number of shares of common stock held by new investors will increase
       to approximately      % of the total number of shares of our common stock
       outstanding after completion of this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)


     The following data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years 1998, 1999 and 2000 and the four-month period ended April 30, 2001, and the consolidated balance sheet data at January 2, 1999, January 1, 2000 and December 30, 2000, are derived from, and are qualified by reference to, the consolidated financial statements of CVEO (which may be deemed to be our "predecessor" under applicable SEC rules and regulations) which have been audited by PricewaterhouseCoopers LLP, independent accountants. We operate on a calendar year basis, whereas CVEO operated on a fiscal year basis with its fiscal year ending on the Saturday closest to December 31 in each year. Our consolidated statement of operations data for the eight-month period ended December 31, 2001 and the year ended December 31, 2002 and the consolidated balance sheet data at December 31, 2001 and December 31, 2002 are derived from, and are qualified by reference to, our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The unaudited consolidated statement of operations data for the three-month periods ended March 31, 2002 and March 31, 2003 and the unaudited consolidated balance sheet data at March 31, 2003 are derived from unaudited financial statements that were prepared on the same basis as our audited consolidated financial statements, which in our opinion, include all adjustments we consider necessary to present fairly the financial information set forth therein. Such adjustments consist of only normal recurring adjustments for the three-month period then ended. Historical results are not necessarily indicative of results to be expected in any future period and the results for the three-month period ended March 31, 2003 should not be considered indicative of results expected for the full fiscal year.


     We are including CVEO financial information in this prospectus because we purchased certain assets from CVEO on April 30, 2001, including the Converse name and trademarks, and CVEO may be deemed a "predecessor" under applicable SEC rules and regulations. Because of the significant differences in strategy, operations and asset composition, we believe that CVEO's financial information may not be comparable to and should not be considered indicative of our current or future operations. The unaudited pro forma financial information for the year ended December 31, 2001 has been prepared assuming the asset acquisition occurred on January 1, 2001. The pro forma results also reflect adjustments made to CVEO's financial statements for the four-month period ended April 30, 2001 to eliminate certain reorganization items and to present CVEO's operating results as if it generally operated according to our business model. See "Unaudited Pro Forma Financial Information." The pro forma financial results do not purport to indicate the results of operations that would have occurred if the asset acquisition had taken place on January 1, 2001 or which may occur in the future.


                                                                        CVEO
                                             -----------------------------------------------------------
                                                                                             FOUR-MONTH
                                                             FISCAL YEAR                    PERIOD ENDED
                                             --------------------------------------------    APRIL 30,
                                                  1998              1999           2000         2001
                                             ---------------   ---------------   --------   ------------

STATEMENT OF OPERATIONS DATA:
Wholesale sales(1).........................     $313,124          $235,154       $209,050     $ 65,868
Licensing revenue..........................       20,175            20,466         16,307        5,487
                                                --------          --------       --------     --------
Net revenue................................      333,299           255,620        225,357       71,355
Cost of sales..............................      237,805           176,545        173,082       51,240
                                                --------          --------       --------     --------
Gross profit...............................       95,494            79,075         52,275       20,115
Selling, general and administrative
 expenses..................................       97,320            87,116         59,147       17,487
Gain on sale of trademark..................           --           (24,811)(2)         --           --
Restructuring, asset impairment and other
 unusual charges...........................           --             9,368          7,071        1,765
                                                --------          --------       --------     --------
Income (loss) from operations..............       (1,826)            7,402        (13,943)         863
Interest expense, net......................       18,487            22,301         21,395        3,776
Other (income) expense, net................         (366)            1,035        (11,116)     (22,850)(3)
Reorganization items.......................           --                --             --      (24,306)(4)
                                                --------          --------       --------     --------
Income (loss) before income taxes..........      (19,947)          (15,934)       (24,222)      44,243
Income tax expense (benefit)...............        3,572            27,674(5)       3,223       (2,726)
Extraordinary (gain), net of tax expense of
 $437......................................         (704)(6)            --             --           --
                                                --------          --------       --------     --------
Net income (loss)..........................     $(22,815)         $(43,608)      $(27,445)    $ 46,969
                                                ========          ========       ========     ========
Net income (loss) available to common
 stockholders..............................     $(22,815)         $(43,608)      $(27,445)    $ 46,969
PER SHARE DATA(7)(8):
Net earnings (loss) per share from
 continuing operations -- diluted..........     $  (1.36)         $  (2.50)      $  (1.57)    $   2.68
Extraordinary gain per share...............         0.04                --             --           --
                                                --------          --------       --------     --------
Diluted earnings (loss) per share..........     $  (1.32)         $  (2.50)      $  (1.57)    $   2.68
                                                ========          ========       ========     ========
Weighted average common shares
 outstanding...............................       17,319            17,414         17,515       17,544

                                                                         CONVERSE
                                             -----------------------------------------------------------------
                                                                                               THREE MONTH
                                             EIGHT-MONTH                                      PERIOD ENDED
                                             PERIOD ENDED       YEAR ENDED DEC. 31,             MARCH 31,
                                               DEC. 31,     ----------------------------   -------------------
                                                 2001          2001             2002         2002       2003
                                             ------------   -----------      -----------   --------   --------
                                                            (PRO FORMA)                        (UNAUDITED)
                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Wholesale sales(1).........................    $86,372       $133,149         $181,318     $ 44,093   $ 57,906
Licensing revenue..........................     11,733         16,002           24,010        5,497      8,916
                                               -------       --------         --------     --------   --------
Net revenue................................     98,105        149,151          205,328       49,590     66,822
Cost of sales..............................     64,316         99,971          117,107       28,773     36,635
                                               -------       --------         --------     --------   --------
Gross profit...............................     33,789         49,180           88,221       20,817     30,187
Selling, general and administrative
 expenses..................................     25,142         38,164           55,717       10,839     15,576
Gain on sale of trademark..................         --             --               --           --         --
Restructuring, asset impairment and other
 unusual charges...........................         --             --               --           --         --
                                               -------       --------         --------     --------   --------
Income (loss) from operations..............      8,647         11,016           32,504        9,978     14,611
Interest expense, net......................        574            912            1,953          211        515
Other (income) expense, net................         --             --               31           41         18
Reorganization items.......................         --             --               --           --         --
                                               -------       --------         --------     --------   --------
Income (loss) before income taxes..........      8,073         10,104           30,520        9,726     14,078
Income tax expense (benefit)...............      3,673          4,328           11,928        3,959      5,449
Extraordinary (gain), net of tax expense of
 $437......................................         --             --               --           --         --
                                               -------       --------         --------     --------   --------
Net income (loss)..........................    $ 4,400       $  5,776         $ 18,592     $  5,767   $  8,629
                                               =======       ========         ========     ========   ========
Net income (loss) available to common
 stockholders..............................    $   930       $    209         $ 13,907     $  4,558   $  7,420
PER SHARE DATA(7)(8):
Net earnings (loss) per share from
 continuing operations -- diluted..........    $   .10       $    .02         $   1.49     $   0.51   $   0.77
Extraordinary gain per share...............         --             --               --           --         --
                                               -------       --------         --------     --------   --------
Diluted earnings (loss) per share..........    $   .10       $    .02         $   1.49     $   0.51   $   0.77
                                               =======       ========         ========     ========   ========
Weighted average common shares
 outstanding...............................      8,902          8,936(9)         9,331        9,009      9,658



                                                                  CVEO                               CONVERSE AS OF
                                                      AS OF THE END OF FISCAL YEAR     ------------------------------------------
                                                      ----------------------------     DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                      1998       1999        2000          2001           2002           2003
                                                      ----       ----        ----      ------------   ------------   ------------
                                                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working capital..................................   $  2,706   $ (42,404)  $(133,141)    $32,779        $37,407        $ 46,674
Total assets.....................................    198,217     152,363      97,183      70,300         97,126         121,098
Short-term debt..................................     83,390     101,725     151,159          --         13,907          26,118
Long-term debt...................................    101,799      74,265          --          --             --              --
Stockholders' equity (deficiency)................    (69,310)   (112,545)   (140,195)     52,030         66,499          75,443


---------------

(1) Wholesale sales for CVEO includes revenue generated by its retail stores.

(2) Represents a gain recognized by CVEO on the sale of its non-footwear trademarks and related non-footwear licensing agreements in Japan.

(3) Upon the sale of certain assets to us, CVEO recognized income of $22.9 million relating primarily to the reversal of an unamortized credit of $23.4 million resulting from its parent company's 1992 bankruptcy.

(4) Represents reorganization income and expense items, including a $36 million gain on the sale of certain assets to us on April 30, 2001.

(5) CVEO's tax expense includes a $24.8 million net charge to take a full valuation allowance against its deferred tax assets.

(6) Represents a gain recognized by CVEO on the cancellation of outstanding subordinated notes that CVEO exchanged for newly issued CVEO notes.

(7) Diluted earnings (loss) per share deducts from net income (loss) preferred dividends of $3,470, $5,567, $4,685, $1,209 and $1,209 for the eight-month period ended December 31, 2001, the pro forma year ended December 31, 2001, the year ended December 31, 2002, the three-month period ended March 31, 2002, and the three-month period ended March 31, 2003, respectively.



(8) Supplemental pro forma earnings (loss) per share for the three-month period
    ended March 31, 2003 is $       based on           diluted outstanding
    shares. This amount reflects the issuance by us of a sufficient amount of common stock in this offering, based on an assumed offering price of $
    per share, to fund repayment of up to $     million of our debt, a
    corresponding reduction in interest expense, and the redemption of $ million of series A preferred stock including accumulated and unpaid dividends.



(9) Shares used in computing pro forma diluted earnings per share have been calculated assuming the equity structure of Converse as of December 31, 2001 existed as of January 1, 2001.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                                 (IN THOUSANDS)

     The following unaudited pro forma financial information for the year ended December 31, 2001 is based on our historical consolidated financial statements and those of CVEO included elsewhere in this prospectus and have been prepared assuming that our purchase of certain assets of CVEO occurred on January 1, 2001. The unaudited pro forma financial information and accompanying notes are based upon, and should be read in conjunction with, our and CVEO's consolidated financial statements and the notes thereto included elsewhere in this prospectus. Such information is not necessarily indicative of either future results of operations or the results that might have occurred if the asset acquisition had occurred on January 1, 2001. The unaudited pro forma results reflect adjustments made to CVEO's financial statements for the four-month period ended April 30, 2001 to eliminate certain reorganization items and to present CVEO's operating results as if it generally operated according to our business model. The unaudited pro forma adjustments are based on available information and upon assumptions that management believes are reasonable as described above and in the accompanying notes.

                                                                  CVEO                       CONVERSE
                                                              ------------                 ------------
                                                               FOUR-MONTH                  EIGHT-MONTH     PRO FORMA
                                                              PERIOD ENDED   ADJUSTMENTS   PERIOD ENDED    YEAR ENDED
                                                               APRIL 30,      INCREASE     DECEMBER 31,   DECEMBER 31,
                                                                  2001       (DECREASE)        2001           2001
                                                              ------------   -----------   ------------   ------------
Wholesale sales.............................................    $ 65,868(1)   $(19,091)(2)   $86,372        $133,149
Licensing revenue...........................................       5,487        (1,218)(3)    11,733          16,002
                                                                --------      --------       -------        --------
Net revenue.................................................      71,355       (20,309)       98,105         149,151
Cost of sales...............................................      51,240       (15,585)(4)    64,316          99,971
                                                                --------      --------       -------        --------
Gross profit................................................      20,115        (4,724)       33,789          49,180
Selling, general and administrative expenses................      17,487        (4,465)(5)    25,142          38,164
Restructuring, asset impairment and other unusual charges...       1,765        (1,765)(6)        --              --
                                                                --------      --------       -------        --------
Income from operations......................................         863         1,506         8,647          11,016
Interest expense, net.......................................       3,776        (3,438)(7)       574             912
Other (income), net.........................................     (22,850)       22,850(8)         --              --
Reorganization items........................................     (24,306)       24,306(9)         --              --
                                                                --------      --------       -------        --------
Income (loss) before income taxes...........................      44,243       (42,212)        8,073          10,104
Income tax expense (benefit)................................      (2,726)        3,381(10)     3,673           4,328
                                                                --------      --------       -------        --------
Net income (loss)...........................................    $ 46,969      $(45,593)      $ 4,400        $  5,776
                                                                ========      ========       =======        ========
PER SHARE DATA(11):
Diluted earnings per share..................................    $   2.68                     $   .10        $    .02
Weighted average common shares outstanding..................      17,544                       8,902           8,936(12)

---------------

 (1) Wholesale sales for CVEO include revenue generated by its 23 retail stores of $5,141 for the four-month period ended April 30, 2001.

 (2) Wholesale sales have been reduced to reflect the following: (i) we sold the right to use Converse footwear trademarks in Japan in connection with the asset acquisition -- $8,425 represents revenue for sales made to CVEO's licensee in Japan; (ii) we did not acquire CVEO's retail store operations as part of the asset acquisition, and therefore, we do not generate this revenue -- $5,141 represents revenue generated by CVEO's retail stores;
     (iii) we did not acquire certain of CVEO's contracts with certain international distributors as part of the asset acquisition -- $4,390 represents revenue generated by sales to these international distributors; and (iv) $1,135 relates to sales generated by international operations not acquired.

 (3) Licensing revenue has been reduced to reflect that we sold the right to use the Converse footwear trademarks in Japan in connection with the asset acquisition and we no longer earn such licensing income.

 (4) Cost of sales has been reduced to reflect the following: (i) we sold the right to use Converse footwear trademarks in Japan in connection with the asset acquisition -- $7,366 represents cost of sales related to sales to CVEO's licensee in Japan; (ii) we did not acquire CVEO's retail store operations as part of the asset acquisition, and therefore, we do not generate this revenue -- $3,126 represents cost of sales from CVEO's retail stores; and (iii) we did not acquire certain of CVEO's contracts with certain international distributors as part of the asset acquisition -- $4,323 represents cost of sales for sales to these international distributors; and (iv) $770 relates to cost of sales related to sales generated by international operations not acquired.

 (5) Selling, general and administrative expenses has been reduced to reflect the following: (i) we did not acquire CVEO's retail store operations as part of the asset acquisition, and therefore we do not incur related expenses, $1,652 represents operating expenses related to CVEO's retail stores and (ii) we did not acquire CVEO's international operations, $2,813 relates to selling, general and administrative expenses associated with the international operations not acquired.

 (6) Represents CVEO's restructuring charges recorded in connection with the sale of certain international operations and the write-off of the related cumulative foreign currency translation adjustment offset by the reversal of CVEO's previously recorded charges related to international severance and contract termination costs. These charges were eliminated as they relate to international operations, retail stores and contracts which Converse did not acquire.

 (7) Represents interest expense on debt incurred in connection with the asset acquisition, less $3,776 of interest expense incurred by CVEO on debt we did not assume in the asset acquisition.

 (8) Upon its sale of assets to us, CVEO reversed to income an unamortized credit for current assets in excess of reorganization value which was recorded by CVEO in 1992 for "fresh start" reporting adopted by its parent company in connection with its reorganization. This entry has been eliminated for pro forma purposes as we did not acquire the unamortized credit.

 (9) Represents reversal of reorganization income and expense items including the gain on the sale of assets to us recorded by CVEO as a result of its January 2001 decision to reorganize under Chapter 11 of the U.S. Bankruptcy Code.

(10) Represents adjustment to record income tax at our effective tax rate.

(11) Diluted earnings per share deducts from net income (loss) preferred dividends of $3,470 and $5,567 for the eight-month period ended December 31, 2001, and the pro forma year ended December 31, 2001, respectively.

(12) Shares used in computing pro forma diluted earnings per share have been calculated assuming the equity structure of Converse as of December 31, 2001 existed as of January 1, 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes and the unaudited pro forma financial information and accompanying notes that appear elsewhere in this prospectus. Financial information for the fiscal year 2000 and for the four-month period ended April 30, 2001 is the historical financial information for CVEO, an entity that may be deemed to be our "predecessor" under applicable SEC rules and regulations. Unaudited pro forma financial information presented for the year ended December 31, 2001, includes CVEO's financial results for the four-month period ended April 30, 2001, adjusted to give pro forma effect to the asset acquisition as if it occurred on January 1, 2001, to eliminate certain reorganization items and to present CVEO's operating results as if it generally operated according to our business model. Because of the significant differences in strategy, operations and asset composition, we believe that CVEO's financial information may not be comparable to and should not be considered indicative of our current or future operations.

     The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See "Special Note About Forward-Looking Statements."

OVERVIEW

  GENERAL


     We are a designer, distributor and marketer of high performance and casual athletic footwear and apparel for men, women and children. Our products primarily include athletic footwear distinguished by our sports classics, sports performance and sports lifestyle product categories. Our products are sold in over 12,000 athletic specialty, sporting goods, specialty, department and national chain stores across the U.S. and Canada, and also through our 42 licensees in over 100 countries.


  THE ASSET ACQUISITION AND CHANGE IN BUSINESS MODEL

     On April 30, 2001, we acquired certain assets, including the Converse name and trademarks, from CVEO, which had voluntarily filed bankruptcy on January 22, 2001. We commenced operations on May 1, 2001, and we changed our name to Converse Inc. on May 21, 2001.

     We include CVEO financial information in this prospectus because CVEO may be deemed a "predecessor" under applicable SEC rules and regulations. Because of the significant differences in strategy, operations and asset composition, we believe that CVEO's financial information is not indicative of our current or future operations or prospects. Our results and prospects may not be comparable to CVEO's because, among other things:

     - We did not acquire CVEO's manufacturing operations, which were significant. Instead, we rely exclusively on third-party contract manufacturers in Asia.

     - We did not acquire CVEO's 23 retail stores.

     - CVEO was highly leveraged with over $150 million in indebtedness at December 30, 2000 and interest expense of approximately $21 million in fiscal 2000.

     - We receive no revenue on sales of Converse branded footwear products sold in Japan as a result of our sale of the Japanese footwear trademarks and related licensing agreements to Itochu in connection with the asset acquisition.

     - Our international operations are conducted primarily through third party licensing arrangements. In contrast, CVEO operated subsidiaries and distributors internationally.

     We accounted for the acquisition under the purchase method of accounting and allocated the purchase price among the various acquired assets based on their respective fair values on April 30, 2001. See Note 3 to our Consolidated Financial Statements. Among other effects of this allocation, our operating results in the year following the acquisition reflect (i) increased cost of sales due to a $4.1 million increase in the carrying value of the acquired inventory and (ii) increased amortization expense related to a $900,000 asset with respect to the acquired existing customer order backlog.

     Following the asset acquisition, our management team began implementing a variety of strategic and operational improvements to capitalize on the strength of the Converse brand, including implementing product development and marketing strategies to facilitate profitable growth, introducing new products and initiating new sourcing strategies and hiring experienced senior executives.

 CVEO

     In the periods preceding its January 2001 bankruptcy filing, CVEO undertook numerous restructuring and other activities that resulted in significant gains and charges, including:

     - the sale of its international operations and the conversion of these operations into licensees, primarily during fiscal 1999 and 2000, resulting in (i) decreased wholesale sales and increased licensing revenues and (ii) significant restructuring charges in fiscal 1999 and 2000 and the four-month period ended April 30, 2001;

     - the sale in December 2000 of its North Reading, Massachusetts headquarters building, resulting in a gain of $14.9 million in fiscal 2000;

     - the sale in November 1999 of its non-footwear trademarks and related licensee agreements in Japan to Itochu Corporation, resulting in a $24.8 million gain in fiscal 1999; and

     - the exiting of various business activities in fiscal 1999 and 2000, including closing its research and development facilities and unprofitable retail stores, with related work force reductions and asset impairment charges.

     In 1992, in connection with the reorganization of its parent under the U.S. Bankruptcy Code, CVEO adopted "fresh start" accounting and recorded current assets in excess of reorganization value of approximately $41.6 million, which was being amortized over 20 years. In conjunction with the acquisition, during the four-month period ended April 30, 2001, CVEO (i) recorded other income of $22.9 million primarily related to the reversal of the remaining unamortized credit of $23.4 million and (ii) recognized a gain of $36.0 million on the assets sold to us and a $3.4 million curtailment gain on its pension plan, offset by other reorganization-related charges and expenses totaling $15.1 million.

CRITICAL ACCOUNTING POLICIES

     Our financial condition and results of operations are affected by the methods, assumptions and estimates in applying critical accounting policies. We base our estimates on historical experience and evaluate and adjust them on an ongoing basis due to changes in our business as well as industry conditions. Changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe our most critical accounting policies relate to:

 REVENUE RECOGNITION

     Our net revenue is comprised of wholesale sales to retailers in North America and licensing revenue. Wholesale sales are FOB shipping point and, accordingly, revenue is recognized at the time of shipment, which is when title passes and the risks and rewards of ownership have passed to the customer. Our wholesale sales revenue may fluctuate if our customers delay accepting shipment of our products.

     Licensing revenue includes royalties from licensees and fees generated by our sourcing operation in the Far East. Royalties from licensees are recognized when all events have occurred to establish the amount earned and payable to us (typically, when sales are made by the licensees to retail distribution or, in the case of certain footwear license agreements, when shipment is made from the manufacturer). Fees generated by our sourcing operation in the Far East are composed of buying agency services and consulting services and are recognized when all such services are complete and we have no further obligations to earn the fees.

     As part of our revenue recognition policy, we record estimated sales returns and allowances from customers as reductions to revenues at the time revenues are recorded. We base our estimates on historical rates of product returns and claims, and specific identification of outstanding claims and outstanding returns not yet received from customers. Since inception, actual returns and claims have not exceeded our reserves. However, actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. If actual returns and claims exceed reserves, we would need to reduce our net revenues at the time of such determination.

 ACCOUNTS RECEIVABLE


     We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the provision for doubtful accounts for expected losses. We estimate the provision for doubtful accounts based on historical experience and past due status of the accounts in general as well as specific matters such as ability to pay, bankruptcy, credit ratings and payment history. Since inception, losses from uncollectible accounts have not exceeded our reserves. As of March 31, 2003 and December 31, 2002, our total allowances for bad debt were $1.4 million and $1.4 million, respectively, and our trade and licensing accounts receivable, net of these allowances, totaled $49.4 million and $31.6 million, respectively. If the financial condition of our customers were to deteriorate resulting in their inability to make payments, or actual market conditions become less favorable than those projected by us, additional provisions for doubtful accounts may be required.


 INVENTORY

     Inventories are valued at the lower of cost or market. We determine finished goods inventories by the first-in, first-out method. We write-down our inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

ORDERING CYCLE

     Our retailers for our wholesale business generally place orders with us in advance of three retail seasons: spring, back-to-school and holiday. These orders are either futures orders or at-once orders. Futures orders are placed up to six months prior to the beginning of the season. Under our futures program, retailers place orders scheduled for delivery more than five months in advance. Our futures program is similar to programs offered by other athletic shoe companies and allows us to better manage inventory costs and plan production and shipping. During the year ended December 31, 2002, futures orders accounted for approximately 60% of our wholesale sales. At-once orders are placed year-round, with products shipped based on inventory availability. We maintain an inventory of our core products to capture at-once opportunities, and we believe there is low obsolescence risk for our core products. Some retailers are increasingly reluctant to make futures orders. This reluctance is more prevalent with new products as compared to our historic core products with proven sales records. As we introduce new products, futures orders may decrease. Any reduction in futures orders will reduce our backlog as of any date, reducing financial visibility at that point in time.

BACKLOG


     Our backlog for wholesale sales at March 31, 2003 was $121.1 million representing an increase of 42% compared to March 31, 2002. Backlog is comprised of all open customer orders not yet shipped as of a particular date. For numerous reasons, including the timing of shipments, the product mix of, or adjustments to, customer orders and the mix of futures and at-once orders, our backlog as of any date may not be a reliable measure of sales or net income for future periods.


RESULTS OF OPERATIONS

     For purposes of comparing operating results for the year ended December 31, 2002 to the year ended December 31, 2001 and for comparing the operating results for fiscal 2001 to CVEO's operating results for fiscal 2000, we have (i) combined CVEO's operating results for the four-month period ended April 30, 2001 with our operating results for the eight-month period ended December 31, 2001, respectively, and have assumed that the asset purchase from CVEO occurred on January 1, 2001 and (ii) made certain adjustments to CVEO's operating results to account generally for the above-described differences in our and CVEO's operations. See "Unaudited Pro Forma Financial Information." These combined results, as adjusted, constitute the pro forma operating results for these periods. As a result of the differences between CVEO and us including strategic and operational changes since the asset acquisition, period to period comparisons of financial results may not be meaningful and the results of operations for historical periods may not be indicative of future results.

     Net revenue is comprised of wholesale sales to retailers in North America and licensing revenue. Recent increases in wholesale sales have been driven by increases in both unit sales and average wholesale prices. We believe that future increases in wholesale sales will be driven primarily by increased unit sales. Our licensees obtain the right to distribute Converse branded footwear and apparel in specific geographic regions. A licensee's obligations to us are based on an agreed percentage of annual net sales or purchases of Converse branded products, subject to certain annual minimum payments, and advertising contributions based on their annual net sales. Recent growth in licensing revenue relates primarily from increased sales of Converse branded products by our licensees.

     Cost of sales is comprised of all costs directly associated with generating net revenue, including purchasing our inventory and readying it for sale. CVEO included these direct costs as well as all costs relating to its manufacturing of domestically produced inventory in its cost of sales. Since the acquisition, we have seen a decrease in our cost of sales as a percentage of net revenue, primarily as a result of our exclusive use of overseas sourcing beginning in May 2001 and improved customer account and inventory management. Offsetting these reductions in 2001 was the step-up to fair value of the inventory acquired from CVEO. We believe that cost of sales as a percentage of net revenue have generally stabilized, and we do not expect to see the level of cost improvements experienced in the year following the acquisition.


     Selling, general and administrative expenses, or SG&A expenses, are primarily comprised of direct selling, advertising and marketing, and product development expenses in addition to employee salaries, benefits and other general operating costs. Since the acquisition on April 30, 2001, we have seen an increase in SG&A expenses as a percentage of net revenue due to increased expenditures relating to marketing and product development initiatives and the upgrading and relocation of our distribution facility. Due to cash and other constraints, CVEO did not focus its spending in these areas. We believe that our SG&A expenses will increase in future periods, including as a result of costs associated with being a public company such as costs related to compliance with the Sarbanes-Oxley Act, NASD quotation rules and other related rules and regulations. However, we believe that our SG&A expenses as a percentage of net revenue will decrease slightly in future periods as some of our infrastructure expenditures are reduced as a percentage of net revenue.

     The following table sets forth, for the periods indicated, certain items in the consolidated statement of operations presented as a percentage of net revenue.


                                                                                       CONVERSE
                                                 CVEO            -----------------------------------------------------
                                         ---------------------                                            THREE MONTH
                                                   FOUR-MONTH    EIGHT-MONTH          YEAR ENDED         PERIOD ENDED
                                         FISCAL   PERIOD ENDED   PERIOD ENDED        DECEMBER 31,          MARCH 31,
                                          YEAR     APRIL 30,     DECEMBER 31,   ----------------------   -------------
                                          2000        2001           2001            2001        2002    2002    2003
                                         ------   ------------   ------------   --------------   -----   -----   -----
                                                                                 (PRO FORMA)              (UNAUDITED)
                                                                                (UNAUDITED)(1)
Wholesale sales........................   92.8%       92.3%          88.0%           89.3%        88.3%   88.9%   86.7%
Licensing revenue......................    7.2         7.7           12.0            10.7         11.7    11.1    13.3
                                         -----       -----          -----           -----        -----   -----   -----
Net revenue............................  100.0       100.0          100.0           100.0        100.0   100.0   100.0
Cost of sales..........................   76.8        71.8           65.6            67.0         57.0    58.0    54.8
                                         -----       -----          -----           -----        -----   -----   -----
Gross profit...........................   23.2        28.2           34.4            33.0         43.0    42.0    45.2
Selling, general and administrative
  expenses.............................   26.3        24.5           25.6            25.6         27.1    21.9    23.3
Restructuring, asset impairment, and
  other unusual charges................    3.1         2.5             --              --           --      --      --
                                         -----       -----          -----           -----        -----   -----   -----
Income (loss) from operations..........   (6.2)        1.2            8.8             7.4         15.9    20.1    21.9
Interest expense, net..................    9.5         5.3            0.6             0.6          1.0     0.5     0.8
Reorganization items...................     --       (34.1)            --              --           --      --      --
Other (income), net....................   (4.9)      (32.0)            --              --           --      --      --
                                         -----       -----          -----           -----        -----   -----   -----
Income (loss) before taxes.............  (10.8)       62.0            8.2             6.8         14.9    19.6    21.1
Income tax expense (benefit)...........    1.4        (3.8)           3.7             2.9          5.8     8.0     8.2
                                         -----       -----          -----           -----        -----   -----   -----
Net income (loss)......................  (12.2)%      65.8%           4.5%            3.9%         9.1%   11.6%   12.9%
                                         =====       =====          =====           =====        =====   =====   =====


---------------

(1) Refer to "Unaudited Pro Forma Financial Information" included elsewhere in this document.


COMPARISON OF UNAUDITED THREE-MONTH PERIOD ENDED MARCH 31, 2003 TO UNAUDITED THREE-MONTH PERIOD ENDED MARCH 31, 2002



 NET REVENUE



     For the three-month period ended March 31, 2003, wholesale sales to retailers increased 31% to $57.9 million from $44.1 million for the three-month period ended March 31, 2002. The $13.8 million growth resulted from an increase in unit sales reflecting the introduction of new performance products and classics products as well as our expansion of existing product lines.



     For the three-month period ended March 31, 2003, licensing revenue increased to $8.9 million from $5.5 million for the three-month period ended March 31, 2002. The 62% increase relates to growth in wholesale sales by our international licensees, particularly for licensees in Italy, France, Spain, Mexico and China.



 GROSS PROFIT



     For the three-month period ended March 31, 2003, gross profit as a percent of net revenue increased to 45.2% from 42.0% for the three-month period ended March 31, 2002, due primarily, to increased sales of higher margin styles.



 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



     For the three-month period ended March 31, 2003, SG&A increased to $15.6 million or 23.3% of net revenue, compared to $10.8 million or 21.9% of net revenue, for the three-month period ended March 31, 2002. Included in the $15.6 million and $10.8 million of SG&A expenses for the three-month periods ended March 31, 2003 and 2002 is $4.5 million and $3.3 million, respectively, of marketing expenses, including advertising and promotion expenses; and $1.0 million and $0.9 million, respectively, of research, design, and development, or RD&D, expenses; with the remainder comprised of employee salaries, benefits, and other operating costs.

 INTEREST EXPENSE, NET



     For the three-month period ended March 31, 2003, interest expenses increased 144% to $0.5 million compared to $0.2 million for the three-month period ended March 31, 2002. The additional interest expense relates to an increase in the outstanding balance on our revolving credit facility to support working capital needs.



 INCOME TAX EXPENSE



     For the three-month period ended March 31, 2003, income tax expense increased to $5.5 million, or 38.7% of pre-tax income, from $4.0 million, or 40.7% of pre-tax income, for the three-month period ended March 31, 2002 due to increased income before tax. The reduction in the overall effective tax rate is a result of income generated through our international subsidiaries that is taxed at a significantly lower rate than our other income.



  NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS



     Net income available for common stockholders represents net income less dividends accumulated during the period regardless of whether dividends were declared during the period. Preferred stock dividends were $1.2 million for each of the three-month periods ended March 31, 2003 and March 31, 2002. For the three-month period ended March 31, 2003 net income available to common stockholders increased to $7.4 million from $4.6 million for the three-month period ended March 31, 2002. The increase relates to an increase in net income of $2.8 million.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO UNAUDITED PRO FORMA YEAR ENDED DECEMBER 31, 2001

 NET REVENUE

     For the year ended December 31, 2002, wholesale sales to retailers increased 36.2% to $181.3 million from $133.1 million for the pro forma year ended December 31, 2001. The $48.2 million growth resulted from both increased unit sales and higher average wholesale prices for several of our products. Increased unit sales reflect the introduction of new performance and classics products and our expansion of existing product lines. Our sports classics, sports performance and sports lifestyle product categories accounted for approximately 37%, 27% and 36%, respectively, of our wholesale sales during the year ended December 31, 2002.

     For the year ended December 31, 2002, licensing revenue increased to $24.0 million from $16.0 million for the pro forma year ended December 31, 2001. The 50.0% increase relates primarily to growth in wholesale sales by our international licensees, particularly our licensees in Europe, and fees generated by our sourcing operation in the Far East.

     For the year ended December 31, 2002 and the pro forma year ended December 31, 2001, approximately 23% and 18%, respectively, of net revenue were from the Foot Locker Group. No other customer accounted for 10% or more of net revenue. We expect the dollar amount of sales to this customer group to increase over time with their sales varying as a percentage of our net revenue. For the year ended December 31, 2002, no single licensee accounted for more than 10% of net revenue.

 GROSS PROFIT

     For the year ended December 31, 2002, gross profit as a percent of net revenue increased to 43.0% from 33.0% for the pro forma year ended December 31, 2001, due in part, to increased sales of higher margin styles and our exclusive use of overseas sourcing, which began in May 2001. Gross profit for the pro forma year ended December 31, 2001 was adversely impacted by $4.1 million due to the sale of inventory acquired from CVEO that we had recorded at fair market value on the asset acquisition date.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


     For the year ended December 31, 2002, SG&A expenses increased to $55.7 million, or 27.1% of net revenue, compared to $38.2 million, or 25.6% of net revenue, for the pro forma year ended December 31, 2001. Included in the $55.7 million of SG&A expenses for the year ended December 31, 2002 are $12.7 million of marketing expenses, including advertising and promotion expenses; $4.6 million of RD&D expenses; and

$1.5 million of moving and transition expenses associated with the relocation of our distribution facilities from North Carolina to California, with the remainder comprised of employee salaries, benefits, and other operating costs.

 INTEREST EXPENSE, NET

     For the year ended December 31, 2002, interest expense increased 122.2% to $2.0 million compared to $0.9 million for the pro forma year ended December 31, 2001. The additional interest expense relates to an increase in the outstanding balance on our revolving credit facility to support working capital needs.

 INCOME TAX EXPENSE

     For the year ended December 31, 2002, income tax expense increased to $11.9 million, or 39.1% of pre-tax income, from $4.3 million, or 42.8% of pre-tax income, for the pro forma year ended December 31, 2001 due to increased income before tax. During 2002, we generated a portion of our revenue through our international subsidiaries which we established at the end of fiscal 2001. Income generated by these subsidiaries is taxed at a significantly lower rate than our other income, which lowered our overall effective tax rate.

 NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS

     Net income available for common stockholders represents net income less dividends accumulated during the period regardless of whether dividends were declared during the period. Preferred stock dividends were $4.7 million and $5.6 million, respectively, for the year ended December 31, 2002 and for the pro forma year ended December 31, 2001. For the year ended December 31, 2002 net income available to common stockholders increased to $13.9 million from $0.2 million for the pro forma year ended December 31, 2001. The increase relates to an increase in net income of $12.8 million and the decrease in preferred stock dividends due to the redemption of $11.6 million of preferred stock in August 2001.

COMPARISON OF UNAUDITED PRO FORMA FISCAL 2001 TO FISCAL 2000

  NET REVENUE

     For unaudited pro forma fiscal 2001, net revenue decreased 33.8% to $149.2 million from $225.4 million for fiscal 2000, due to a decrease in wholesale sales and licensing revenue. For unaudited pro forma fiscal 2001, wholesale sales decreased to $133.1 million from $209.1 million for fiscal 2000. The $76.0 million decrease is comprised, in part, of sales to the licensee in Japan of $8.4 million, sales to international distributors of $4.4 million, and revenue generated by retail stores of $5.1 million, each of which have been excluded from the pro forma fiscal 2001 results as we did not acquire these operations.

  GROSS PROFIT

     For unaudited pro forma fiscal 2001, gross profit as a percent of net revenue increased to 33.0% from 23.2% for fiscal 2000, primarily as a result of improved customer account and inventory management as well as our exclusive use of overseas sourcing beginning in May 2001. Gross profit for unaudited pro forma fiscal 2001 was adversely impacted, however, by $4.1 million due to the sale of inventory acquired from CVEO which we recorded at fair market value on the acquisition date.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     For unaudited pro forma fiscal 2001, SG&A expenses as a percent of net revenue decreased to approximately 25.6% from 26.3% for fiscal 2000. This decrease was partially offset by a $1.0 million amortization expense primarily attributable to the acquired customer order backlog from the asset acquisition.

  RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES

     For fiscal 2000, CVEO recorded restructuring and asset impairment charges of $7.1 million, net of reversals, for various exit activities including a workforce reduction, the completion of the sale of its international operations and impairment losses associated with long-lived assets at corporate, retail stores and

CVEO's leased manufacturing plants. No reorganization or other charges were recorded in unaudited pro forma fiscal 2001.

  INTEREST EXPENSE, NET

     For unaudited pro forma fiscal 2001, interest expense decreased 95.8% to $0.9 million compared to $21.4 million for fiscal 2000. The $20.5 million reduction relates to CVEO's significant debt levels.

  OTHER INCOME

     For fiscal 2000, CVEO's other income of $11.1 million was principally comprised of the $14.9 million net gain on the sale of its North Reading, Massachusetts headquarters building, partially offset by the write-off of financing fees associated with its aborted effort to securitize its licensing revenue and legal and professional costs related to a corporate restructuring. No other income or expense was recognized in unaudited pro forma fiscal 2001.

  INCOME TAX EXPENSE

     For unaudited pro forma fiscal 2001, income tax expense was $4.3 million, or 42.8% of pre-tax income, compared to $3.2 million for fiscal 2000. Tax expense in unaudited pro forma fiscal 2001 reflects profitability for the period as compared to CVEO's loss in fiscal 2000. CVEO's income tax expense of $3.2 million for fiscal 2000 was comprised of certain foreign and state taxes.

  NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS

     For unaudited pro forma fiscal 2001 net income (loss) available for common stockholders increased to $0.2 million from a loss of $27.4 million for fiscal 2000. The $27.6 million increase relates to a $33.2 million increase in pro forma net income offset by $5.6 million of dividends on preferred stock which have been deducted from pro forma net income, consistent with the equity structure of Converse Inc.

DISCUSSION OF FISCAL 2001 -- ACTUAL

     The following discussion describes CVEO's actual results of operations for the four-month period ended April 30, 2001 and our actual results of operations for the eight-month period ended December 31, 2001.

  FOUR-MONTH PERIOD ENDED APRIL 30, 2001

     During this period, CVEO recorded net revenue of $71.4 million, comprised of $65.9 million of wholesale sales, including $5.1 million in sales from its retail stores, and $5.5 million of licensing revenue. CVEO realized gross profit of $20.1 million, or 28.2% of net revenue during the period. SG&A expenses for the period were $17.5 million, which included $11.0 million of selling, marketing and RD&D expenses and $6.5 million of general and administrative expenses. During this period, CVEO recorded $2.7 million of restructuring and unusual charges related to the sale of its remaining international operations and the write-off of the related cumulative translation adjustment, offset by $0.9 million of changes in previously accrued estimated costs to terminate coaches' contracts. Interest expense for the period approximated $3.8 million due to CVEO's significant debt levels.

     Other income for the period of $22.9 million resulted primarily from the reversal of the unamortized credit of $23.4 million for current assets in excess of reorganization value on CVEO's books related to its 1992 adoption of "fresh start" accounting. Reorganization items during the period totaled $24.3 million, including $1.5 million of severance and retention costs, $4.1 million of professional fees, $5.1 million of financing costs and $4.4 million of asset impairment and manufacturing closure costs. These amounts were offset by a $3.4 million curtailment gain on CVEO's pension plan and the $36.0 million gain recorded as a result of the asset sale to us. During this period, CVEO recorded a $3.9 million tax benefit related to a reduction in tax reserves. The asset acquisition did not include any CVEO net operating losses or other tax assets.

  EIGHT-MONTH PERIOD ENDED DECEMBER 31, 2001

     During this period, we recorded net revenue of $98.1 million, comprised of $86.4 million of wholesale sales and $11.7 million of licensing revenue. Sports classics, sports performance and sports lifestyle product categories accounted for approximately 41.6%, 23.3% and 35.1% of wholesale sales, respectively. We realized gross profit of $33.8 million, or 34.4% of net revenue. Our gross profit was favorably impacted by our use of overseas sourcing, but it was adversely impacted by $4.1 million due to the sale of inventory acquired from CVEO which we recorded at fair market value on the acquisition date.

     During this period, we incurred SG&A expenses of $25.1 million, or 25.6% of revenue, including $5.6 million of marketing expenses and $1.9 million of RD&D expenses. For the period, interest expense, net of interest income of $0.1 million, approximated $0.6 million, which included interest and related fees associated with our revolving credit facility. For the period, we recorded income tax expense of $3.7 million, resulting in an effective income tax rate of 45.5%. In addition, we had deferred tax assets of $1.2 million as of December 31, 2001.

UNAUDITED QUARTERLY OPERATING RESULTS

     The following table sets forth selected unaudited financial data for each of the last eight fiscal quarters. The operating results for any quarter are not necessarily indicative of results for any future period.


                            CVEO                                            CONVERSE
                       --------------   ---------------------------------------------------------------------------------
                                                                                                                  FISCAL
                        FISCAL 2001               FISCAL 2001                          FISCAL 2002                 2003
                       --------------   -------------------------------   -------------------------------------   -------
                         APRIL 1 TO      MAY 1 TO
                         APRIL 30,       JUNE 30,      3RD        4TH       1ST       2ND       3RD       4TH       1ST
                            2001           2001      QUARTER    QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                       --------------   ----------   --------   -------   -------   -------   -------   -------   -------
                       (IN THOUSANDS)                                           (IN THOUSANDS)
Net revenue..........     $17,493        $27,631     $42,497    $27,977   $49,590   $51,484   $59,370   $44,884   $66,822
Gross profit.........       6,406          7,990      15,063     10,736    20,817    21,586    27,367    18,451    30,187
Income (loss) from
  operations.........      (1,102)         3,351       5,446       (150)    9,978     7,351    12,821     2,353    14,611
Net income (loss)....      51,150          1,800       3,026       (426)    5,767     4,003     7,689     1,133     8,629


     The following table sets forth certain unaudited financial data for each of the last eight quarters as a percentage of net revenue.


                          CVEO                                          CONVERSE
                       -----------   ------------------------------------------------------------------------------
                         FISCAL                                                                             FISCAL
                          2001               FISCAL 2001                         FISCAL 2002                 2003
                       -----------   ----------------------------   -------------------------------------   -------
                       APRIL 1 TO    MAY 1 TO
                        APRIL 30,    JUNE 30,     3RD       4TH       1ST       2ND       3RD       4TH       1ST
                          2001         2001     QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                       -----------   --------   -------   -------   -------   -------   -------   -------   -------
Net revenue..........    100.0%       100.0%     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit.........      36.6        28.9       35.4      38.4      42.0      41.9      46.1      41.1      45.2
Income (loss) from
  operations.........      (6.3)       12.1       12.8       (.5)     20.1      14.3      21.6       5.2      21.9
Net income...........     292.4         6.5        7.1      (1.5)     11.6       7.8      13.0       2.5      12.9


     Generally, our revenue is recognized equally between the first-half and second-half of the year with revenue peaking in the third quarter coinciding with shipments to retailers for the back-to-school season. Our net revenue for the 2001 and 2002 fourth quarters and lower gross profit margins in the 2002 fourth quarter reflect the low sales volume we have experienced in the fourth quarter due to the under-penetrated holiday season. To date we have focused our efforts on designing and introducing products for the spring and back-to-school seasons.

     For the period from April 1, 2001 to April 30, 2001, CVEO's net income of $51.2 million includes (i) a $23.4 million benefit from the reversal of the unamortized balance on CVEO balance sheet related to CVEO's 1992 adoption of "fresh start" accounting and (ii) a $36.0 million gain on the asset sale to us on April 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

     We have satisfied our cash requirements principally through cash flow from operations and borrowings under our revolving line of credit.


     Cash used in operating activities was $7.6 million for the three-month period ended March 31, 2003 and $1.1 million for the year ended December 31, 2002, reflecting primarily an increase in our working capital components, including accounts receivable and inventory, in line with the growth of our business. Our working capital position, net of cash, was $39.7 million as of March 31, 2003 and $36.2 million as of December 31, 2002.



     Cash used in investing activities was $0.2 million for the three-month period ended March 31, 2003 and $13.8 million for the year ended December 31, 2002. Investments in 2002 included infrastructure investments to increase the scalability of our information technology systems, costs associated with the implementation of an enterprise resource planning (ERP) system and the acquisition of certain assets of our licensee in Canada. In addition, in 2002 we upgraded and relocated our distribution centers closer to the Port of Long Beach, California, which is the major port of entry for our products and more strategically located to a number of our major retailers.



     Cash provided by financing activities was $13.6 million for the three-month period ended March 31, 2003 and $9.4 million for the year ended December 31, 2002. These amounts represent proceeds from our revolving line of credit offset by cash used to pay dividends on our series A preferred stock.


FINANCING ARRANGEMENTS


     We have a revolving credit facility that provides for revolving borrowings up to $85.0 million, amended on May 8, 2003 to $125.0 million with actual borrowings limited to available collateral, which includes a percentage of our inventory, trade receivables and estimated annual licensing revenue ($60.1 million was available as of March 31, 2003) and also subject to our maintaining at least $5.0 million of excess borrowing availability. The minimum availability requirement was amended on May 8, 2003 to $7.5 million. As of March 31, 2003, the outstanding balance on the revolving credit facility was approximately $26.1 million. At March 31, 2003 our revolving credit facility bore interest at a eurodollar rate plus 2.5%. Our May 8, 2003 amendment reduced the interest to a eurodollar rate plus 2.25%. We continue to pay customary facility fees. In conjunction with the amendment, we incurred $850,000 of debt issuance costs.



     At March 31, 2003 our revolving credit facility provided for a sub-facility for documentary letters of credit and eligible inventory up to $40.0 million for purchases of merchandise inventories. The sub-facility was increased as of May 8, 2003 to $60.0 million for the year 2003, $65.0 million at all times during 2004, and $70.0 million at all times during 2005 and thereafter. As of March 31, 2003, outstanding letters of credit and eligible inventory approximated $18.5 million.



     Our revolving credit facility includes certain covenants and restrictions, including the requirement that we maintain a specified adjusted net worth, and restrictions on indebtedness, mergers, acquisitions, payment of dividends or redemption of capital stock, creation of subsidiaries, creation of security interests or mortgages, and entering into businesses unrelated to our current operations. Our May 8, 2003 amendment increased the net worth requirement to $60.0 million from May 8, 2003 through June 29, 2003, $65.0 million from June 30, 2003 through December 30, 2003, $70.0 million from December 31, 2003 through December 30, 2004, and $80.0 million from December 31, 2004 and at all times thereafter. The net worth requirement will be reduced on a dollar-for-dollar basis to the extent our series A preferred stock is redeemed with proceeds of this offering. Our revolving credit facility also requires that we maintain adequate insurance, comply with applicable laws and regulations, maintain GAAP financial statements and comply with our licensee agreements. As of March 31, 2003, our adjusted net worth was $75.4 million and we were in compliance with the other covenants and restrictions.


     We anticipate that cash generated from this offering, from operations and from funds available under our revolving credit facility will be sufficient to satisfy our cash requirements for at least the next twelve months.

CAPITAL EXPENDITURES


     Capital expenditures were $0.2 million and $11.6 million for the three-month period ended March 31, 2003 and the year ended December 31, 2002, respectively. Capital expenditures related primarily to distribution and information technology.


     Due to our significant investments in our distribution and information technology infrastructures in fiscal 2001 and 2002, we anticipate the level of capital expenditures to significantly decrease in fiscal 2003 and beyond. In 2003, capital expenditures will primarily relate to inventory automation systems for our distribution centers and to a lesser extent, additional information technology expenditures.

LONG-TERM OBLIGATIONS


     The following table presents our long-term contractual obligations as of March 31, 2003:



                                                       PAYMENTS DUE BY PERIODS
                                    -------------------------------------------------------------
                                     TOTAL    LESS THAN 1   2-3 YEARS   4-5 YEARS   AFTER 5 YEARS
                                    -------   -----------   ---------   ---------   -------------
                                                           (IN THOUSANDS)
Operating leases..................  $20,142     $ 2,649      $7,735      $7,832        $1,926
Issued but undrawn letters of
  credit..........................   10,187      10,187          --          --            --
Software license and maintenance
  contracts.......................    1,826         971         855          --            --
Endorsement contracts.............      733         310         413          10            --
                                    -------     -------      ------      ------        ------
Total contractual obligations.....  $32,888     $14,117      $9,003      $7,842        $1,926
                                    =======     =======      ======      ======        ======


     We intend to finance these obligations through cash flow from operations and borrowings under our revolving credit facility.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which will be effective for us in the first quarter of fiscal year 2004. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect that the impact of adopting SFAS No. 143 will be material to our consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the impairment for all tangible assets. SFAS 144 will be effective for us in the first quarter of fiscal year 2003. We do not expect that the impact of adopting SFAS No. 144 will be material to our consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections," which will be effective for us in fiscal 2003. SFAS 145 eliminates the classification of debt extinguishment activity as extraordinary items; eliminates inconsistencies in lease modification treatment and makes various technical corrections or clarifications of other existing authoritative pronouncements. We do not expect that the impact of adopting SFAS No. 145 will be material to our consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. This Statement requires that a liability or a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 does not impact us.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation -- Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements under SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The provision of this statement is effective for fiscal years ending after December 15, 2002. We have elected to continue to account for stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and have adopted the disclosure provisions for SFAS 148.

     In December 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 expands the disclosure requirements for guarantees issued. It also requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation underlying the guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements ending after December 15, 2002. We have adopted the provisions of FIN 45 and determined that this interpretation has no material impact on the consolidated financial statements.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The interpretation provides guidance on the identification of, and financial reporting for, entities for which control is achieved through means other than voting rights. FIN 46 is effective for the first fiscal period beginning after June 15, 2003, for variable interest entities, which are created after January 31, 2003. FIN 46 does not impact us.


     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and is effective for contracts entered into or modified after June 30, 2003. SFAS 149 does not impact us.



     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how a company classifies certain financial instruments that have characteristics of both liabilities and equity and is effective for our three month period ending on September 30, 2003. SFAS 150 does not impact us.


MARKET AND OTHER RISKS


     Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of trade and licensee accounts receivable. As of March 31, 2003 and December 31, 2002, approximately 35% and 36%, respectively, of our accounts receivable were from our largest customer. Credit risk with respect to our other trade accounts receivable is mitigated by the relatively large number of entities comprising our customer base and the close monitoring of credit extended to our largest customers. Concentration of credit risk with respect to licensee accounts receivable is reduced through the close monitoring of receivable balances and the international dispersion of such licensees. We maintain reserves for potential credit losses, and losses, in the aggregate, have not exceeded management's expectations since inception.



     Our top two manufacturers produced approximately 65% and 47% of our footwear needs during the year ended December 31, 2002 and for the three month period ended March 31, 2003. A disruption or change in the sourcing relationship with our manufacturers could cause a delay in manufacturing; however, we believe that such a change would not impact long-term supply due to the existence of alternative suppliers.


     Although our purchases from our contract manufacturers are made in U.S. dollars, adverse fluctuations in the exchange rate between the U.S. dollar and the local currencies of our contract manufacturers could result in our contract manufacturers charging us a higher price for purchased goods.


     Our revolving credit facility has a variable interest rate. As a result, we are subject to related interest risk on borrowed amounts. We estimate that a 1% increase in the interest rate on our revolving credit facility would result in approximately $63,000 in annual additional interest expense.

                                    BUSINESS

OVERVIEW

     Converse is a designer, distributor and marketer of high performance and casual athletic footwear and apparel for men, women and children. We believe the Converse brand is one of the most recognized sports brands in the world. Since the brand was founded in 1908, Converse has built a reputation as "America's Original Sports Company"(TM) and has been associated with a rich heritage of legendary shoes such as the Chuck Taylor(R) All Star(R). We believe that the All Star is the best selling athletic shoe in history with hundreds of millions of pairs sold worldwide. The Converse brand is associated with innovation in athletic footwear and Converse products have been worn by world-class athletes and are associated with champions in most major professional sports. Our brand appeals to consumers of performance and casual sports products, which creates opportunities for us to market a broad range of products across a wide demographic base.


     Our products primarily include athletic footwear distinguished by our sports classics, sports performance and sports lifestyle product categories, comprising approximately 37%, 27% and 36%, respectively, of our wholesale sales during 2002. Our sports classics footwear category includes the Chuck Taylor All Star, the Jack Purcell(R) tennis shoe, the One Star(R) court shoe and other authentic heritage products. Our sports performance footwear category currently focuses on basketball footwear, while our sports lifestyle products appeal to trend-conscious consumers seeking casual footwear. Our products are sold in over 12,000 athletic specialty, sporting goods, department and national chain stores across the United States and Canada, and also through our 42 licensees in over 100 countries. Worldwide wholesale sales of all products bearing the Converse brand, generated by us and our licensing partners and affiliates, were approximately $580 million for 2002. Of this total, the Americas contributed approximately 38% of sales of the brand, the Asia and Pacific region contributed approximately 46%, and the balance of approximately 16% was from Europe, the Middle East and Africa.


     Since we acquired the Converse assets in April 2001, our management team has taken steps to capitalize on the strength of the Converse brand and build upon its tradition of athletic excellence. Our management team has developed and executed upon a business model to facilitate profitable growth and reestablish Converse as a leading multi-category sports footwear and apparel brand. The key elements of our business platform have been to:

     - build a design and development organization capable of creating new products and accelerating their introduction;

     - introduce new sports performance and sports lifestyle footwear and mine our extensive product archives to reintroduce sports classics footwear models;

     - develop a comprehensive marketing strategy designed to reinforce our strong brand heritage and broaden the appeal of our brand;

     - build our sales organization and strengthen our relationships with leading retailers to gain additional shelf space;

     - establish relationships with independent contractors in Asia to manufacture all of our footwear products;

     - establish an advanced sourcing center in South China staffed with highly experienced local experts to reduce production costs and time-to-market; and

     - develop an infrastructure with capacity to accommodate our growth by installing proven information systems and opening two West Coast distribution facilities to improve operating leverage.


     As a result of our efforts, our financial performance has significantly improved. Net revenue, income from operations and net income have increased to
(i) $66.8 million, $14.6 million and $8.6 million, respectively, for the three-month period ended March 31, 2003 from $49.6 million, $10.0 million and $5.8 million, respectively for the three-month period ended March 31, 2002, and
(ii) $205.3 million, $32.5 million and $18.6 million, respectively, for the year ended December 31, 2002 from $149.2 million, $11.0 million and $5.8 million, respectively, for the pro forma year ended December 31, 2001, which includes CVEO's results for the four-month period ended April 30, 2001. We have also improved our operating income margins, which increased to 21.9% in the first quarter of 2003 from 20.1% in the same period of 2002. Our backlog at March 31, 2003 was $121.1 million, which increased 42% from March 31, 2002. Our December 31, 2002 backlog was $78.6 million, which increased 23% from December 31, 2001.


OUR BRAND HERITAGE


     Throughout its 95-year history, the Converse brand has demonstrated the ability to transcend both the athletic casual and athletic performance categories, consistently appealing to a broad demographic ranging from young teens to middle-aged adults and enduring as a part of American popular culture. Key milestones in the development our of brand include:


     - 1908 -- Marquis Mills Converse founded The Converse Rubber Shoe Company.

     - 1917 -- Converse developed the first performance basketball shoe called the All Star(R).

     - 1923 -- Converse added basketball legend Chuck Taylor's name and signature to the All Star in recognition of his contribution to the game and to the development of our sport shoe.

     - 1937 -- Converse introduced the Jack Purcell(R) tennis shoe with its unique toe bumper and toe smile.

     - 1940s -- Converse produced protective footwear, aviator boots, jungle boots, parkas and other equipment for all branches of the U.S. Armed Services, earning several coveted Army-Navy "E" Awards for production excellence.

     - 1950s -- Many of the stars of the National Basketball Association, or NBA, were wearing the All Star on the courts, while young men across the United States were sporting their Chuck Taylors on the playing field and on the street, and Hollywood discovered the Jack Purcell.

     - 1960s -- Converse designed and developed athletic performance footwear for numerous college basketball programs and other sports, including tennis, track and field, baseball and football. On March 2, 1962, Wilt Chamberlain of the Philadelphia Warriors scored 100 points to set the NBA record for most points in a single game while wearing his All Stars.

     - 1970s -- Converse introduced the Pro Leather, also known as the "Dr. J," for basketball star Julius Erving in 1976. While baseball legend Lou Brock and tennis champion Jimmy Connors were setting new standards for their sports, Converse was revolutionizing athletic performance footwear.


     - 1980s -- Converse provided performance products for the U.S. Olympic Team at the Summer Olympic Games in Los Angeles. In 1986, Converse launched the Weapon(R) basketball shoe, which was worn by many star players in the NBA including Larry Bird, Robert Parrish, Kevin McHale and Isiah Thomas. Throughout the 1980s, Tony Dorsett in football and Chris Evert in tennis dominated their respective sports while wearing Converse performance products.


     - 1990s -- Converse introduced the Run & Slam in 1993, fusing elements of running and basketball footwear. A restyled performance version of the Chuck Taylor, called the All Star 2000, was also introduced and the One Star(R) was relaunched and embraced by the new action sports generation, including skateboarders and surfers.

THE ATHLETIC FOOTWEAR AND APPAREL MARKET

     According to Sporting Goods Intelligence, the combined worldwide market for athletic footwear and apparel generated approximately $57.7 billion in wholesale revenue in 2001. The athletic footwear market comprised $16.2 billion of wholesale sales in 2001, which were relatively concentrated with Nike, Reebok and adidas generating approximately 58% of total wholesale sales. The athletic apparel market comprised $41.5 billion in wholesale sales in 2001 with market share highly fragmented among many athletic and apparel brands.

     The athletic footwear and apparel industry is characterized by rapidly changing consumer preferences and purchasing patterns. Market share gains in the wholesale industry have historically been driven by the ability to build brand recognition and loyalty, offer innovative products and conduct successful marketing campaigns, including athlete endorsements and celebrity product usage. Retailers are increasingly focused on suppliers capable of delivering products quickly to meet changing consumer preferences.

     We believe the U.S. market is important, not only because it is the largest footwear market in the world, with $7.6 billion in wholesale sales in 2001, but also because brand strength in the U.S. market drives global demand for these products. The four largest product categories in the U.S. athletic footwear market in 2001 were: running (27%), basketball (18%), sports casual (16%) and cross-training (14%). Basketball and sports casual product categories are increasing as a percent of the total market at the expense of the running and cross-training categories. Currently, the U.S. market is experiencing resurgence in the popularity of "retro" models and modernized classic footwear models as well as an increased demand for moderately priced footwear. According to the NPD Group, a market data provider, basketball was one of the fastest growing major U.S. athletic footwear category in dollar volume during the 12 months ended December, 2002, while average retail prices for basketball footwear products declined from $55.69 to $53.18. Another key market trend is the strong demand from specialty athletic footwear retailers for new high growth brands to reduce their dependence on the top three brands. Athletic footwear is sold through many channels, including athletic specialty, sporting goods, specialty, department and national chain stores.

BUSINESS STRENGTHS

     We believe the following strengths create significant competitive advantages and opportunities for growth:

 POWERFUL GLOBAL SPORTS BRAND WITH BROAD APPEAL


     The Converse brand has a heritage of producing high quality athletic footwear for 95 years. We believe the Converse brand is one of the most recognized sports brands in the world and is an American icon. Sporting Goods Business estimates that over 83% of U.S. consumers above the age of 15 recognize the Converse brand. Our brand appeals to consumers of both the performance and casual sports products which creates opportunities for us to market a broad range of products across a wide demographic base. As the brand has evolved, its appeal has expanded beyond athletes to a broad segment of the population, to include trend-setting consumers and high-profile celebrities. By embracing Converse products, high-profile personalities generate increased media visibility for the brand and drive global demand for Converse products.


 SPORTS CLASSICS FOOTWEAR CREATE FOUNDATION FOR GROWTH AND PROFITABILITY

     Our sports classics products have a rich heritage, a strong association with sports legends and are readily identifiable by consumers. Converse icon products such as the All Star,(R) Jack Purcell(R) and One Star(R) have been marketed for over 85, 65 and 25 years, respectively. We tap our extensive product archives to introduce and market a broad range of additional heritage products. Our sports classics footwear lines accounted for 37% of our U.S. footwear sales in 2002. These classic footwear products provide us with attractive margins and require comparatively modest advertising and marketing expenditures to drive sales, primarily because of their loyal following, consistent base of consumer demand and constant shelf space.

 PROVEN MANAGEMENT TEAM WITH SIGNIFICANT INDUSTRY AND BRAND DEVELOPMENT
 EXPERTISE

     Our management team has extensive experience in the athletic footwear and apparel business. Our team of proven industry veterans have designed, sourced, distributed and marketed for over 20 leading footwear and athletic apparel companies such as adidas, Reebok, Nike and K-Swiss. Jack Boys, our chief executive officer, has over 21 years of experience in the sports footwear and apparel industry. While most of our executives are new to Converse, many have substantial experience in developing and strengthening brands.

 RAPID TIME TO MARKET

     We have implemented several initiatives that we believe enable us to bring products to market faster than our competition. By reengineering our product design and development processes and establishing a sourcing and quality center in South China, we have significantly reduced our sourcing costs, shortened development times and improved our operational efficiencies. New product development times from design to delivery have generally been reduced to 12 months, which is well below the industry average of 18 months. We believe that these improvements provide us with the necessary flexibility in design and development to rapidly react to trends and quickly provide our retailers with the innovative products they need.

 LEVERAGABLE BUSINESS MODEL

     We have made substantial investments to establish an infrastructure that is capable of supporting our growth. We have installed information systems that enable us to closely and effectively monitor the performance of our key business functions, including order processing and tracking, sales and finance. In addition, we have improved our operating efficiencies by opening two West Coast distribution centers that have capacity to scale significantly as our volumes grow. We expect that by continuing to reduce our operating costs and improving efficiencies, we will be positioned to realize increased profitability as our revenue grows.

 ESTABLISHED RELATIONSHIPS WITH LEADING RETAILERS

     We have long-established relationships with (i) athletic specialty retailers such as Foot Locker and Champs; (ii) sporting goods retailers including The Sports Authority, Modell's and Copeland's; (iii) specialty retailers such as Journeys, Eurostar and Famous Footwear; and (iv) department and national chain stores including J.C. Penney and Nordstrom. We are increasing sales and gaining additional shelf space with these and other high volume retailers as well as rationalizing the number of retail accounts through which we distribute our products. Increasingly, retailers are seeking suppliers capable of rapidly responding to changing consumer preferences and producing exclusive products. We believe the changes we have made to increase our production flexibility and reduce our product development cycle times are competitive advantages for us in developing and expanding our relationships with leading retailers.

  EXTENSIVE INTERNATIONAL LICENSE NETWORK SUPPORTS PROFITABLE GROWTH


     We currently have 42 licensee relationships worldwide that distribute Converse products in over 100 countries. In several of these markets, including Australia, South Africa, Mexico and China, Converse is one of the top four athletic footwear and apparel brands by units sold. We have chosen to establish licensee relationships in international markets because they provide us with local distribution expertise and enable us to expand the Converse brand globally with minimum capital investment and no inventory risk. In addition, our licensees have helped strengthen the global recognition of our brand, which is reinforced through the premium positioning we enjoy in many international markets. Our license agreements typically stipulate payments to us based on a percentage of the licensee's net sales and purchases, with minimum amounts that provide a stable revenue source.


GROWTH STRATEGIES

     We seek to enhance the value of the Converse brand, increase our market share and improve operating efficiencies through the following strategies:

 BUILD A LEADING MULTI-CATEGORY SPORTS PERFORMANCE PORTFOLIO


     We plan to restore Converse's position as a leading multi-category athletic footwear and apparel brand by leveraging our image as "America's Original Sports Company"(TM) and introducing products in several categories, including basketball, cross training, running, walking and tennis. We currently offer a focused collection of performance basketball shoes. During the 2003 basketball season, we plan to introduce a full line of newly designed performance basketball shoes with retail prices ranging from $55 to $100, including the launch of a signature basketball shoe with patented technology. Also in 2003, we plan to expand our team sports program by introducing a basketball shoe for sales through team dealers. We plan to launch additional performance categories in 2004 and 2005. We intend to support these product introductions with a comprehensive marketing plan designed to reinforce the authentic heritage of our brand. Our key marketing initiatives will include television and print advertising to promote our launch of new performance basketball products in Fall 2003, continued athlete endorsements, public relations initiatives and sponsorship of the Five Star basketball camps.

 EXPAND SPORTS CLASSICS AND SPORTS LIFESTYLE FOOTWEAR CATEGORIES

     To increase market share in our existing sports classics and sports lifestyle footwear categories, we plan to accelerate the development of new products in these categories. We believe our sports classics products generate long-term, consistent demand and provide a solid revenue and market share foundation. We intend to capitalize on our extensive product archives by reintroducing original and modernized versions of our sports classics products. We also plan to introduce premium-priced sports classics products, building upon the successful recent launch of the John Varvatos-designed line of limited edition shoes sold in premium U.S. retailers such as Barney's New York and Neiman Marcus. For 2003, we plan to introduce 27 footwear models derived from our archives and supported by a marketing campaign drawing upon our brand heritage. In 2003, we are planning two major product initiatives in our sports lifestyle category: an urban-directed collection that evolves from our successful A Train and Cynch models and a skate-influenced collection aimed at the suburban mall consumer that draws inspiration from our successful EV Pro(TM) franchise. We plan to support our lifestyle products with increased point-of-sale and local advertising.

  DEVELOP WOMEN'S AND CHILDREN'S FOOTWEAR CATEGORIES

     We are focused on expanding our women's and children's athletic footwear categories. Women's shoes accounted for about one-third of our footwear sales in 2002. Only 15% of our footwear models are currently targeted toward women. We believe the opportunity exists to significantly increase our penetration of this $4.6 billion market. We are in the process of building a dedicated women's design team and are planning to roll out an expanded women's footwear collection for 2003. Children's footwear provides a similar opportunity. We have hired dedicated designers, and for 2004 we intend to introduce a full line of children's footwear, including children's sizes of selected popular adult models as well as models designed exclusively for children.

 PENETRATE HIGHLY COMPLEMENTARY APPAREL MARKET

     The $41.5 billion global athletic apparel market provides a highly complementary expansion opportunity for the Converse brand permitting us to offer head-to-toe product assortments. Through license agreements with key partners, we are targeting two market segments: sports apparel and urban apparel. We launched a sports apparel collection with Foot Locker and Champs, which is currently distributed nationwide with plans for distribution in Europe in 2003. Together with the organization responsible for Akademiks, an urban apparel brand, we have launched a premium-priced, urban apparel collection inspired by our rich heritage, which will be sold through independent, high-end retailers, beginning in the Fall 2003.

  DEVELOP NEW AND EXISTING RETAIL RELATIONSHIPS

     A significant opportunity exists to expand our retail distribution by increasing retail shelf space for our products and adding new stores from existing accounts, as well as adding new retail accounts. We continue to seek opportunities to build new alliances with high-volume, brand-enhancing retailers. We seek to align ourselves with retailers whose reputation for quality and service and whose marketing strategies are consistent with our own. We believe our broad product range, speed to market and ability to develop retailer-exclusive products favorably positions us to gain share with existing and new retailers.

  GROW THE CONVERSE BRAND INTERNATIONALLY

     The increased strength of our brand in the United States enhances the growth of the Converse brand globally. We are implementing a number of targeted strategies to expand our international footwear and apparel licensing revenue. We are developing programs for our licensees and affiliates on the design, development, marketing and sourcing of Converse products to further unify our brand image and to gain scale efficiencies. We are pursuing opportunities to consolidate smaller markets under master licensees with proven operational resources, which we believe can improve product distribution and efficiencies within specific geographic areas. We also plan to selectively explore opportunities to acquire our licensees.

DESIGN AND DEVELOPMENT

     We have made significant investments to build a design and development organization, since none existed at the time of the asset acquisition. We have established teams of product line managers, designers and developers focused on our individual sport footwear categories and apparel. We are also building design and development teams dedicated to our new categories of women's and children's footwear. To enhance our relationships with key customers, we have established "fast strike" teams, which are composed of product design and development specialists who work directly with our customers, reviewing sales data and customer reactions to develop and bring tailored products to market rapidly. Our advanced product development organization is capable of accelerating the frequency and speed to market of new product introductions. We are committed to continuing to dedicate significant resources to product planning, design and development to sustain our brand's commitment to innovation and outstanding products.

     We design and develop footwear models across our product categories. Each model is a distinct shoe type. For each model, we can develop many styles utilizing different materials, color treatments and design elements. We design products specifically for the spring, back-to-school and holiday seasons, which we supplement with a constant flow of new products to selected retailers throughout the year. Our integrated design and development process originates with our product line managers who analyze style and market trends that influence the designs created by our designers. The designs are then translated into product specifications by our developers and used by our sourcing team in Asia to make prototypes. Our designers and developers frequently travel to Asia and work closely with our local team and manufacturers to develop product prototypes, test and refine products and provide quality assurance through the manufacturing stage. These trans-Pacific teams are highly focused on bringing products to market quickly and reducing costs while maintaining product quality.

     The majority of Converse footwear products sold by our international licensees are developed by us and are also available in North America. We design products for specific licensees and international markets. Additionally, we review products designed by licensees to ensure that the footwear and apparel they produce are appropriate for the intended market and are consistent with the attributes associated with the Converse brand.

PRODUCTS

     The Converse brand has powerful appeal to both the performance and casual sports categories, which creates opportunities for us to successfully market products across a wide demographic base. Most of our business is comprised of men's athletic footwear, grouped into three categories: sports classics, sports performance and sports lifestyle. We also offer focused selections of apparel and women's and children's footwear.

     Sports Classics. Our sports classics category is the most established of our product categories and includes heritage products such as the All Star(R), the Jack Purcell(R) and the One Star(R), which have been selling for over 85, 65 and 25 years, respectively. This category also includes other revivals of shoes previously worn by sports champions. These products have a rich heritage, a strong association with sports legends and are readily identifiable by consumers. We believe our sports classics products have gained a loyal following that creates a consistent base of consumer demand and constant shelf space. Our sports classics products comprised 37% of our footwear sales for 2002.


     We intend to capitalize upon our extensive product archives to continue reintroducing original and modernized versions of sports classics products designed to appeal largely to consumers seeking sports-inspired casual footwear. We will continue to grow the Chuck Taylor(R) line with seasonal introductions of new colors, leathers and fabrics. Beyond the Chuck Taylor(R) introductions, we plan to reintroduce 27 footwear models derived from our archives. We also intend to introduce premium priced sports classics products, building upon the successful recent launch of a John Varvatos-designed line of limited edition shoes sold in premium U.S. retailers such as Barney's New York and Neiman Marcus. This premium collection includes 15 models inspired by our classic products.



     Sports Performance. Over the last century, Converse high performance athletic shoes have been the choice of many world-class athletes and champions in most major professional sports. We plan to reestablish Converse's position as a leading multi-category performance sports supplier by introducing sports performance products in several categories, including basketball, cross training, running, walking and tennis. Our design and development team developed a new patented technology that will function in multiple performance categories to enhance the fit, stability and cushioning of sports performance footwear that will be applicable to multiple performance categories. Sports performance products represented approximately 27% of our total footwear sales for 2002. We expect this to be our fastest growing category as a result of increased development and marketing expenditures.


     We offer a collection of sports performance basketball shoes, including the Aggressor and Overtime models launched in the Fall of 2002. These new models, as well as the Pro Leather and the Weapon(R), are being worn by NBA players. For the 2003 basketball season, we plan to introduce a full line of newly designed sports performance basketball shoes with suggested retail prices ranging from $55 to $100. During the 2003 NBA season, we will introduce a signature basketball shoe featuring our new patented performance technology. In 2003, we are planning to expand our team sports program by introducing a basketball shoe for sales through team dealers. We plan to launch products in new performance categories in 2004 and 2005.


     Sports Lifestyle. Converse pioneered the sports lifestyle category with the introduction of the A Train in Spring 1997. The category includes products that are multipurpose, for use in sports or as casual wear, and are designed to appeal to trend conscious consumers seeking stylish alternatives to traditional athletic footwear. The sports lifestyle category represented approximately 36% of our footwear sales for 2002.

     We are planning to expand the number of footwear products offered in this category in 2003, including the launch of two new collections. The first targets the young urban market and features designs inspired by our successful A Train and Cynch products. The second is aimed at the suburban mall consumer and seeks to emulate the wide acceptance of our EV Pro(TM) collection.

     Women's and Children's Footwear. We offer a selection of footwear for women and children, comprised of modified versions from our three footwear product categories. We believe the opportunity exists to significantly increase our presence in these markets. Only 15% of our styles are currently targeted toward women. We are in the process of building a dedicated women's design team and are planning to roll out an expanded women's footwear collection for Fall 2003. Children's footwear provides a similar opportunity. We have hired dedicated designers and plan to introduce a full line of children's footwear for 2004, including children's sizes of selected popular adult models as well as models designed exclusively for children.

     Sports Apparel. In late 2002, we launched a sports apparel collection, produced and distributed by Foot Locker and Champs stores nationwide. Together with the organization responsible for Akademiks, an urban apparel brand, we have launched a premium-priced, urban apparel collection inspired by our rich heritage which will be sold through independent, high-end retailers, beginning in Fall 2003. Internationally, many of our licensees may offer apparel products designed for their territories.

SOURCING AND MANUFACTURING

     Our management team has developed a flexible production model to accommodate constantly changing consumer preferences that has the capacity to grow with our business. We do not own any manufacturing facilities and rely upon a select group of independent contract manufacturers located in China, Vietnam, Indonesia and Macau to produce our footwear products and those of our international licensees. To support our production effort, we established a sourcing and quality assurance office in South China staffed with highly experienced local experts. Our Asia-based team collaborates with our U.S. design and development organization and our manufacturing partners to develop prototypes, test and refine products and provide quality assurance throughout the manufacturing stage. Our local sourcing management makes decisions close to the point of production. This decentralized model increases our production flexibility and speed-to-market.

     Our local sourcing employees oversee all aspects of production and determine which manufacturers can most cost effectively and rapidly produce specific products. We select our manufacturers on the basis of quality, production capacity and pricing. We have a sourcing agreement with our top two manufacturers. Through six factories, these manufacturers accounted for approximately 65% of our total footwear purchases during 2002. See "Certain Relationships and Related Transactions." All of our manufacturers must comply with our high quality standards, which are an integral part of the Converse brand identity. Our quality assurance personnel examine and test product prototypes during the development phase in our test laboratories in Zhongshan, China. These personnel review samples and materials prior to production and perform quality assurance inspections of final products prior to shipment.

     Our licensees are responsible for sourcing and manufacturing our licensed apparel products. Pursuant to the terms of the license agreements, we retain the right to approve the designs and quality of all Converse-branded products and the right to inspect all manufacturing facilities.

SALES

  NORTH AMERICA

     In the United States and Canada, we sell our products through our sales representatives to over 1,600 retailers, operating more than 12,000 athletic specialty, sporting goods, specialty, department and national chain stores. Our top retailers include: (i) athletic specialty -- Foot Locker and Champs; (ii) sporting goods -- The Sports Authority, Modell's, and Copeland's; (iii) specialty -- Journeys, Eurostar, and Famous Footwear; and (iv) department and national chains stores -- Sears, J.C. Penney and Nordstrom.

     Due to the broad appeal of our brand, which spans both the performance and casual sports markets, we believe we can access a wider range of distribution channels than many of our competitors. In each of these channels, we are aligning ourselves with retailers whose reputation for quality and service and whose marketing strategies are consistent with our own. We seek to establish alliances with high-volume, brand-enhancing retailers.


     The Foot Locker Group accounted for approximately 29% and 23% of our net revenue for the three month period ended March 31, 2003 and the year ended December 31, 2002, respectively. No other customer accounted for 10% or more of our net revenue during this period. As of March 31, 2003 and December 31, 2002, approximately 35% and 36%, respectively, of our accounts receivable were from Foot Locker.



     In April 2002, we entered into an alliance agreement with Foot Locker. The agreement runs until December 31, 2005, but may be terminated by either party upon 30 days notice. Under the agreement, Foot Locker is our exclusive mall-based, athletic specialty store distributor of our All Star(R) performance basketball footwear in the United States. Foot Locker also has the exclusive right to distribute certain basic athletic apparel products in the United States. We retain the right to market other lines of Converse apparel products. Foot Locker has agreed to increase its purchases of our products during the term of the agreement. Although there can be no assurances, we expect that, for at least the near-term, the percentage of net revenue in any period attributable to the Foot Locker Group will continue to increase.


  INTERNATIONAL


     We currently have 42 licensees operating in over 100 countries providing us with a global brand presence with minimal capital investment and no inventory risk. We contract with licensees throughout the world that have the rights to design, manufacture, and distribute Converse branded sports apparel, accessories and selected footwear products. Licensees are obligated to pay us based on an agreed percentage of their annual net sales, subject to certain annual minimums, and they must make advertising contributions based on a percentage of their annual net sales. Under the terms of our licensing agreements, we retain the right to approve all products designed by the licensees and any related advertising and promotional material. In addition, we have the ongoing right to monitor the quality of the licensed products sold by our licensees and to inspect the factories that licensees use to manufacture Converse-branded products. This ensures that we protect the high quality of all Converse branded products and our trademarks. Additionally, we require licensees to maintain manufacturing, sales and service personnel at their expense. While most of our licensees sell products to retailers or distributors, our licensees also operate 73 independent Converse stores and 563 concept shops.

     Our license agreements generally run three to five years with most licenses being extended upon expiration. The following table describes our license relationships with our top 10 licensees covering Converse footwear and apparel:

                                                       YEARS AS            EXPIRES ON
                LICENSE TERRITORY                  CONVERSE LICENSEE      DECEMBER 31,
                -----------------                  -----------------    -----------------
Australia........................................         17                  2003
China............................................         10                  2007
Germany, Austria and Switzerland.................          2                  2005
Italy............................................          3                  2004
Mexico...........................................         15                  2005
Panama, Jamaica, Peru and eight additional Latin
  American countries.............................         18                  2003
South Africa.....................................         60                  2007
South Korea......................................          7                  2004
Taiwan...........................................         11                  2004
United Kingdom and Ireland.......................          2                  2005

MARKETING

     Our marketing and promotional activities are designed to strengthen our brand and image as "America's Original Sports Company"(TM) and to reinforce our heritage of innovation and offering high performance products. We focus on selectively advertising through traditional media channels, endorsements by professional athletes and product placement with popular actors and musicians. We customize our advertising campaigns and select the most appropriate medium for each product category and target market. In addition, we sponsor sports camps such as the renowned Five Star basketball camps and sporting events to increase the visibility and legitimacy of our brand with young consumers.

     As part of our marketing strategy, we plan to increase our promotional activities and add endorsement arrangements with selected athletes to promote our brand and showcase our products in use. In addition, we plan to continue promoting our products through high profile celebrities, by seeding our products among musicians, entertainment celebrities and other prominent personalities, which often leads to substantial exposure in popular magazines, fashion periodical editorials, newspapers, television programs, music videos and films, all at minimal expense to us. Given our strong relationships with retailers, we expect to continue to develop integrated merchandising and promotional campaigns with selected retailers.

INTELLECTUAL PROPERTY AND TRADEMARKS


     We own and utilize a variety of trademarks, including the Converse trademark. We use trademarks on virtually all of our footwear and apparel products. As of March 31, 2003, we had approximately 60 registrations and ten pending applications for our trademarks in the United States. In addition, as of March 31, 2003, we had approximately 900 trademark registrations and applications in over 100 foreign countries. We regard our trademarks and other intellectual property as valuable assets and believe that they have significant value in the marketing of our products. We vigorously protect our trademarks against infringement, including through the use of cease-and-desist letters, administrative proceedings and lawsuits.


     We rely on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in the design of our products. In particular, we believe that our future success will depend in significant part on our ability to maintain and protect the Converse trademark. We have sued and have been sued by third parties in connection with certain matters regarding our trademarks and products, none of which has materially impaired our ability to utilize our trademarks. The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States.

     In connection with our asset acquisition in April 2001, we sold the Converse footwear trademark, licensing rights and other intellectual property for use in Japan to Itochu Corporation, a Japanese trading concern. Itochu had previously acquired the trademark and licensing rights for Converse apparel products in Japan from CVEO.

LOGISTICS AND SYSTEMS

     In February 2002, we opened a 317,000 square foot distribution facility in Ontario, California. This facility allows us to reduce shipping costs and shorten our lead times for delivery. In September 2002, we opened an additional 250,000 square foot distribution facility in Fontana, California. We are in the process of implementing an automated warehouse management system for use at both facilities. This system will allow us to increase the productivity and accuracy of the warehouse by more effectively managing product storage, order release and picking, and by verifying carton contents with bar code scanning. The system is designed to support high transaction volumes and provide sufficient capacity for significant growth. A third party warehouse in Downey, California manages the cross dock of container loads for direct shipment to our customers.

     In August 2002, we completed the implementation of our ERP system. This fully integrated system supports order management, inventory planning, finance and cash management resulting in increased efficiencies, improved inventory control and reduced costs. Our ERP system functions as a central repository for all of our transactional information and has the capacity to accommodate rapid growth. This system was designed specifically for footwear and apparel and was customized prior to implementation to incorporate functionality specific to our business.

     In addition to our ERP system, we have implemented several other computer systems across our organization to improve efficiency. We have new intranet systems for transactions with our licensees and sales representatives. We are in the process of implementing business intelligence tools and methodologies designed to increase profitability and give visibility to the entire supply chain. Additionally, we have automated data collection systems operating in offshore factories that use bar code scanning to provide shipping status information about manufactured product. All complementary computer and software systems are linked into our central ERP system.

COMPETITION

     The global athletic footwear and apparel industry is highly competitive, and the recent slowing of sales growth has increased competition. The global athletic footwear market is highly concentrated, with adidas, Nike and Reebok constituting a majority of the market. Each of these three companies has substantially greater financial, distribution and marketing resources. A number of other footwear and apparel companies compete for market share in the athletic footwear industry. The global athletic apparel market is more fragmented than the footwear industry, but the market leaders include adidas, Nike, and Reebok. In our industry, the main areas of competition include: brand awareness, product quality, design, price, model, performance, technological innovation, marketing and distribution. No assurance can be provided that we will be able to retain or increase our market share or respond to changing consumer preferences.

EMPLOYEES


     As of March 31, 2003, we had 306 employees, of whom 241 were employed in the United States, 58 in Asia and 7 in Canada. None of our employees are covered by collective bargaining agreements. We consider our employee relations to be good.


FACILITIES

     Our principal executive and administrative offices are located at One High Street, North Andover, Massachusetts. We have two distribution centers that are located near the Long Beach, California ports. Our leases generally expire between three and six years from now. Our present facilities have been selected and designed to accommodate future growth, however we also believe that additional office and distribution facilities could be readily obtained if necessary.

     The general location, use and approximate size of our principal properties, all of which are leased, are given below:


                                                                                   APPROXIMATE
LOCATION                                                  USE                      SQUARE FEET
--------                                 --------------------------------------    -----------
North Andover, MA......................  Headquarters and operations center           87,300
Ontario, CA............................  Distribution center                         317,000
Fontana, CA............................  Distribution center                         250,000
Zhongshan, China.......................  Sourcing and Chinese representative          17,000
                                         office
Pointe Claire, Canada..................  Sales and marketing office                    4,300
Kowloon, Hong Kong.....................  Sourcing office                               1,350


LEGAL MATTERS


     We are occasionally involved in litigation incidental to our business operations. We believe that no litigation currently pending against us will have a material adverse effect on our financial position, results of operations, or cash flows. Attorneys for Earvin Johnson, a former endorser for CVEO Corporation, have informally asserted that Mr. Johnson is owed royalties on our sales of the Weapon(R) shoe. We intend to defend vigorously this or any other potential claim related to rights in our products. In April 1994, Mr. Johnson and CVEO agreed to terminate the endorsement agreement. Because of the termination agreement and other factors, we believe there is no merit to this assertion.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information regarding our executive officers and directors as of March 31, 2003:



EXECUTIVE OFFICERS AND DIRECTORS        AGE                        POSITION
--------------------------------        ---                        --------
Jack A. Boys..........................  45     Chief Executive Officer and Director
Marsden S. Cason......................  60     Executive Chairman and Director
Lisa A. Kempa.........................  34     Chief Financial Officer
James P. Stroesser....................  44     Vice President, Sales
David M. Maddocks.....................  35     Vice President, Marketing and Product Development
Eddy W. Hartenstein...................  53     Director
Jeffrey D. Saper......................  55     Director
Ray E. Newton, III....................  39     Director
Barbara R. Allen......................  50     Director


     Jack A. Boys, Chief Executive Officer and Director. Mr. Boys has been our chief executive officer since April 2001 and has served as a director since December 2002. From March 1996 to July 1998, Mr. Boys served as vice president of global marketing for The North Face, Inc., an outdoor athletic apparel manufacturer and retailer. During much of the period from August 1998 through March 2001, Mr. Boys was subject to the terms of a non-competition agreement in the sporting goods industry and engaged in personal activities. Mr. Boys has over twenty-one years of experience in the sporting goods industry including senior positions with Avia, an athletic footwear company, LeCoq Sportif, an apparel company, and early in his career with CVEO Corporation.


     Marsden S. Cason, Executive Chairman and Director. Mr. Cason has been our executive chairman since December 2002 and co-chairman and a director since April 2001. Since March 2000, Mr. Cason has been managing partner of Infinity Associates, an investment company. From March 1997 to August 1999, Mr. Cason served as Chairman of The North Face, Inc.


     Lisa A. Kempa, Chief Financial Officer. Ms. Kempa has been our chief financial officer since October 2002. From April 2001 to October 2002, Ms. Kempa served as our vice president of finance. Previously, Ms. Kempa served in the following positions at or for The North Face: from March 2000 to April 2001, strategic planning and business consultant, from January 1998 to November 1999, senior director of financial planning and forecasting and from September 1997 to December 1997, director of financial planning and reporting. Prior to joining The North Face, Inc., Ms. Kempa practiced public accounting with Deloitte and Touche LLP and PricewaterhouseCoopers LLP.

     James P. Stroesser, Vice President, Sales. Mr. Stroesser has been our vice president of sales since April 2001. From September 1999 to April 2001, Mr. Stroesser served as the national sales director for Oakley, a manufacturer of eyewear and apparel. From May 1996 to September 1999, Mr. Stroesser served in various positions with Nike, a footwear and apparel company, ultimately as its key account footwear executive. Mr. Stroesser has also held senior sales positions with LA Gear and Kaepa, both of which are footwear manufacturers.

     David M. Maddocks, Vice President, Marketing and Product Development. Mr. Maddocks has been our vice president of marketing and product development since April 2001. From April 2000 to April 2001, Mr. Maddocks served as a systems marketing manager for RealNetworks, an internet media company. From January 1997 to April 2000, Mr. Maddocks was the director of marketing for K2, a sporting goods manufacturer. From December 1992 to July 1996, Mr. Maddocks was the senior marketing manager for Avia.

     Eddy W. Hartenstein, Director. Mr. Hartenstein has served on our board of directors since November 2002. Since 1990, Mr. Hartenstein has served as the chairman and chief executive officer of DirectTV, Inc., a satellite television provider, and since January 2000, as a corporate senior executive vice president of its parent company, Hughes Electronics Corporation, a diversified satellite-based communications company. Mr. Hartenstein is a director of PanAm Sat, Thomson Multimedia and the Consumer Electronics Association.

     Jeffrey D. Saper, Director. Mr. Saper has served on our board of directors since March 2002. Since February 1980, Mr. Saper has been a corporate partner with Wilson Sonsini Goodrich & Rosati, P.C., our outside counsel. Mr. Saper serves on his firm's executive and policy committees. Mr. Saper also serves as a director of Proxim Corporation, a wireless networking company.

     Ray E. Newton, III, Director. Mr. Newton has served on our board of directors since April 2001. Since January 1999, Mr. Newton has been a managing director of Perseus, L.L.C., a merchant bank and private equity fund management firm. From June 1989 to January 1999, Mr. Newton was an associate and a general partner at J.H. Whitney & Co., a private equity and subordinated debt investment firm. Mr. Newton is a director of Cardiac Science, Inc., a manufacturer of defibrillation technology.

     Barbara R. Allen, Director. Ms. Allen has served on our board of directors since October 2002. From January 2001 to December 2001, Ms. Allen served as the chief executive officer of the Women's United Soccer Association. From February 2000 to November 2000, Ms. Allen served as the chief operating officer of Palidin Resources LLC, an internet service provider management company. From September 1998 to January 2000, Ms. Allen served as the president of corporate supplier solutions with Corporate Express, a supplier of officer products and related categories. From 1975 to April 1998, Ms. Allen served in various marketing and executive positions with the Quaker Oats Company, a diversified food and consumer products company, ultimately as its executive vice president of international foods. Ms. Allen is a director of Maytag Corporation, a home and commercial appliance company, and Tyson Foods, a producer of poultry and other protein-based foods.

BOARD OF DIRECTORS AND OFFICERS

     Upon the closing of this offering, we will have six directors authorized. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. The executive officers serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of Converse.

BOARD COMMITTEES

     Prior to the completion of the offering we will be establishing new audit and compensation committees. The audit committee is responsible for, among other things, reviewing our internal accounting procedures and considering and reporting to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. Upon the completion of our offering,
our audit committee will consist of                , and                . The
compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefit plans. Upon the completion of our offering, the compensation committee will consist of
               and                .

DIRECTOR COMPENSATION

     We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors of Converse. We pay our outside directors a $50,000 annual retainer and $1,000 for each board of directors meeting they attend. Under our 2003 Director Option Plan, we will
grant each non-employee director an option to purchase      shares when such
person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors). This option will vest as to one-third of the shares subject to the option on each anniversary of the date of grant.

Each non-employee director who has been a director for at least six months will
also receive an option to purchase      shares on the date of each annual
meeting of our stockholders. This option will vest as to 1/12 of the shares subject to the option each month following the date of grant.


     Under our 2001 Stock Option Plan, directors are eligible to receive stock option grants. Ms. Allen and Mr. Hartenstein joined our Board in October 2002 and November 2002, respectively, and each received options to purchase an aggregate of 40,000 shares of common stock at an exercise price per share of $7.60. Mr. Saper joined our board in March 2002 and received an option to purchase an aggregate of 50,000 shares of common stock at an exercise price per share of $1.30. In April 2003, Mr. Saper received an option to purchase an aggregate of 10,000 shares of common stock at an exercise price per share of $13.50.


     Options granted to our outside directors under our 2001 Stock Option Plan will become fully vested in the event of our change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serve on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table indicates information concerning compensation of our chief executive officer and our four most highly compensated executive officers other than the chief executive officer whose salary and bonus exceeded $100,000 in the year ended December 31, 2002. These executives are referred to as the named executive officers elsewhere in this prospectus.

                                                                         LONG-TERM
                                               ANNUAL COMPENSATION     COMPENSATION
                                               -------------------      SECURITIES        ALL OTHER
                                                SALARY     BONUS     UNDERLING OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION             YEAR    ($)(1)     ($)(2)           (#)             ($)(3)
---------------------------             ----   --------   --------   -----------------   ------------
Jack A. Boys(4).......................  2002   333,654    166,827         200,000           63,577
  Chief Executive Officer               2001   217,500    108,000         405,000           41,378
Marsden S. Cason(5)...................  2002    21,634         --              --               --
  Executive Chairman                    2001        --         --              --               --
Lisa A. Kempa.........................  2002   151,923     55,000           5,000           25,954
  Chief Financial Officer               2001    97,038     29,000          41,000           43,139
James P. Stroesser....................  2002   260,000    155,000              --            8,800
  Vice President, Sales                 2001   174,000     78,000          90,000               --
David M. Maddocks.....................  2002   158,923     55,000              --            3,439
  Vice President, Marketing             2001   105,738     31,600          46,000          115,004
     and Product Development

---------------

(1) The 2001 salary amounts represent compensation for the eight-month period ended December 31, 2001. Mr. Boys' annualized compensation for 2001 was $325,000, Ms. Kempa's annualized compensation for 2001 was $145,000. Mr. Maddocks' annualized compensation for 2001 was $158,000. Mr. Stroesser's annualized compensation for 2001 was $260,000.

(2) Bonus amounts are listed in the year earned. Bonuses are paid in the following year.

(3) The other compensation amounts for 2001 represent reimbursement of relocation expenses and associated tax gross-up payments. The other compensation amounts paid in 2002 represent reimbursement of relocation expenses and associated tax gross-up payments and 401(k) matching payments.

(4) In December 2002, Mr. Boys' annual compensation was increased to $475,000.

(5) In December 2002, Mr. Cason was appointed to serve as our Executive Chairman at an annual salary of $375,000. See "Certain Relationships and Related Transactions" for a discussion of amounts paid to Infinity Associates, an entity 50% owned by Mr. Cason in 2001 and 2002 and amounts payable in future periods, each under the Infinity Associates Management Agreement.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning grants of options to purchase our common stock made during the year ended December 31, 2002 to the named executive officers.

     The potential realizable values are based on an assumption that the price of our common stock will appreciate from the date of grant at the compounded annual rate shown until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock. The potential realizable values at assumed 5% and 10% rates of stock appreciation and at the assumed offering price have been calculated at the
assumed offering price of $     per share.

                                          INDIVIDUAL GRANTS
                         ---------------------------------------------------   POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED        POTENTIAL
                                                                                  ANNUAL RATES OF        REALIZABLE
                         NUMBER OF     PERCENT OF                                   STOCK PRICE         VALUE AT THE
                         SECURITIES   TOTAL OPTIONS                              APPRECIATION FOR         ASSUMED
                         UNDERLYING    GRANTED TO     EXERCISE                      OPTION TERM        INITIAL PUBLIC
                          OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ---------------------   OFFERING PRICE
NAME                      GRANTED      FISCAL YEAR      SHARE        DATE         5%          10%        PER SHARE
----                     ----------   -------------   ---------   ----------   ---------   ---------   --------------
Jack A. Boys...........   200,000          28%          $7.60     12/9/2012     $    --     $    --       $    --
Marsden S. Cason.......        --          --              --            --          --          --            --
Lisa A. Kempa..........     5,000           1%           1.30     7/19/2012          --          --            --
James P. Stroesser.....        --          --              --            --          --          --            --
David M. Maddocks......        --          --              --            --          --          --            --


     In the year ended December 31, 2002, we granted options to purchase up to an aggregate of 712,800 shares to employees, directors and consultants. All options have a term of 10 years. Generally, option shares vest over four years with 25% of the option shares vesting one year after the option grant date and the remaining option shares vesting ratably each month for the next 36 months. As of March 31, 2003, an aggregate of 278,500 options granted under our 2001 Stock Option Plan will vest in connection with the closing of this offering.


                    AGGREGATE FISCAL YEAR-END OPTION VALUES

     The following table describes for the named executive officers the exercisable and unexercisable options held by them as of December 31, 2002.

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                     OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                                                     FISCAL YEAR-END               FISCAL YEAR-END
                                               ---------------------------   ---------------------------
                    NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                       -----------   -------------   -----------   -------------
Jack A. Boys.................................    255,000        350,000      $3,187,500     $3,055,000
Marsden S. Cason.............................         --             --              --             --
Lisa A. Kempa................................     15,500         30,500         193,750        379,750
James P. Stroesser...........................     35,625         54,375         445,312        679,687
David M. Maddocks............................     16,750         29,250         209,375        365,625

     The "Value of Unexercised In-the-Money Options at Fiscal Year-End" is based on a value of $13.50 per share, the fair market value of our common stock as of December 31, 2002, as determined by the board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 2001 Stock Option Plan.

EMPLOYEE BENEFIT PLANS

 2001 STOCK OPTION PLAN


     The 2001 Stock Option Plan was adopted by our board of directors on August 17, 2001 and approved by our stockholders on the same date for the benefit of our employees, directors and consultants. This plan has been amended from time to time to approve, among other things, additional shares of common stock for issuance and these amendments were approved by our stockholders. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. An aggregate of 1.75 million shares of common stock are reserved for issuance under this plan. As of March 31, 2003, options for an aggregate of 1,617,216 shares of common stock were outstanding under this plan. We will not be granting options under this plan following the offering. Generally, option shares under the 2001 Stock Option Plan vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month for the next 36 months. As of March 31, 2003, an aggregate of 278,500 options granted under our 2001 Stock Option Plan will vest in connection with the closing of this offering. In the event of certain mergers or consolidations of Converse, outstanding options will be assumed or similar options substituted by the successor corporation. In the event outstanding options are not assumed or substituted for, these options will fully vest and be exercisable for 15 days after optionees receive notice of their exercisability. These options will terminate if not exercised before the event. In the event of a dissolution or liquidation of Converse, the administrator has the discretion to provide that outstanding options will fully vest and be exercisable for 15 days prior to the event. These outstanding options will terminate if not exercised before these events.


  2003 STOCK PLAN

     In connection with this offering, our board of directors will adopt and our stockholders are expected to approve the 2003 Stock Plan prior to the completion of this offering. The following description assumes this adoption and approval. Our 2003 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

     Number of Shares of Common Stock Available under the 2003 Stock Plan.  We
have reserved a total of          shares of our common stock for issuance
pursuant to the 2003 Stock Plan plus (i) any shares which have been reserved but not issued under our 2001 Stock Option Plan as of the effective date of this offering and (ii) any shares returned to our 2001 Stock Option Plan as a result of termination or repurchase of options or repurchase of unvested shares at the original purchase price as of the effective date of this offering, up to an
additional          shares. In addition, our 2003 Stock Plan provides for annual increases in the number of shares available for issuance under our 2003 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2004,
equal to the lesser of      % of the outstanding shares of common stock on the
first day of our fiscal year, 1,000,000 shares or a lesser amount as our board may determine.

     Administration of the 2003 Stock Plan. Our board of directors or a committee of our board administers the 2003 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

     Options. The administrator determines the exercise price of options granted under the 2003 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years and the administrator determines the term of all other options.

     No optionee may be granted an option to purchase more than 3,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,500,000 shares.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

     Stock Purchase Rights. The administrator determines the exercise price of stock purchase rights granted under our 2003 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

     Transferability of Options and Stock Purchase Rights. Our 2003 Stock Plan generally does not allow for the transfer of options or stock purchase rights and generally only the optionee may exercise an option and stock purchase right during his or her lifetime.

     Adjustments upon Merger or Change of Control. Our 2003 Stock Plan provides that in the event of our merger with or into another corporation or our change of control, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

     Adjustments upon Liquidation or Dissolution. Our 2003 Stock Plan provides that in the event of a dissolution or liquidation of Converse, the administrator has the discretion to provide that the optionee has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 10 days prior to the liquidation or dissolution. The option or stock purchase right will terminate immediately prior to the liquidation or dissolution. The administrator also has the discretion to provide that repurchase rights applicable to shares purchased upon the exercise of an option or stock purchase right lapse as to all shares.

     Amendment and Termination of our 2003 Stock Plan. Our 2003 Stock Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Plan provided it does not adversely affect any option previously granted under it without written consent from the affected optionees.

    2003 DIRECTOR OPTION PLAN

     In connection with and prior to the completion of this offering, our board of directors will adopt and our stockholders are expected to approve the 2003 Director Option Plan, referred to as the "Director Plan," in 2002. The following description assumes this adoption and approval. Our Director Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.

     Number of Shares of Common Stock Available Under the Director Plan.  We
have reserved a total of          shares of our common stock for issuance
pursuant to the Director Plan, plus an annual increase equal to the lesser of
(i) the number of shares needed to restore the maximum number of shares of our common stock which may be available for grant under the plan to shares or (ii) an amount determined by the Board.

     Administration and Grants of Options under the Director Plan. All grants of options to our nonemployee directors under the Director Plan are automatic and nondiscretionary.

     We will grant each non-employee director an option to purchase shares when such person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors). This option will vest as to one-third of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director on such dates. The exercise price for the option will be equal to the fair market value of the shares subject to the option on the date of grant.

     Each non-employee director who has been a director for at least six months
will also receive an option to purchase          shares on the date of each
annual meeting of our stockholders. This option will vest as to 1/12 of the shares subject to the option each month following the date of grant, provided the non-employee director remains a director on such dates. The exercise price for the option will be equal to the fair market value of the shares subject to the option on the date of grant.

     After termination as a non-employee director with us, an optionee must exercise an option within 12 months.

     Transferability of Options. A non-employee director generally may not transfer options granted under our Director Plan other than by will or the laws of descent and distribution. Generally, only the non-employee director may exercise the option during his or her lifetime.

     Adjustments upon Merger or Change of Control. In the event of our merger with or into another corporation or change of control, the options will become fully exercisable and the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option, including shares which would not otherwise be exercisable for a period of 15 days following the date of the notice. The option will terminate upon the expiration of the 15-day period.

     Amendment and Termination of our Director Plan. Our Director Plan will remain in effect until terminated by our board of directors. Our board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but no such action may adversely affect any grant made under the Director Plan, without the consent of the affected optionees.

MANAGEMENT AND EMPLOYMENT AGREEMENTS

     We have a management agreement with Infinity Associates LLC, which, prior to the repayment of its note, owns 2,000,000 shares of our common stock, and is 50% owned by Marsden S. Cason, our executive chairman, and 50% owned by William
N. Simon. See "Certain Relationships and Related Transactions."

     Each of our named executive officers and our other senior executives received an at-will employment offer letter upon commencement of employment. The offer letters specify each executive's compensation and eligibility to participate in our discretionary management incentive bonus plan. Each of these officers may leave or be terminated at any time.

SEVERANCE AGREEMENTS

     We have entered into severance agreements with certain of our key employees, including Jack A. Boys, Marsden S. Cason and each of our named executive officers. Under the terms of these agreements, if (i) we terminate the employee as a result of a disability or without cause, (ii) the employee dies or
(iii) following a change of control, the employee terminates employment with us for good reason, the employee, or employee's estate, is entitled to severance equal to one-year's salary or, in the case of Mr. Boys, 18-months' salary, plus, in certain cases, a pro rata portion of the employee's targeted incentive bonus for the year in which the termination took place.

STOCKHOLDER NOTE

     In connection with the management agreement and Infinity Associates' acquisition of 2,000,000 shares of our common stock, Infinity Associates issued a $2 million promissory note to us. Effective immediately prior to the completion of the offering, Infinity Associates will repay the note by surrendering to us the number of shares of our common stock, valued at the initial public offering price, equal to the principal amount of the note. The terms of this note are discussed below under "Certain Relationships and Related Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from or limitation of liability is not permitted under the Delaware General Corporation Law.

     Our bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of these persons for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director, officer or employee, as applicable, or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since April 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

     - compensation arrangements, which are described where required under "Management" and below; and

     - the transactions described below.

 Sales of Stock to Insiders

     We were formed in February 2001. In connection with our formation, in April 2001 we issued 8,902,451 shares of common stock and 521,160 shares of series A preferred stock to our initial investors for an aggregate purchase price of $61,018,506. The following 5% or greater stockholders of any class of our equity securities purchased the shares indicated:

                                          SHARES OF     SHARES OF SERIES A
               PURCHASER                 COMMON STOCK    PREFERRED STOCK     CONSIDERATION PAID
               ---------                 ------------   ------------------   ------------------
Funds affiliated with Perseus,
  L.L.C. ..............................   4,930,291          397,915            $44,721,839
Union Overseas Holdings Limited
  (UOHL)...............................   1,527,037          123,245             13,851,544
Infinity Associates LLC................   2,000,000*              --              2,000,000*

---------------
* As discussed below, the shares held by Infinity Associates were acquired in exchange for a $2 million note to us which will be repaid immediately prior to the completion of this offering by Infinity Associates surrendering shares of our common stock, based on an assumed offering price of $ per share.

     The common stock was issued at $1.00 per share and the series A preferred stock was issued for $100 per share. Our series A preferred stock is entitled to cumulative dividends, when declared by our board of 11.1%, compounded quarterly. The series A preferred stock is redeemable at any time by paying the $100 per share stated value and all accrued and unpaid dividends. We intend to redeem all of the series A preferred stock with a portion of the proceeds from this offering. See "Use of Proceeds."

     Infinity Associates is 50% owned by Marsden S. Cason, our executive chairman, and has provided management services to us under the management agreement described below. Infinity Associates acquired its common stock by means of a promissory note, the terms of which are described below.

     Our director, Mr. Ray E. Newton, III is affiliated with Perseus, L.L.C., a private equity firm. The investment funds affiliated with Perseus, L.L.C. who purchased our capital stock in April 2001 include Perseus
Acquisition/Recapitalization Fund, L.L.C., Perseus 2000, L.L.C. and Perseus Footwear Investors, L.L.C.


     Dividends on Series A Preferred Stock. Since their issuance and through March 31, 2003, we have paid cash dividends aggregating approximately $5.1 million on the series A preferred stock.



     Partial Redemption of Series A Preferred Stock. On August 21, 2001, we redeemed an aggregate of 116,200 shares of our series A preferred stock on a pro rata basis from all holders for a total repurchase price, including accrued dividends, of $12,019,784. As of March 31, 2003, 404,960 shares of series A preferred stock are outstanding.


     Indemnity Agreements. We have entered into indemnity agreements with each of our officers and directors.

     Infinity Associates Management Agreement. Prior to the repayment of its note, Infinity Associates owns 2,000,000 shares of our common stock. Infinity Associates is 50% owned by Marsden S. Cason and 50% owned by William N. Simon. From April 2001 through December 2002, we had a management agreement with Infinity Associates, under which Infinity Associates received a management fee of $500,000 per annum and reimbursement of specified amounts, including reimbursement of rent on its offices and business expenses incurred in connection with its management activities. During the eight-month period ended December 31, 2001, we paid Infinity Associates LLC a total of $375,000 in management fees and approximately $352,000 as reimbursement of expenses. During the year ended December 31, 2002, we paid Infinity Associates LLC a total of $500,000 in management fees and approximately $213,158 as reimbursement of expenses. In December 2002, Marsden S.

Cason was elected our executive chairman with an annual salary of $375,000. At that time, we also entered into a new management agreement with Infinity Associates, which provides, among other things, that:

     - Messrs. Cason and Simon will devote substantially all their business time and attention to the day-to-day operations and management of Converse, with each of them reporting directly to our board;

     - Mr. Cason will serve as a director and our executive chairman;

     - Infinity Associates will receive (i) a separate management fee of $375,000 per annum (ii) reimbursement of up to $110,000 per annum for rent on Infinity Associates' offices; and (iii) Infinity Associates' reimbursement of reasonable business expenses;

     - Infinity Associates will not transfer (i) any of its shares until 180 days after the date of this prospectus and (ii) 600,000 of its shares until February 1, 2005, subject to limited death and charitable-related exceptions; and

     - for a period of one year following any termination of the management agreement, Infinity Associates and Messrs. Cason and Simon will not compete directly or indirectly with our business or solicit or hire our employees.

     The term of the management agreement is two years, subject to one year renewal periods upon mutual agreement. The agreement may be terminated by (i) us at any time or (ii) Infinity Associates, if absent cause Mr. Cason is terminated as a director or as our executive chairman. If the agreement is terminated by us (other than for cause) or by Infinity Associates:

     - Infinity Associates is entitled to receive a management fee through the termination date plus one year's management fee and rental reimbursement through the quarter-end in which the termination occurred; and

     - Messrs. Cason and Simon are entitled to receive continued health benefits for one year.

     Note. On April 30, 2001, in connection with our acquisition of certain assets of CVEO, Infinity Associates purchased 2,000,000 shares of our common stock in exchange for a $2 million promissory note. The note is due on April 30, 2006; bears interest at 4.68% per annum, payable quarterly in arrears; is fully guaranteed by the members of Infinity Associates; and is secured by its Converse shares and the ownership interests in Infinity Associates. As a result of the annual interest rate on the note being deemed to be below fair market value, Converse recorded an expense of $26,400 in 2002 related to the financial benefit derived by Infinity Associates as a result of this interest rate. On November 15, 2001, the Infinity note was amended to make the note full recourse to both the assets of Infinity Associates and the personal assets of Infinity's members, Messrs. Cason and Simon. Based on an independent appraisal, we recorded compensation expense of $631,000 related to the appreciation in the value of the shares owned by Infinity Associates from April 30, 2001 to November 15, 2001. Immediately prior to the completion of the offering, the principal amount of the
note will be repaid by Infinity Associates surrendering to us      shares of our
common stock, based on an assumed offering price of $     per share. Any unpaid
interest amount will be paid at such time in cash.


     Sourcing Agreement. We have a sourcing rights agreement with UOHL. As of March 31, 2003, UOHL owned approximately 17% of our outstanding common stock. Under the agreement, we have committed to purchase at least 50% of our footwear requirements from Symphony Holdings, its subsidiaries and its other corporate affiliates, provided that they can meet our good faith requirements for price, quality and delivery. Our two largest manufacturers, Symphony and entities controlled by it, and Yue Yuen and entities controlled by it, produced approximately (i) 28% and 37% and (ii) 15% and 32% of our footwear requirements during the year ended December 31, 2002 and for the three month period ended March 31, 2003. UOHL is 50% owned by Symphony and Symphony is an affiliate of Yue Yuen as a result of Yue Yuen's significant ownership interest in Symphony. We believe that our arrangements with these manufacturers are made on an arm's length basis. The sourcing agreement terminates on the earlier of (i) October 24, 2004, (ii) UOHL's failure to own at least 763,519 shares of our common stock (adjusted for stock splits and the like) or (iii) upon a change of control of Converse.


     Consulting Services. We provide consulting services to suppliers who are affiliated with certain of our stockholders. In 2002, approximately $697,000 of revenue was recognized for services from our Far East sourcing office regarding various efficiency and cost savings recommendations and technical guidance.

                             PRINCIPAL STOCKHOLDERS


     The following table indicates information as of March 31, 2003 regarding the beneficial ownership of our common stock by:


     - each person known to the board of directors to own beneficially 5% or more of our common stock;

     - each of our directors;

     - the named executive officers; and

     - all of our directors and executive officers as a group.

     Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Converse Inc., One High Street, North Andover, Massachusetts 01845.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 31, 2003. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.



     Percentage ownership calculations are based on 9,022,477 shares of common stock outstanding as of March 31, 2003. To the extent that any shares are issued upon exercise of options or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.



                                                                                PERCENT OF SHARES
                                                              NUMBER OF            OUTSTANDING
                                                                SHARES       -----------------------
                                                             BENEFICIALLY    BEFORE THE    AFTER THE
                           NAME                                OWNED(1)       OFFERING     OFFERING
                           ----                              ------------    ----------    ---------
Funds affiliated with Perseus, L.L.C.(2)...................   4,930,291         54.6%
Infinity Associates LLC(3).................................   2,000,000         22.2%
Union Overseas Holdings Limited(4).........................   1,527,037         16.9%
Marsden S. Cason(5)........................................   2,000,000         22.2%
Eddy W. Hartenstein(6).....................................      40,000         *
Jeffrey D. Saper(7)........................................     100,000          1.1%
Ray E. Newton, III(8)......................................   4,930,291         54.6%
William N. Simon(9)........................................   2,000,000         22.2%
Barbara R. Allen(10).......................................      40,000         *
Jack A. Boys(11)...........................................     292,500          3.2%
Lisa A. Kempa(12)..........................................      19,770         *
James P. Stroesser(13).....................................      45,000         *
David M. Maddocks(14)......................................      21,541         *
Executive officers and directors as a group (9 persons)....   7,489,102         83.0%


---------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

 (2) 888 Seventh Avenue, 29th Floor, New York, NY 10106. Includes 3,249,892, shares held by Perseus Acquisition/Recapitalization Fund, L.L.C., 840,529 shares held by Perseus 2000, L.L.C. and 839,870 shares held by Perseus Footwear Investors, L.L.C.

 (3) Marsden S. Cason and William N. Simon each beneficially own 50% of Infinity Associates LLC (formerly known as cre-8-net ventures, LLC). Effective immediately prior to the completion of the offering Infinity Associates will repay the $2 million promissory note that it issued to us, by surrendering to us the number of shares of our common stock, equal to the principal amount of the note.

 (4) Suite 306, Third Floor, Island Place Tower, No. 510 King's Road, North Point, Hong Kong. Union Overseas Holdings Limited is controlled by Symphony Holdings, Limited and InLuck Holdings. Both of these entities are affiliated with Yue Yuen Industrial, a corporation listed on the Hong Kong stock exchange.


 (5) Includes 2,000,000 shares beneficially owned by Infinity Associates. Mr. Cason beneficially owns 50% of Infinity Associates.



 (6) Includes 40,000 shares issuable under immediately exercisable options. 6,666 shares subject to Mr. Hartenstein's option will be vested within 60 days of March 31, 2003. If Mr. Hartenstein exercises these stock options, we have repurchase rights with respect to the acquired shares still subject to vesting.



 (7) Includes (i) 50,000 shares owned by two investment partnerships composed of certain current and former members of Wilson Sonsini Goodrich & Rosati, our outside counsel, including Mr. Saper who disclaims beneficial ownership except to the extent of his pecuniary interest in these shares, and (ii) 50,000 shares issued under an option and subject to our repurchase right which Mr. Saper disclaims beneficial ownership in except to his pecuniary interest. As of March 31, 2003, 33,334 shares were subject to our repurchase right.



 (8) Includes 4,930,291 shares beneficially owned by investment funds affiliated with Perseus, L.L.C. Mr. Newton does not have voting or dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.



 (9) Includes 2,000,000 shares beneficially owned by Infinity Associates. Mr. Simon beneficially owns 50% of Infinity Associates.



(10) Includes 40,000 shares issuable under immediately exercisable options. 7,777 shares of Ms. Allen's option will be vested within 60 days of March 31, 2003. If Ms. Allen exercises these stock options, we have repurchase rights with respect to the acquired shares still subject to vesting.



(11) Includes 292,500 shares issuable upon the exercise of vested stock options exercisable within 60 days of March 31, 2003.



(12) Includes 19,770 shares issuable upon the exercise of vested stock options exercisable within 60 days of March 31, 2003.



(13) Includes 45,000 shares issuable upon the exercise of vested stock options exercisable within 60 days of March 31, 2003.



(14) Includes 21,541 shares issuable upon the exercise of vested stock options exercisable within 60 days of March 31, 2003.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, we will be authorized to issue shares of common stock, $0.01 par value per share, and shares of preferred stock, $0.01 par value per share. The following description summarizes information regarding our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

COMMON STOCK

     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the board of directors out of legally available funds. Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of Converse's securities. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and holders of outstanding preferred stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

DELAWARE ANTI-TAKEOVER LAW

     Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - before the date of the business combination, the transaction is approved by the board of directors of the corporation,

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock, or

     - the business combination is approved by the board and authorized at an annual meeting of stockholders (other than by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to the stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

     EquiServe will serve as Transfer Agent and Registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no public market for our common stock. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

     After this offering, approximately      shares of common stock will be
outstanding. All of the shares sold in this offering will be freely tradable except for any shares purchased by affiliates of Converse. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:

                                                               NUMBER
DATE OF AVAILABILITY FOR SALE                                 OF SHARES
-----------------------------                                 ---------
As of the date of this prospectus...........................
        , 2003 (90 days after the date of this
  prospectus)...............................................
        , 2003 (180 days after the date of this
  prospectus)...............................................
At various times thereafter upon expiration of applicable
  holding periods...........................................

     We, our directors and certain officers and shareholders owning      shares,
or approximately      % of the common stock outstanding upon the completion of
the offering have agreed not to offer or sell, directly or indirectly, any common stock without the permission of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, subject to certain exceptions. Morgan Stanley & Co. Incorporated may release all or a portion of these shares at any time without notice.

     In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately      shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements.


     We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of March 31, 2003, options to purchase a total 1,617,216 shares were outstanding under our stock plans. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, is available for immediate resale in the open market.

REGISTRATION RIGHTS

     Upon completion of this offering the holders of an aggregate of 8,902,451 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. All such rights have been waived in connection with this offering. Set forth below is a summary of the registration rights of the holders of our common stock.

 DEMAND REGISTRATIONS

     At any time on or after 180 days following the closing date of the initial public offering of our common stock, the holders of registration rights may request us to register shares of common stock having a net offering price of greater than $10 million subject to our right upon advice of our underwriters, to reduce the number of shares proposed to be registered. If we believe it would be seriously detrimental to us to proceed with the registration, we may delay any such registration for a period not to exceed 90 days in any twelve-month period. We will be obligated to effect only two registrations pursuant to such a request by holders of registration rights. If shares requested to be included in a registration must be excluded due to limitations on the number of shares to be registered on behalf of the selling shareholder pursuant to the underwriters' advice, the shares registered on behalf of the selling shareholders will be allocated in proportion among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such shareholders at the time of the filing of the registration statement.

 PIGGYBACK REGISTRATION RIGHTS

     The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock, other than registrations of employee benefit plans, on Form S-4 or by the use of demand registration rights. The underwriters may, for marketing reasons, exclude all or a part of the shares requested to be registered on behalf of all shareholders having the right to request inclusion in such registration. If shares requested to be included in a registration must be excluded due to limitations on the number of shares to be registered on behalf of the selling shareholders pursuant to the underwriters' advice, the shares registered on behalf of the selling shareholders will be allocated in proportion among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such shareholders at the time of the filing of the registration statement. In addition, we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by stockholders.

 FORM S-3 REGISTRATIONS

     After we have qualified for registration on Form S-3, which will not be available until at least 12 months after we have become a public reporting company, holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 provided that the gross offering price of the shares to be so registered in each such registration exceeds $1,000,000. If we believe it would be seriously detrimental to us to proceed with the registration, we may delay any such registration for a period not to exceed 90 days in any twelve-month period. If such registration is to be an underwritten public offering, the underwriters may reduce for marketing reasons the number of shares to be registered on behalf of all shareholders having the right to request inclusions in such registration. We will not be obligated to effect a registration on Form S-3 within three months following effectiveness of the most recent registration requested by the holders.

 TRANSFERABILITY

     The registration rights are transferable to a transferee who acquires at least 5% of the shares of our common stock held by the transferor.

 TERMINATION

     The registration rights will terminate after the holders of such rights are able to sell their registerable common stock in a single three-month period under Rule 144 under the Securities Act.

 EXPENSES

     All expenses incurred in connection with the registration statement pursuant to demand registration rights, piggyback registration rights and Form S-3 registrations shall be borne by us.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
  Morgan Stanley & Co. Incorporated.........................
  Bear, Stearns & Co. Inc. .................................
  Thomas Weisel Partners LLC................................
                                                              --------
     Total..................................................
                                                              ========

     The underwriters are offering the shares of our common stock subject to their acceptance of the shares from Converse and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock described above are subject to the approval of legal matters by their counsel and to some other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock described above, if any such shares are taken. However, the underwriters are not required to take and pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to a limited number of dealers at a
price that represents a concession not in excess of $          a share under the
public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representative.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this prospectus. To the extent that the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares as the number set forth next to the underwriters' name in the table above bears to the total number of shares set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $ , the total underwriting discounts and commissions would be $          and
the total proceeds to us would be $          .

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "CNVS."

     We, our directors and certain officers and stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

     - the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;

     - transfers of shares (a) to charities, spouses or relatives or to entities owned by them, (b) by corporations, partnerships, limited liability companies or other entities to their stockholders or similar persons, and
       (c) to affiliates; provided the transferee agrees to be bound to the restrictions set forth above;

     - in the case of shares held by Infinity Associates, the surrender to us of shares of Converse common stock having a value of $2 million, based on the initial public offering price, to repay the Infinity Associates note;

     - transfers of shares in connection with a tender offer, exchange offer, merger, consolidation or similar combination involving us by or with a third party, provided the opportunity to participate in the business combination is available to all of our stockholders; and

     - transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover any over-allotment or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in transactions to cover syndicate short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, some of the underwriters have provided and, may continue to provide, investment banking services to us.

     We and the underwriters have agreed to indemnify each other against some liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, operating income and other financial and operating information in recent periods, and the price-operating income ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati serves as one of our directors. The validity of our common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. As of the date of this prospectus, investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati and certain members of Wilson Sonsini Goodrich & Rosati beneficially owned an aggregate of 100,000 shares of our common stock.

                                    EXPERTS

     The financial statements of Converse Inc. as of and for the year ended December 31, 2002 and as of and for the eight-month period ended December 31, 2001 and the financial statements of CVEO Corporation for the two years ended December 30, 2000 and the four-month period ended April 30, 2001 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to Converse and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made describe the material terms thereof. In each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We maintain an Internet site at http://www.converse.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants -- Converse Inc. as of and
  for the Year Ended December 31, 2002 and as of and for the
  Eight-Month Period Ended December 31, 2001................  F-2
Report of Independent Accountants -- CVEO Corporation for
  the Four-Month Period Ended April 30, 2001 and the Fiscal
  Year Ended December 30, 2000..............................  F-3
Consolidated Balance Sheet as of March 31, 2003 (unaudited),
  December 31, 2002 and December 31, 2001 for Converse
  Inc.......................................................  F-4
Consolidated Statement of Operations for the Three-Month
  Periods Ended March 31, 2003 (unaudited) and March 31,
  2002 (unaudited), the Year Ended December 31, 2002 and the
  Eight-Month Period Ended December 31, 2001 for Converse
  Inc. and the Four-Month Period Ended April 30, 2001 and
  the Fiscal Year Ended December 30, 2000 for CVEO
  Corporation...............................................  F-5
Consolidated Statement of Cash Flows for the Three-Month
  Periods Ended March 31, 2003 (unaudited) and March 31,
  2002 (unaudited), the Year Ended December 31, 2002 and the
  Eight-Month Period Ended December 31, 2001 for Converse
  Inc. and the Four-Month Period Ended April 30, 2001 and
  the Fiscal Year Ended December 30, 2000 for CVEO
  Corporation...............................................  F-6
Consolidated Statement of Stockholders' Equity (Deficiency)
  as of March 31, 2003 (unaudited), December 31, 2002 and
  December 31, 2001 for Converse Inc. and April 30, 2001 and
  December 30, 2000 for CVEO Corporation....................  F-7
Consolidated Statement of Comprehensive Income (Loss) for
  the Three-Month Periods Ended March 31, 2003 (unaudited)
  and March 31, 2002 (unaudited), the Year Ended December
  31, 2002 and the Eight-Month Period Ended December 31,
  2001 for Converse Inc. and the Four-Month Period Ended
  April 30, 2001 and the Fiscal Year Ended December 30, 2000
  for CVEO Corporation......................................  F-8
Notes to Consolidated Financial Statements..................  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Converse Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Converse Inc. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2002 and the eight-month period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
March 24, 2003

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CVEO Corporation:

In our opinion, the accompanying consolidated statements of operations, cash flows, stockholders' equity (deficiency) and comprehensive income (loss) present fairly, in all material respects, the results of CVEO Corporation and its subsidiaries' operations and their cash flows for the four months ended April 30, 2001 and the fiscal year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of CVEO Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on January 22, 2001, CVEO Corporation voluntarily filed a petition to reorganize as a debtor in possession under Chapter 11 of the United States Bankruptcy Code. Subsequently, on April 12, 2001, the Bankruptcy Court approved a plan to sell certain of CVEO Corporation's assets, including trademarks and other intellectual property, certain contracts, accounts receivable and inventory. This sale transaction was completed on April 30, 2001. Subsequent to April 30, 2001, CVEO Corporation began the process of liquidating remaining assets and settling outstanding obligations.

PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
October 1, 2002

                                 CONVERSE INC.

                           CONSOLIDATED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            CONVERSE INC.
                                                              -----------------------------------------
                                                               MARCH 31,    DECEMBER 31,   DECEMBER 31,
                                                                 2003           2002           2001
                                                              -----------   ------------   ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................   $  7,168       $ 1,224        $ 6,825
  Trade accounts receivable, net (Note 2)...................     40,707        24,564         14,484
  Licensee accounts receivable, net (Note 2)................      8,684         7,065          4,250
  Inventories...............................................     28,762        28,520         23,543
  Deferred income taxes (Note 9)............................      3,373         3,373          1,163
  Prepaid expenses and other current assets.................      3,192         2,845            784
                                                               --------       -------        -------
     Total current assets...................................     91,886        67,591         51,049
Property and equipment, net (Note 6)........................     13,414        13,608          2,986
Intangible assets, net (Note 2).............................     14,681        14,681         15,079
Other assets................................................      1,117         1,246          1,186
                                                               --------       -------        -------
     Total assets...........................................   $121,098       $97,126        $70,300
                                                               ========       =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Credit facility (Note 8)..................................   $ 26,118       $13,907        $    --
  Accounts payable..........................................      9,466        12,349         12,912
  Accrued expenses (Note 7).................................      5,279         3,561          3,668
  Income taxes payable (Note 9).............................      4,349           367          1,690
                                                               --------       -------        -------
     Total current liabilities..............................     45,212        30,184         18,270
Deferred income taxes (Note 9)..............................        443           443             --
Commitments and contingencies (Note 14)
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; 11.1% Series A preferred stock, $.01 par
     value; 900,000 shares designated; 404,960 issued and
     outstanding; $40,496 involuntary liquidation value.....     40,496        40,496         40,496
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 9,022,477, 9,022,451 and 8,902,451 shares
     issued and outstanding, respectively...................         90            90             89
  Additional paid-in capital................................     12,541        12,551          9,479
  Note receivable from stockholder (Note 11)................     (2,000)       (2,000)        (2,000)
  Unearned stock compensation...............................     (2,326)       (2,508)           (34)
  Retained earnings.........................................     26,536        17,907          4,000
  Accumulated other comprehensive income....................        106           (37)            --
                                                               --------       -------        -------
     Total stockholders' equity.............................     75,443        66,499         52,030
                                                               --------       -------        -------
     Total liabilities and stockholders' equity.............   $121,098       $97,126        $70,300
                                                               ========       =======        =======


  The accompanying notes are an integral part of these consolidated financial statements.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               CONVERSE INC.                               CVEO CORPORATION
                         ---------------------------------------------------------   -----------------------------
                         THREE-MONTH    THREE-MONTH                   EIGHT-MONTH      FOUR-MONTH     FISCAL YEAR
                         PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED       ENDED
                          MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,     APRIL 30,      DECEMBER 30,
                             2003           2002           2002           2001            2001            2000
                         ------------   ------------   ------------   ------------   --------------   ------------
                         (UNAUDITED)    (UNAUDITED)
Wholesale sales........    $57,906        $44,093        $181,318       $86,372         $ 65,868        $209,050
Licensing revenue......      8,916          5,497          24,010        11,733            5,487          16,307
                           -------        -------        --------       -------         --------        --------
     Net revenue (Note
       2)..............     66,822         49,590         205,328        98,105           71,355         225,357
Cost of sales (Note
  15)..................     36,635         28,773         117,107        64,316           51,240         173,082
                           -------        -------        --------       -------         --------        --------
     Gross profit......     30,187         20,817          88,221        33,789           20,115          52,275
Selling, general and
  administrative
  expenses.............     15,576         10,839          55,717        25,142           17,487          59,147
Restructuring, asset
  impairment and other
  unusual charges (Note
  5)...................         --             --              --            --            1,765           7,071
                           -------        -------        --------       -------         --------        --------
     Income (loss) from
       operations......     14,611          9,978          32,504         8,647              863         (13,943)
Interest expense,
  net..................        515            211           1,953           574            3,776          21,395
Other (income) expense,
  net (Note 5).........         18             41              31            --          (22,850)        (11,116)
Reorganization items
  (Note 4).............         --             --              --            --          (24,306)             --
                           -------        -------        --------       -------         --------        --------
     Income (loss)
       before income
       taxes...........     14,078          9,726          30,520         8,073           44,243         (24,222)
Income tax expense
  (benefit) (Note 9)...      5,449          3,959          11,928         3,673           (2,726)          3,223
                           -------        -------        --------       -------         --------        --------
     Net income
       (loss)..........    $ 8,629        $ 5,767        $ 18,592       $ 4,400         $ 46,969        $(27,445)
                           =======        =======        ========       =======         ========        ========
Net income (loss)
  available to common
  stockholders (Note
  12)..................    $ 7,420          4,558        $ 13,907       $   930         $ 46,969        $(27,445)
Earnings (loss) per
  common share (Note
  12):
  Basic................    $  0.82           0.51        $   1.55       $  0.10         $   2.68        $  (1.57)
  Diluted..............    $  0.77           0.51        $   1.49       $  0.10         $   2.68        $  (1.57)
Weighted average common
  shares (Note 12):
  Basic................      9,022          8,905           8,964         8,902           17,544          17,515
  Diluted..............      9,658          9,009           9,331         8,902           17,544          17,515


  The accompanying notes are an integral part of these consolidated financial statements.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                              CONVERSE INC.                               CVEO CORPORATION
                                        ---------------------------------------------------------   -----------------------------
                                        THREE MONTH    THREE MONTH                   EIGHT-MONTH      FOUR-MONTH     FISCAL YEAR
                                        PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED       ENDED
                                         MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,     APRIL 30,      DECEMBER 30,
                                            2003           2002           2002           2001            2001            2000
                                        ------------   ------------   ------------   ------------   --------------   ------------
                                        (UNAUDITED)    (UNAUDITED)
Operating activities:
 Net income (loss)....................    $  8,629       $ 5,767       $  18,592      $   4,400       $  46,969       $ (27,445)
Adjustments to reconcile net income
 (loss) to cash provided by operating
 activities:
 Depreciation.........................         423           144           1,002            199             641           4,199
 Amortization of intangible assets....          --            19              44            951              --              --
 Amortization of deferred debt
   issuance costs.....................         129            76             464            180             223           2,427
 Compensation expense.................         181            --             306             --             131             475
 Provision for doubtful accounts......         455             5           1,232            433           1,195           2,301
 Deferred income taxes................          --            --          (1,522)        (1,236)             --           1,525
 Compensation expense on shareholder
   note...............................           7            --              26            631              --              --
 Cancellation of employee stock
   options............................         (17)           --              --             --              --              --
 Provision for restructuring and
   impairment actions.................          --            --              --             --           3,354           6,525
 Amortization of current assets in
   excess of reorganization value.....          --            --              --             --            (693)         (2,077)
 Amortization of note
   discount/warrants..................          --            --              --             --             118             420
 Write-off of current assets in excess
   of reorganization..................          --            --              --             --         (23,373)             --
 Write-off of deferred financing
   fees...............................          --            --              --             --           2,309              --
 Write-off of cumulative translation
   adjustments........................          --            --              --             --           2,488             276
 Payment in kind interest expense.....          --            --              --             --             858              --
 Curtailment gains on pension plan....          --            --              --             --          (3,405)         (1,145)
 Gain on sale of assets to Footwear
   Acquisition........................          --            --              --             --         (36,027)             --
 Gains on sales of assets, net........          --            --              --             --              --         (13,538)
Changes in assets and liabilities:
 Trade accounts receivable............     (16,626)      (15,074)        (10,006)        14,211            (996)          2,072
 Licensee accounts receivable.........      (1,619)         (956)         (3,364)        (2,251)            243           1,957
 Inventories..........................        (245)       (7,672)         (3,428)         3,508          16,438          36,197
 Prepaid expenses and other current
   assets.............................        (347)       (1,481)         (2,061)        (1,426)            362            (269)
 Other assets.........................          --           408            (524)          (453)            227          (2,152)
 Accounts payable.....................      (3,883)         (673)           (446)         9,447          (3,524)         (8,574)
 Accrued expenses.....................       1,307          (419)           (107)         2,711           4,494             695
 Income taxes payable.................       3,984         1,366          (1,323)         1,690          (3,994)            255
                                          --------       -------       ---------      ---------       ---------       ---------
 Net cash provided (used) by operating
   activities.........................      (7,622)      (18,490)         (1,115)        32,995           8,038           4,124
                                          --------       -------       ---------      ---------       ---------       ---------
Investing activities:
 Additions of property and
   equipment..........................        (229)       (1,327)        (11,624)        (3,185)             --            (276)
 Acquisitions, net of cash acquired...          --           873          (2,210)      (101,427)             --              --
 Proceeds from sale of Japanese
   trademark..........................          --            --              --         29,755              --              --
 Proceeds from sale of corporate
   headquarters.......................          --            --              --             --              --          15,441
 Proceeds on sale of assets to
   Footwear Acquisition...............          --            --              --             --          92,500              --
                                          --------       -------       ---------      ---------       ---------       ---------
 Net cash provided (used) by investing
   activities.........................        (229)         (454)        (13,834)       (74,857)         92,500          15,165
                                          --------       -------       ---------      ---------       ---------       ---------
Financing activities:
 Proceeds from issuances of common and
   preferred stock....................          --            --             267         59,019               5              50
 Proceeds from exercise of warrants...          --            --              --             --              --              --
 Proceeds from credit facilities......      12,211        11,504         207,191        124,152          84,370         224,704
 Payments of credit facilities........          --            --        (193,284)      (124,152)       (132,621)       (249,893)
 Increase (decrease) in cash
   overdraft..........................       1,424         1,265            (138)         1,688              --           6,884
 Redemption of preferred stock........          --            --              --        (11,620)             --              --
 Payments of preferred stock
   dividends..........................          --            --          (4,685)          (400)             --              --
                                          --------       -------       ---------      ---------       ---------       ---------
 Net cash provided (used) by financing
   activities.........................      13,635        12,769           9,351         48,687         (48,246)        (18,255)
Effect of foreign currency rate
 fluctuations on cash.................         160            --              (3)            --               8            (433)
                                          --------       -------       ---------      ---------       ---------       ---------
Net increase (decrease) in cash.......       5,944        (6,175)         (5,601)         6,825          52,300             601
Cash at beginning of period...........       1,224         6,825           6,825             --           2,906           2,305
                                          --------       -------       ---------      ---------       ---------       ---------
Cash at end of period.................    $  7,168       $   650       $   1,224      $   6,825       $  55,206       $   2,906
                                          ========       =======       =========      =========       =========       =========
Supplemental disclosures:
 Cash payments for income taxes.......    $  4,893       $ 1,940       $  14,017      $   3,219       $      10       $   1,955
                                          ========       =======       =========      =========       =========       =========
 Cash payments for interest...........    $    410       $   101       $   1,590      $     474       $   1,914       $  13,557
                                          ========       =======       =========      =========       =========       =========


  The accompanying notes are an integral part of these consolidated financial statements.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                             (DOLLARS IN THOUSANDS)

                                                                                                 NOTE
                                      PREFERRED STOCK         COMMON STOCK       ADDITIONAL   RECEIVABLE      UNEARNED
                                    -------------------   --------------------    PAID-IN        FROM          STOCK
                                     SHARES     AMOUNT      SHARES     AMOUNT     CAPITAL     STOCKHOLDER   COMPENSATION
                                    --------   --------   ----------   -------   ----------   -----------   ------------
CVEO CORPORATION:
Balance, January 1, 2000..........        --   $     --   17,479,025   $17,479    $ 4,764       $    --       $(1,061)
  Net income (loss)...............
  Foreign currency translation....
  Employee stock purchase plan
    share issuance................                            56,530        57         (7)
  Cancellation of restricted
    stock.........................                                                   (308)                        308
  Amortization of unearned
    compensation..................                                                                                475
                                    --------   --------   ----------   -------    -------       -------       -------
Balance, December 30, 2000........        --   $     --   17,535,555   $17,536    $ 4,449       $    --       $  (278)
  Net income......................
  Foreign currency translation....
  Writeoff of cumulative
    translation adjustments.......
  Employee stock purchase plan
    share issuance................                            17,492        17        (12)
  Amortization of unearned
    compensation..................                                                                                131
                                    --------   --------   ----------   -------    -------       -------       -------
Balance, April 30, 2001...........        --   $     --   17,553,047   $17,553    $ 4,437       $    --       $  (147)
                                    ========   ========   ==========   =======    =======       =======       =======
------------------------------------------------------------------------------------------------------------------------
CONVERSE INC.:
Balance, May 1, 2001..............        --   $     --           --   $    --    $    --       $    --       $    --
  Net income......................
  Issuance of preferred stock.....   521,160     52,116
  Issuance of common stock........                         8,902,451        89      8,814        (2,000)
  Compensation expense on
    stockholder note..............                                                    631
  Unearned stock compensation.....                                                     34                         (34)
  Redemption of preferred stock...  (116,200)   (11,620)
  Preferred stock dividends.......
                                    --------   --------   ----------   -------    -------       -------       -------
Balance, December 31, 2001........   404,960     40,496    8,902,451        89      9,479        (2,000)          (34)
  Net income......................
  Foreign currency translation....
  Issuance of common stock........                           120,000         1        266
  Compensation expense on
    stockholder note..............                                                     26
  Unearned stock compensation.....                                                  2,780                      (2,780)
  Amortization of unearned stock
    compensation..................                                                                                306
  Preferred stock dividends.......
                                    --------   --------   ----------   -------    -------       -------       -------
Balance, December 31, 2002........   404,960   $ 40,496    9,022,451   $    90    $12,551       $(2,000)      $(2,508)
Net income........................
Compensation expense..............                                                $     7
Issuance of common stock..........                                26        --
Preferred stock dividends.........
Unearned stock compensation.......
Cancellation of stock options.....                                                    (17)                         17
Amortization of unearned stock
  compensation....................                                                                                165
Foreign currency translation......
                                    --------   --------   ----------   -------    -------       -------       -------
Balance, March 31, 2003
  (unaudited).....................   404,960   $ 40,496    9,022,477   $    90    $12,541       $(2,000)      $(2,326)
                                    ========   ========   ==========   =======    =======       =======       =======

                                                 ACCUMULATED        TOTAL
                                    RETAINED        OTHER       STOCKHOLDERS'
                                    EARNINGS    COMPREHENSIVE      EQUITY
                                    (DEFICIT)      INCOME       (DEFICIENCY)
                                    ---------   -------------   -------------
CVEO CORPORATION:
Balance, January 1, 2000..........  $(131,737)     $(1,990)       $(112,545)
  Net income (loss)...............    (27,445)                      (27,445)
  Foreign currency translation....                    (730)            (730)
  Employee stock purchase plan
    share issuance................                                       50
  Cancellation of restricted
    stock.........................                                       --
  Amortization of unearned
    compensation..................                                      475
                                    ---------      -------        ---------
Balance, December 30, 2000........  $(159,182)     $(2,720)       $(140,195)
  Net income......................     46,969                        46,969
  Foreign currency translation....                     232              232
  Writeoff of cumulative
    translation adjustments.......                   2,488            2,488
  Employee stock purchase plan
    share issuance................                                        5
  Amortization of unearned
    compensation..................                                      131
                                    ---------      -------        ---------
Balance, April 30, 2001...........  $(112,213)     $    --        $ (90,370)
                                    =========      =======        =========
-------------------------------------------------------------------------------------------
CONVERSE INC.:
Balance, May 1, 2001..............  $      --      $    --        $      --
  Net income......................      4,400                         4,400
  Issuance of preferred stock.....                                   52,116
  Issuance of common stock........                                    6,903
  Compensation expense on
    stockholder note..............                                      631
  Unearned stock compensation.....                                       --
  Redemption of preferred stock...                                  (11,620)
  Preferred stock dividends.......       (400)                         (400)
                                    ---------      -------        ---------
Balance, December 31, 2001........      4,000           --           52,030
  Net income......................     18,592                        18,592
  Foreign currency translation....                     (37)             (37)
  Issuance of common stock........                                      267
  Compensation expense on
    stockholder note..............                                       26
  Unearned stock compensation.....                                       --
  Amortization of unearned stock
    compensation..................                                      306
  Preferred stock dividends.......     (4,685)                       (4,685)
                                    ---------      -------        ---------
Balance, December 31, 2002........  $  17,907      $   (37)       $  66,499
Net income........................  $   8,629                     $   8,629
Compensation expense..............                                        7
Issuance of common stock..........                                       --
Preferred stock dividends.........                                       --
Unearned stock compensation.......                                       --
Cancellation of stock options.....                                       --
Amortization of unearned stock
  compensation....................                                      165
Foreign currency translation......                     143              143
                                    ---------      -------        ---------
Balance, March 31, 2003
  (unaudited).....................  $  26,536      $   106        $  75,443
                                    =========      =======        =========


  The accompanying notes are an integral part of these consolidated financial statements.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

             CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
                             (DOLLARS IN THOUSANDS)


                                               CONVERSE INC.                               CVEO CORPORATION
                         ---------------------------------------------------------   -----------------------------
                         THREE MONTH    THREE-MONTH                   EIGHT-MONTH      FOUR-MONTH     FISCAL YEAR
                         PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED       ENDED
                          MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,     APRIL 30,      DECEMBER 30,
                             2003           2002           2002           2001            2001            2000
                         ------------   ------------   ------------   ------------   --------------   ------------
                          (UNAUDITED)    (UNAUDITED)
Net income (loss)......     $8,629         $5,767        $18,592         $4,400         $46,969         $(27,445)
Other comprehensive
  income, net of tax:
  Foreign currency
     translation
     adjustment........        106             --            (37)            --             232             (730)
                            ------         ------        -------         ------         -------         --------
Comprehensive income
  (loss)...............     $8,735         $5,767        $18,555         $4,400         $47,201         $(28,175)
                            ======         ======        =======         ======         =======         ========


  The accompanying notes are an integral part of these consolidated financial statements.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF BUSINESS OPERATIONS AND BASIS OF PRESENTATION

  BUSINESS AND FORMATION OF THE COMPANY

     Converse Inc. ("Converse" or the "Company") designs and markets athletic footwear for men, women and children and globally licenses sports apparel, accessories and selected footwear.

     CVEO Corporation, predecessor to Converse, ("CVEO" or the "Predecessor") voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Court (the "Bankruptcy Proceedings") on January 22, 2001. Following a bidding process approved by the bankruptcy court, Footwear Acquisition, Inc. ("Footwear Acquisition") acquired certain of CVEO's assets on April 30, 2001 ("Asset Acquisition"). Footwear Acquisition, which had been incorporated for the sole purpose of acquiring selected assets of CVEO, changed its name to Converse Inc. and the Predecessor changed its name to CVEO Corporation as a result of this transaction. The successor company, Converse Inc., began operations on May 1, 2001.

     CVEO also designed and marketed athletic footwear and globally licensed sports apparel, accessories and selected footwear. In addition, CVEO manufactured a significant portion of its athletic footwear, operated its own retail stores and international distributors and owned the trademark for selling footwear products in Japan. Converse did not acquire CVEO's manufacturing operations, retail stores or international distributors and, simultaneous with the Asset Acquisition, Converse sold the Japanese footwear trademark.

  BASIS OF PRESENTATION

     In connection with the CVEO Asset Acquisition, Converse recorded the assets acquired and liabilities assumed at their fair values (see Note 3).

     The accompanying financial statements of the Predecessor were prepared using its historical cost basis of accounting, except for the period January 22, 2001 through April 30, 2001. During this period, CVEO's financial statements were prepared in accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" and generally accepted accounting principles applicable to a going concern which unless otherwise noted, assumes the realization of assets and the payment of liabilities in the ordinary course of business. Income, expenses, realized gains and losses, and provisions for losses resulting from a plan of reorganization ("Plan of Reorganization") are reported separately as Reorganization Items in the consolidated statement of operations for the four-month period ended April 30, 2001 (see Note 4). As Converse has no legal or operating relationship with CVEO, the ultimate settlement of CVEO liabilities and dissolution of CVEO will have no effect on Converse's financial position or results of operations.


 UNAUDITED INTERIM FINANCIAL INFORMATION



     The accompanying unaudited consolidated balance sheet as of March 31, 2003 and related unaudited consolidated statements of operations and of cash flows for the three month periods ended March 31, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a final presentation of consolidated financial position, consolidated results of operations and consolidated cash flows have been included in such unaudited financial statements. All such adjustments are of a normal recurring nature.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Converse and its Predecessor include the accounts of the companies and their wholly-owned operations. All intercompany accounts and transactions have been eliminated.

  FISCAL PERIOD

     Converse operates on a calendar year basis. The accompanying financial statements include the year ended December 31, 2002 and the eight-month period from May 1, 2001 (inception) through December 31, 2001 for Converse.

     CVEO's fiscal year-end was the Saturday closest to December 31 in each year. The accompanying financial statements include the four-month period from December 31, 2000 through April 30, 2001 and the fiscal year ended December 30, 2001 for the Predecessor.

  REVENUE RECOGNITION AND SALES RETURNS AND ALLOWANCES

     Wholesale sales are FOB shipping point and, accordingly, revenue is recognized at the time of shipment, which is when title passes and the risks and rewards of ownership have passed to the customer. Licensing revenue includes royalties from licensees and fees generated by the Company's sourcing operation in the Far East. Royalties from licensees are recognized when all events have occurred to establish the amount earned and payable to the Company (typically, when sales are made by the licensees to retail distribution or, in the case of certain footwear license agreements, when shipment is made from the manufacturer). Fees generated by the Company's sourcing operation are composed of buying agency services and consulting services and are recognized when all such services are complete and the Company has no further obligations to earn the fees. For the period ended December 31, 2002, the licensing revenue from royalties was $20,256, and fees generated from the Company's sourcing operation were $3,754. For the period ended December 31, 2001, substantially all licensing revenue was from royalties. A portion of the fees generated from the Company's sourcing operations was from related parties (see Note 15).

     Estimated reductions to revenue are recorded for sales returns and allowances when revenue is recorded. Sales allowances include markdown funds and volume growth funds. Marketing development programs, when granted, are either recorded as a reduction to revenue or as an addition to marketing expense depending on the contractual nature of the program and whether the conditions of Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" have been met. Net revenue is net of sales returns and allowances totaling $8,814 and $3,083 for the year ended December 31, 2002 and the eight-month period ended December 31, 2001, respectively, for Converse and $1,465 and $8,014 for the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, respectively, for CVEO.

     Trade accounts receivable is net of an allowance for bad debts of $748 and $229 and an allowance for sales discounts and returns of $3,815 and $1,647 at December 31, 2002 and December 31, 2001, respectively. Licensee accounts receivable is net of an allowance for bad debts of $603 and $204 at December 31, 2002 and December 31, 2001, respectively.

  SHIPPING AND HANDLING

     Shipping and handling fees are billed to customers and are included in net sales while the related costs are included in selling, general and administrative expenses. The Company incurred $1,934 and $830 of such fees the year ended December 31, 2002 and the eight-month period ended December 31, 2001, respectively.

     For the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, the Predecessor incurred $548 and $2,825, respectively, of shipping and handling fees.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  ADVERTISING AND PROMOTION


     Converse's advertising production costs are expensed as incurred. Media placement costs, which include radio and print advertising, are expensed as the media is run. The Company incurred $8,075 and $3,794 in advertising and promotion expenses for the year ended December 31, 2002 and the eight-month period ended December 31, 2001, respectively.


     CVEO's advertising production costs were expensed the first time an advertisement was run. Media placement costs were expensed as incurred. For the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, the Predecessor incurred $1,445 and $7,763, respectively, of advertising and promotion expenses.

  RESEARCH, DESIGN AND DEVELOPMENT


     The Company incurred $4,576 and $1,924 in research, design and development expenses included in selling, general and administrative expenses for the year ended December 31, 2002 and the eight-month period ended December 31, 2001, respectively.


     For the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, the Predecessor incurred $261 and $3,541, respectively, of research, design and development expenses.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, trade and licensee receivables and trade payables approximate their fair value because of the short maturity of these financial instruments. Due to the variable interest rate on Converse's credit facility and the short maturity of the revolving loans, the fair value of the credit facility approximates its carrying value.

  INVENTORIES

     Converse's inventory consists solely of finished goods. Inventories, net of reserves, are stated at the lower of cost or market. The cost of inventories is determined on the first-in, first-out (FIFO) basis.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed principally on the straight-line method over the assets' estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the assets. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

  ACCOUNTS PAYABLE


     The balance of checks outstanding in the Company's bank accounts totaling $1,550 and $1,688 at December 31, 2002 and December 31, 2001, respectively, are included in accounts payable.


  INTANGIBLE ASSETS AND IMPAIRMENT OF LONG-LIVED ASSETS

     The Company's intangible assets consist of trademarks of $13,372 and $15,035, goodwill of $1,309 and $0 and acquired internally developed software of $0 and $44 at December 31, 2002 and December 31, 2001, respectively. During the year ended December 31, 2002, the Company finalized its purchase accounting for the Asset Acquisition resulting in a decrease in the trademark intangible asset of $1,663 and acquired a Canadian licensee resulting in goodwill of $1,309 (see
Note 3). Internally developed software, acquired on April 30, 2001, was amortized over its estimated useful life on a straight-line basis (15 months). This asset was fully amortized as of July 31, 2002. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." In accordance with this

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

standard, the Company's trademarks are considered to have indefinite useful lives. Accordingly, trademarks and goodwill are not amortized but are periodically reviewed for impairment.

     The Company reviews long-lived assets, including goodwill and trademarks, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis or current appraisal value.


     For the quarter ended March 31, 2003, there were no changes to the carrying value of the Company's trademarks or goodwill.


  EARNINGS (LOSS) PER COMMON SHARE AND STOCK-BASED COMPENSATION

     Basic earnings (loss) per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. For Converse, net income available to common stockholders reflects a deduction from net income for dividends accumulated during the period on preferred stock regardless of whether the dividends were declared during the period. Diluted earnings (loss) per common share is calculated by adjusting weighted average outstanding shares to assume conversion of all potentially dilutive stock options.


     At March 31, 2003, December 31, 2002 and December 31, 2001 the Company has one stock-based employee compensation plan and the Predecessor had various plans which are more fully described in Note 11. The recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations have been applied in accounting for these plans. The following table illustrates the effect on net income (loss) and earnings (loss) per common share as if the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation had been applied.



                                                    CONVERSE INC.                              CVEO CORPORATION
                              ---------------------------------------------------------   ---------------------------
                              THREE MONTH    THREE MONTH                   EIGHT-MONTH     FOUR-MONTH    FISCAL YEAR
                              PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED   PERIOD ENDED      ENDED
                               MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,    APRIL 30,     DECEMBER 30,
                                  2003           2002           2002           2001           2001           2000
                              ------------   ------------   ------------   ------------   ------------   ------------
                              (UNAUDITED)    (UNAUDITED)
Net income (loss) as
  reported..................     $8,629         $5,767        $18,592         $4,400        $46,969        $(27,445)
  Add: Stock-based employee
    compensation included in
    reported net income
    (loss), net of tax
    effects.................        100             --            187             --            131             475
  Deduct: Total stock-based
    employee compensation
    determined under fair
    value method for all
    awards, net of tax
    effects.................       (138)           (58)          (200)           (27)          (453)         (1,108)
                                 ------         ------        -------         ------        -------        --------
Pro forma net income
  (loss)....................     $8,591         $5,709        $18,579         $4,373        $46,647        $(28,078)
Less preferred stock
  dividends.................      1,209          1,209          4,685          3,470             --              --
                                 ------         ------        -------         ------        -------        --------
Pro forma net income (loss)
  available to common
  stockholders..............     $7,382         $4,500        $13,894         $  903        $46,647        $(28,078)
                                 ======         ======        =======         ======        =======        ========
Earnings (loss) per common
  share:
Basic -- as reported........     $ 0.82            .51        $  1.55         $ 0.10        $  2.68        $  (1.57)
Basic -- pro forma..........       0.82            .51           1.55           0.10           2.66           (1.60)
Diluted -- as reported......       0.77            .51           1.49           0.10           2.68           (1.57)
Diluted -- pro forma........       0.76            .50           1.49           0.10           2.66           (1.60)

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value of options granted at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:


                                            CONVERSE INC.                             CVEO CORPORATION
                       -------------------------------------------------------   ---------------------------
                          THREE-MONTH PERIOD                      EIGHT-MONTH     FOUR-MONTH    FISCAL YEAR
                            ENDED MARCH 31,         YEAR ENDED    PERIOD ENDED   PERIOD ENDED      ENDED
                       -------------------------   DECEMBER 31,   DECEMBER 31,    APRIL 30,     DECEMBER 30,
                          2003          2002           2002           2001           2001           2000
                       -----------   -----------   ------------   ------------   ------------   ------------
                       (UNAUDITED)   (UNAUDITED)
Expected life
  (years)............      7.0           7.0            7.0            7.0%            --             5.6
Interest rate........     3.49%         3.98%          3.08%          5.03%            --            6.15%
Volatility...........       --            --             --             --             --          106.59%



     As of grant date, based on the above assumptions and no assumed common stock dividends, the weighted average fair value of options granted was $7.41 (unaudited), $0.36 (unaudited), $4.64 and $.29 for Converse for the three month period ended March 31, 2003, the three month period ended March 31, 2002, the year ended December 31, 2002 and for the eight-month period ended December 31, 2001, respectively, and $.56 for CVEO for the fiscal year ended December 30, 2000.


  FOREIGN CURRENCY

     Foreign currency translation gains and losses are included in the determination of net income. The assets and liabilities of international operations are translated into U.S. dollars at the exchange rates on the balance sheet date. Income and expense accounts of international operations are translated into U.S. dollars at average exchange rates prevailing during the period. Foreign currency transactions were not material to the results of Converse or CVEO.

  INCOME TAXES

     Income taxes have been accounted for in accordance with the liability method. Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statement of operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities.

  CONCENTRATION OF RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade and licensee accounts receivable.


     During the year ended December 31, 2002 and the eight-month period ended December 31, 2001, approximately 23% and 21%, respectively, of the Company's consolidated net revenues were from one domestic customer. At December 31, 2002 and December 31, 2001 approximately 36% and 22% of trade accounts receivable were from that same customer.


     For the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, 12% and 13% of the Predecessor's consolidated net revenue was from the Predecessor's Japanese footwear distributor and licensee.

     Credit risk with respect to other trade accounts receivable is mitigated due to the large number of entities comprising the customer base and the close monitoring of credit extended to the largest customers. Concentration of credit risk with respect to licensee accounts receivable is reduced through the close monitoring of receivable balances and the international dispersion of such licensees. In addition, the Company maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded management's expectations.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Converse sources footwear production from various Far East suppliers. There are two manufacturers, who are affiliated with certain stockholders of the Company (see Note 15), that produced approximately 37% and 28% for the year ended December 31, 2002, respectively, of the Company's sourced product. For the eight-month period ended December 31, 2001, the same two manufacturers produced approximately 49% and 40%, respectively, of the Company's sourced products. The Company has committed to purchase at least 50% of their sourced products from these affiliated manufacturers, provided that the manufacturers meet requirements for price, quality and delivery. The Company's licensees also source a substantial portion of their products through these same manufacturers. A disruption or change in the sourcing relationship with the Company's manufacturers could cause a delay in manufacturing for both the Company and its licensees; however, management does not believe that such a change would impact long-term supply due to the existence of alternative suppliers.


  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECLASSIFICATIONS

     Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

  RECENTLY ISSUED ACCOUNTING STANDARDS

     In August 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations, which will be effective for the Company in the first quarter of 2004. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect that the impact of adopting SFAS 143 will be material to the consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, which addresses financial accounting and reporting for the impairment of long lived assets held for use and for long-lived assets that are to be disposed of by sale (including discontinued operations). SFAS 144 will be effective for the Company in the first quarter of 2003. The Company does not expect the impact of adopting SFAS 144 will be material to the consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, Reporting Gains and Losses from Extinguishment of Debt, No. 44, Accounting for Intangible Assets of Motor Carriers, and No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, Amendment of FASB Statement No. 13, Accounting for Leases, and Technical Corrections. SFAS 145 will be effective for the Company in 2003. SFAS 145 eliminates the classification of debt extinguishment activity as extraordinary items, eliminates inconsistencies in lease modification treatment and makes various technical corrections or clarifications of other existing authoritative pronouncements. The Company does not expect that the impact of adopting SFAS 145 will be material to the consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. This statement requires that a liability or a cost associated with an exit or disposal activity

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 does not currently impact the Company.


     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation -- Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements under SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The provision of this statement is effective for fiscal years ending after December 15, 2002. The Company has elected to continue to account for stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure provisions for SFAS 148.


     In December 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 expands the disclosure requirements for guarantees issued. It also requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation underlying the guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements ending after December 15, 2002. The Company has adopted the provisions of FIN 45 and determined that this interpretation has no material impact on the consolidated financial statements.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The interpretation provides guidance on the identification of, and financial reporting for, entities for which control is achieved through means other than voting rights. FIN 46 is effective for the first fiscal period beginning after June 15, 2003, for variable interest entities, which are created after January 31, 2003. FIN 46 does not impact the Company.


     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and is effective for contracts entered into or modified after June 30, 2003. SFAS 149 does not impact us.



     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how a company classifies certain financial instruments that have characteristics of both liabilities and equity and is effective for our three month period ending on September 30, 2003. SFAS 150 does not impact us.


3.  ACQUISITIONS

  CVEO ASSET ACQUISITION

     To effect the acquisition of certain of CVEO's assets, the Company paid cash of $93,750 (including $1,250 of contingent consideration paid subsequent to the April 30, 2001 closing date) and incurred acquisition costs of $7,677. The initial cash was obtained from sales of common and preferred stock totaling $59,019, a line of credit of $26,000 and the sale of the Japanese footwear trademark for $29,755. The sale of the Japanese trademark was consummated on April 30, 2001 at fair market value and, accordingly, no gain or loss was recognized on the transaction.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The purchase price allocation is as follows:

Trade accounts receivable...................................  $ 28,924
Licensee accounts receivable................................     2,203
Inventories.................................................    28,583
Prepaid expenses............................................       222
Order backlog...............................................       900
Acquired internal use software..............................        95
Japanese footwear trademark.................................    29,755
Trademarks..................................................    13,372
Assumed letters of credit...................................    (1,777)
Purchase accounting reserves................................      (850)
                                                              --------
Total acquired net assets...................................  $101,427
                                                              ========

     The valuation of intangible assets was based on an independent appraisal. The excess of fair value over cost of net assets acquired, as determined by the independent appraisal, was allocated proportionately to reduce the appraised value of trademarks and acquired internal use software.

     In connection with the Asset Acquisition, the Company originally established $981 of purchase accounting reserves which were subsequently adjusted to $850 as a result of changes in estimates. The $850 of reserves were established for certain planned contract termination costs ($330) and the Company's plan to relocate its distribution facility from Charlotte, North Carolina to Ontario, California in the second quarter of 2002 ($520). The costs included in the reserve related to the relocation of the distribution facility are comprised primarily of lease termination costs and the estimated cost to remove and dispose of fixtures from the Charlotte facility. During 2002, management completed the relocation of its distribution center and utilized the remaining reserve.

     The Predecessor recorded a gain of $36,027 as a result of this transaction which is included in Reorganization Items for the four-month period ended April 30, 2001 (see Note 4).

     The following unaudited pro forma financial information is presented as if the CVEO Asset Acquisition had occurred on January 1, 2001. The pro forma information for the year ended December 31, 2001 includes (i) the historical results of Converse for the eight-month period ended December 31, 2001; and (ii) the historical results of the Predecessor for the four-month period ended April 30, 2001, adjusted to reflect the asset acquisition as of January 1, 2001 and to eliminate CVEO operations and related reorganization and restructuring activities not acquired by Converse. The pro forma results are as follows:

                                                                  PRO FORMA
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
                                                                 (UNAUDITED)
Net revenue.................................................      $149,151
Net income..................................................         5,776
Earnings per common share -- basic..........................      $    .02
Earnings per common share -- diluted........................           .02

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  PURCHASE OF LICENSEE

     In June 2002, the Company purchased certain assets from a former licensee in Canada for $2,095 and incurred acquisition costs of $115. The purchase price allocation is as follows:

Trade accounts receivable...................................  $  779
Inventories.................................................     122
Goodwill....................................................   1,309
                                                              ------
Total acquired net assets...................................  $2,210
                                                              ======

     The excess of the cost of net assets acquired over the fair value of the assets, as estimated by management, was allocated to goodwill.

4.  PREDECESSOR BANKRUPTCY AND REORGANIZATION

  PREDECESSOR BANKRUPTCY

     As described in Note 1, on January 22, 2001, CVEO voluntarily filed for bankruptcy in the U.S. District Court for the District of Delaware (the "Court"). At the petition date, the Court entered orders granting CVEO authority to pay pre-petition and post-petition employee wages and benefits and to pay vendors and other providers in the ordinary course for goods and services received after January 22, 2001. Under the bankruptcy code, actions to collect pre-petition indebtedness from CVEO, as well as most other pending litigation, are stayed and other contractual obligations against CVEO may not be enforced. Absent an order by the Court, substantially all pre-petition liabilities are subject to settlement under the Plan of Reorganization to be voted on by creditors and approved by the Court.

     At the time of the bankruptcy, the Plan of Reorganization proposed to the Court included certain in-process restructuring actions which were implemented by the Predecessor during the four-month period ended April 30, 2001 (see Note
5). These actions included:

     - CVEO completed the sale of its remaining European operations (France, Germany, Scandinavia and the United Kingdom) and simultaneously entered into third-party licensee arrangements with the respective buyers.

     - CVEO terminated 28 corporate employees located at its headquarters office in North Reading, Massachusetts.

     The Plan of Reorganization also included closure of the Predecessor's manufacturing facilities in Lumberton, North Carolina, Mission, Texas and Reynosa, Mexico which was completed on March 22, 2001.

  PREDECESSOR REORGANIZATION ITEMS

     Reorganization items are items of income, expense and gain or loss that were realized or incurred by the Predecessor directly as a result of its decision to reorganize under Chapter 11 of the bankruptcy code. The Predecessor recorded the following reorganization items during the four-month period ended April 30, 2001:

     - Severance costs of $1,183 and retention costs of $318 in relation to the termination of corporate employees and employees associated with the Predecessor's manufacturing facilities.

     - In connection with the closing of the Predecessor's manufacturing facilities, CVEO recorded i) asset impairment charges of $3,510 to write down long-lived assets to their estimated fair value as assets held for sale, ii) write-offs of $1,411 for excess raw materials and work in process inventory at the time of the factory closings, included in cost of sales, and iii) costs of $651 associated with the closure of the manufacturing facilities.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - The Predecessor recorded a further impairment of long-lived assets of $209 for corporate assets and assets held at its Charlotte distribution facility.

     Net reorganization items consisted of the following for the four-month period ended April 30, 2001:

                                                              CVEO CORPORATION
                                                                 FOUR-MONTH
                                                                PERIOD ENDED
                                                               APRIL 30, 2001
                                                              ----------------
Professional fees directly related to the bankruptcy
  filing....................................................      $  4,173
Amortization of debtor-in-possession financing costs........         1,332
Fees related to amendments to pre-petition debt as a result
  of bankruptcy.............................................         1,441
Write-off of deferred financing costs on pre-petition
  debt......................................................         2,309
Employee severance and retention costs......................         1,501
Impairment of fixed assets..................................         3,719
Closure of manufacturing facilities.........................           651
Curtailment gain on pension plan............................        (3,405)
Gain on sale of assets to Footwear Acquisition..............       (36,027)
                                                                  --------
                                                                  $(24,306)
                                                                  ========

     Cash paid for reorganization items during the four-month period ended April 30, 2001 included $1,913 for debt financing fees, $1,719 for professional fees, $651 for manufacturing closure costs and $660 for employee severance and retention.

  PREDECESSOR SUBSEQUENT EVENTS

     Subsequent to April 30, 2001, CVEO began the process of liquidating its remaining assets and settling its remaining liabilities. This process has not yet been completed.

     As required by the Court, CVEO filed with the Court schedules setting forth its assets and its liabilities as shown by CVEO's books and records. Notices were mailed to all known creditors detailing the deadline for filing proofs of claim with the Court by July 8, 2002. Differences between amounts reported by CVEO and claims by creditors will be reconciled and resolved either between the parties or by the Court. Accordingly, the estimate of allowed claims may differ from the amount of eventual settlement.

     On August 8, 2002, CVEO ceased to exist and all remaining assets and liabilities were transferred into a single share of New Common Stock issued to the Creditors Reserve Trust. The Creditors Reserve Trust will perform the final asset distribution in accordance with the Bankruptcy Proceedings.

     As Converse has no legal or operating relationship with CVEO, the ultimate settlement of CVEO liabilities and dissolution of CVEO will have no effect on Converse's financial position or results of operations.

5.  PREDECESSOR RESTRUCTURINGS, ASSET IMPAIRMENTS AND OTHER UNUSUAL ITEMS

  PREDECESSOR RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES

     As a result of the restructuring actions described in Note 4, the Predecessor recorded charges of $2,702 during the four-month period ended April 30, 2001 primarily in connection with the sale of its remaining European operations. These charges primarily included i) asset impairments and ii) the write-off of the remaining cumulative translation adjustments related to these entities.

     Restructuring accruals relating to the termination of college coach contracts totaling $536 were reversed during the four-month period ended April 30, 2001 to adjust the reserve to the amount of estimated allowed claims for these contracts under the Bankruptcy Proceedings. Additionally, $401 of previously recorded

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

international restructuring charges were reversed to income during the four-month period ended April 30, 2001 due to changes in estimated costs upon eventual disposal.

     During the fiscal year ended December 30, 2000, CVEO recorded restructuring and asset impairment charges of $7,071, net of reversals. During the fourth quarter of fiscal 2000, CVEO recorded an impairment loss of $6,680 associated with long-lived assets at corporate, retail stores, and leased manufacturing plants in Mission, Texas and Reynosa, Mexico. The impairment was recognized when the future undiscounted cash flows of each facility were estimated to be insufficient to recover their related carrying values. As such, the carrying values of these assets were written down to fair value based on current appraisal values and other estimates. CVEO also incurred charges for (i) severance related to the termination of 28 employees in its research and development, marketing and distribution functions; and (ii) lease termination costs and the write-off of the cumulative translation adjustment related to the sale of certain European operations. These charges were offset by reversals for changes in estimates for (i) severance related to its 1999 corporate restructuring initiative of $285; (ii) research and development building lease termination costs of $136; and (iii) endorser contract termination costs of $242. CVEO also increased the estimated severance and lease termination costs related to the sale of certain European operations.

     The following table summarizes the activity relating to these initiatives for the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000:


                                             RESEARCH AND
                       CORPORATE EMPLOYEE    DEVELOPMENT                                               WRITE-OFF OF
                       SEVERANCE AND LEASE   BUILDING AND    IMPAIRMENT      CONTRACT      SALE OF      CUMULATIVE
                         TERMINATION AND     RETAIL STORE   OF LONG-LIVED   TERMINATION    EUROPEAN    TRANSLATION
                          RELATED COSTS        CLOSINGS        ASSETS          COSTS      OPERATIONS   ADJUSTMENTS     TOTAL
                       -------------------   ------------   -------------   -----------   ----------   ------------   --------
January 1, 2000
  balance............        $1,135             $ 864          $    --        $1,667       $ 4,007       $    --      $  7,673
2000 restructuring
  accrual............           139                --            6,680            --            --           276         7,095
Changes in
  estimates..........          (285)             (136)              --          (242)          639            --           (24)
Charges/write-offs...          (844)             (717)          (6,680)         (284)       (2,737)         (276)      (11,538)
                             ------             -----          -------        ------       -------       -------      --------
December 30, 2000
  balance............           145                11               --         1,141         1,909            --         3,206
Restructuring accrual
  for the four-month
  period ended April
  30, 2001...........            --                 4               --            --           210         2,488         2,702
Changes in
  estimates..........            --                --               --          (536)         (401)           --          (937)
Charges/write-offs...           (36)              (15)              --            --        (1,327)       (2,488)       (3,866)
                             ------             -----          -------        ------       -------       -------      --------
April 30, 2001
  balance............        $  109             $  --          $    --        $  605       $   391       $    --      $  1,105
                             ======             =====          =======        ======       =======       =======      ========


  PREDECESSOR CURRENT ASSETS IN EXCESS OF REORGANIZATION VALUE

     Prior to November 17, 1994, the Predecessor was a wholly-owned subsidiary of Furniture Brands International, Inc. ("Furniture Brands"). On November 17, 1994, Furniture Brands distributed to the holders of its common stock all outstanding shares of common stock of the Predecessor.

     In 1992, in connection with its reorganization under the bankruptcy code, Furniture Brands and its domestic subsidiaries, including the Predecessor, were required to adopt "fresh-start" reporting in accordance with SOP 90-7. As a result of adopting "fresh-start" reporting, CVEO recorded current assets in excess of reorganization value of approximately $41,553 which was being amortized over 20 years. As a result of the sale of assets to Converse, the unamortized balance of $23,373 was credited to income and is reflected as a component of CVEO's other income for the four-month period ended April 30, 2001.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 PREDECESSOR GAIN ON SALE OF ASSETS

     During the fourth quarter of the fiscal year ended December 30, 2000, the Predecessor sold its corporate headquarters facility for $15,441, resulting in a gain of $14,870 which is recorded in other income.

6.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                                     CONVERSE INC.
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
Machinery and equipment.....................................    $ 1,623         $  144
Computer equipment..........................................      3,853          1,491
Furniture and fixtures......................................        922            449
Building and leasehold improvements.........................      1,286            708
Office equipment............................................        184             --
Construction in progress....................................      6,941            393
                                                                -------         ------
                                                                 14,809          3,185
Accumulated depreciation....................................     (1,201)          (199)
                                                                -------         ------
                                                                $13,608         $2,986
                                                                =======         ======


     Converse depreciates property and equipment based on estimated useful lives as follows: 7 years for machinery and equipment, 3 to 5 years for computer equipment, 10 years for furniture and fixtures and the lesser of the life of the lease or the estimated useful life of the asset for building and leasehold improvements.

     CVEO depreciated property and equipment based on estimated useful lives of 3 to 11 years for machinery and equipment, 7 years for computer equipment, 5 to 8 years for furniture and fixtures and the lesser of the lease or the estimated useful life of the asset for building and leasehold improvements.

7.  ACCRUED EXPENSES

     Accrued expenses consist of the following:


                                                                     CONVERSE INC.
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
Payroll and fringe benefits.................................     $1,874         $1,053
Professional services.......................................        640            350
Advertising and promotion...................................        232            413
Purchase accounting reserves................................         --            957
Accrued transaction costs...................................         --            518
Other.......................................................        815            377
                                                                 ------         ------
                                                                 $3,561         $3,668
                                                                 ======         ======

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  DEBT

  CONVERSE CREDIT FACILITY

     On April 30, 2001, Converse entered into a $50,000 secured credit agreement (the "Credit Facility") with a bank for revolving loans and letters of credit. The Credit Facility is collateralized by substantially all of the assets of the Company. The amount available under the Credit Facility is limited by a borrowing base formula defined in the Credit Facility. In addition, the amount of outstanding letters of credit shall not exceed $20,000. Revolving loans are limited by the Credit Facility's maximum availability less any amounts outstanding for letters of credit.

     The Credit Facility expires on April 30, 2004. Borrowings outstanding on the Credit Facility bear interest either at the Prime Lending Rate plus .75% per annum or the Eurodollar Rate plus 2.75% per annum. Interest is payable monthly in arrears on the first day of each calendar month.

     On April 23, 2002, the Company entered into Amendment No. 1 to the Credit Facility (the "Amendment"). The Amendment increased the Credit Facility to $85,000 and made certain adjustments to the borrowing base formula. Interest rates were adjusted to bear interest either at the Prime Lending Rate plus .50% per annum or the Eurodollar Rate plus 2.50% per annum.


     The Credit Facility contains certain covenants, which among other things, requires the Company to maintain a minimum specified adjusted net worth of $38,000 at March 31, 2003 and December 31, 2002. The Credit Facility allows the net worth requirement amount to be reduced, on a dollar-for-dollar basis, by the amount of any preferred stock redemptions and dividend payments. The Company was in compliance with these covenants at December 31, 2002 and December 31, 2001.


     The Credit Facility contains customary ongoing fees including an unused line fee at a rate of .50% per annum for the unutilized portion of the Credit Facility. The Company is also obligated to pay an annual servicing fee of $60. In conjunction with the issuance of the Credit Facility and the Amendment, the Company capitalized debt issuance costs of $885 and $450, respectively, which are being amortized over the term of the Credit Facility.


     At March 31, 2003, December 31, 2002 and December 31, 2001 the borrowing base was $60,061 (unaudited), $47,146 and $26,605, respectively. At March 31, 2003, December 31, 2002 and December 31, 2001 there was $26,118 (unaudited), $13,907 and $0, respectively of revolving loans outstanding under the Credit Facility and $7,979 (unaudited), $10,187 and $7,923, respectively of letters of credit outstanding. Accordingly, $25,964 (unaudited), $23,052 and $18,682 of the maximum available borrowing base remained unutilized at March 31, 2003, December 31, 2002 and December 31, 2001, respectively.


 PREDECESSOR DEBT

     Predecessor debt at December 30, 2000 consisted of a domestic credit facility, international credit facilities, senior secured notes and convertible secured notes:

 Credit Facility and Debtor-in-Possession Financing

     At December 30, 2000, CVEO was in default of certain covenants contained in its credit facility which had an outstanding balance of $47,824.

     In connection with the Bankruptcy Proceedings, CVEO entered into a DIP Facility, dated as of January 22, 2001, with a syndicated group of participating lenders. The proceeds of the $68,800 DIP Facility were used to pay pre-petition credit facility obligations and to fund other working capital and general corporate needs from January 22, 2001 through April 30, 2001.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The total revolving loans and banker acceptances outstanding under the DIP Facility were fully secured by first priority liens on substantially all of CVEO's U.S. assets and, accordingly, were paid in full on April 30, 2001 with the proceeds from the sale of assets to Footwear Acquisition.

     Revolving loans under the DIP Facility bore interest either at the Prime Lending Rate (as defined therein) plus one and one-half percent (1.50%) per annum or at the Adjusted LIBOR Rate (as defined therein) plus a margin of three and one-half percent (3.50%). As this obligation was not subject to compromise in connection with the Bankruptcy Proceedings, CVEO continued to accrue interest on this obligation subsequent to January 22, 2001 in accordance with SOP 90-7. The unused line fee for this facility was .5%. The terms of the credit facility were the same as the DIP Facility.

     In conjunction with the DIP Facility, CVEO paid fees of $1,332. These fees were capitalized and fully amortized during the four-month period ended April 30, 2001.

 International Credit Facilities

     At December 30, 2000, the Predecessor maintained asset-based financing arrangements in certain European countries. In general, these financing arrangements allowed the Predecessor's international operations to borrow against varying percentages of eligible customer receivable balances based on pre-established credit lines, along with varying percentages of inventory, as defined. Interest was payable at the respective lender's base rate plus 1.5% (varying by country from 4.25% to 9.25% at December 30, 2000). As of January 1, 2001 all remaining operations in Europe (France, United Kingdom, Scandinavia and Germany) were sold. Accordingly, all outstanding debt in connection with these European asset-based financing arrangements was repaid during the four-month period ended April 30, 2001.

 Senior Secured Notes

     In September 1998, CVEO issued $28,643 aggregate principal amount of 15% Senior Secured Notes (the "Secured Notes") due September 16, 2000 (the "Initial Maturity Date"). Interest on the Secured Notes was payable quarterly in arrears. The Secured Notes were issued in two series: Series A in the aggregate principal amount of $24,858 (the "Series A Secured Notes") and Series B in the aggregate principal amount of $3,785 (the "Series B Secured Notes").

     The Secured Notes required compliance with customary affirmative and negative covenants, including certain financial covenants. At December 30, 2000, CVEO was in default of certain of these covenants. On January 22, 2001, CVEO entered into the Fifth Supplement to Note Purchase Agreements (the "Fifth Supplement") whereby consent and approval of the holders of the Secured Notes was obtained to enter into the DIP Facility. In connection with this Fifth Supplement, the following transaction fees were paid: i) a payment in kind, in lieu of cash, of 3% of the outstanding principal amount of the Secured Notes by increasing the outstanding principal amount from $28,643 to $29,501, and ii) 1.0% of the outstanding principal amount, or $286. Also effective January 22, 2001, under the Fifth Supplement, interest accrued at the rate of 18% per annum on the unpaid principal amount of the Secured Notes; 15% per annum payable monthly in arrears and 3% per annum payable at the time of final payment of the principal balance outstanding under the Secured Notes. The above fees are recorded in Reorganization Items for the four-month period ended April 30, 2001.

     The Series A Secured Notes carried a second priority perfected lien on substantially all the U.S. assets of CVEO. The Series B Secured Notes carried a third priority perfected lien on substantially all the U.S. assets CVEO. On May 10, 2001, the Court approved a stipulation and order providing for payment of 80% of the outstanding principle and accrued interest of the Secured Notes with the proceeds of the sale of assets to Footwear Acquisition and creation of a holdback account with the remaining 20% of outstanding principal and accrued interest. On November 30, 2001, the Court approved the payout of the holdback account to the noteholders with the exception of a settlement amount of $300 which was returned to CVEO.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Convertible Subordinated Notes

     On May 21, 1997, CVEO completed the sale of $80,000 of Convertible Notes due June 1, 2004 of which $74,265 remained outstanding as of December 30, 2000. The Convertible Notes were subordinated to all existing and future Senior Indebtedness (as defined therein). CVEO did not make semi-annual interest payments due since June 1, 2000 with respect to the Convertible Notes. The interest payments remained outstanding and constituted an Event of Default under the related indenture. This default was stayed as part of the Bankruptcy Proceedings. Interest has not been accrued on the Convertible Notes during the period from January 22, 2001 through April 30, 2001 in accordance with SOP 90-7.

  Debt Issuance Fees

     CVEO had unamortized deferred debt issuance fees of $2,309 recorded at January 22, 2001 related to the pre-petition credit facility, the Senior Secured Notes and the Convertible Notes. As the carrying value of the debt exceeded the allowed claims under the bankruptcy rules, the unamortized debt issuance fees were written off as Reorganization Items in the four-month period ended April 30, 2001 in accordance with SOP 90-7.

  Interest Expense

     CVEO's interest expense for the four-month period ended April 30, 2001 includes normal contractual interest on outstanding obligations through the petition date of January 22, 2001. Subsequent to the petition date, interest was not accrued on unsecured pre-petition debt in accordance with SOP 90-7. Contractual interest expense not accrued or recorded on pre-petition debt totaled $1,408 from the bankruptcy date through April 30, 2001.

9.  INCOME TAXES

     The components of income (loss) before income tax expense (benefit) consist of the following:

                                    CONVERSE INC.                           CVEO CORPORATION
                       ----------------------------------------   -------------------------------------
                              YEAR              EIGHT-MONTH          FOUR-MONTH          FISCAL YEAR
                              ENDED             PERIOD ENDED        PERIOD ENDED            ENDED
                          DECEMBER 31,          DECEMBER 31,          APRIL 30,         DECEMBER 30,
                              2002                  2001                2001                2000
                       -------------------   ------------------   -----------------   -----------------
Domestic.............        $26,410               $8,320              $45,139            $(16,742)
Foreign..............          4,110                 (247)                (896)             (7,480)
                             -------               ------              -------            --------
                             $30,520               $8,073              $44,243            $(24,222)
                             =======               ======              =======            ========

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Income tax expense (benefit) consists of the following:

                                    CONVERSE INC.                           CVEO CORPORATION
                       ----------------------------------------   -------------------------------------
                           YEAR ENDED        EIGHT-MONTH PERIOD   FOUR-MONTH PERIOD   FISCAL YEAR ENDED
                          DECEMBER 31,             ENDED           ENDED APRIL 30,      DECEMBER 30,
                              2002           DECEMBER 31, 2001          2001                2000
                       -------------------   ------------------   -----------------   -----------------
Current:
  Federal............        $ 9,095               $3,164              $(3,202)           $     --
  State..............          3,001                1,077                   --                 383
  Foreign............          1,354                  668                  476               1,593
                             -------               ------              -------            --------
  Total current
     provision.......         13,450                4,909               (2,726)              1,976
                             -------               ------              -------            --------
Deferred:
  Federal............         (1,318)              (1,025)                  --               1,312
  State..............           (243)                (172)                  --                 (65)
  Foreign............             39                  (39)                  --                  --
                             -------               ------              -------            --------
  Total deferred
     provision.......         (1,522)              (1,236)                  --               1,247
                             -------               ------              -------            --------
Income tax expense
  (benefit)..........        $11,928               $3,673              $(2,726)           $  3,223
                             =======               ======              =======            ========

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Income tax expense (benefit) computed at the federal statutory rate differs from amounts provided as follows:

                                    CONVERSE INC.                           CVEO CORPORATION
                       ----------------------------------------   -------------------------------------
                                                EIGHT-MONTH          FOUR-MONTH          FISCAL YEAR
                           YEAR ENDED           PERIOD ENDED        PERIOD ENDED            ENDED
                          DECEMBER 31,          DECEMBER 31,          APRIL 30,         DECEMBER 30,
                              2002                  2001                2001                2000
                       -------------------   ------------------   -----------------   -----------------
Federal tax at
  statutory rate.....         35.0%                 35.0%                35.0%              (35.0)%
State taxes, net of
  federal tax
  effect.............          5.6                   6.5                  1.5                (1.2)
Nondeductible
  compensation
  expenses...........           --                   2.7                   --                  --
Foreign rate
  differential.......         (4.9)                   --                   --                  --
Foreign withholding
  taxes..............          4.2                   8.3                   --                 4.0
Federal benefit of
  foreign tax
  credits............         (4.2)                 (8.3)                  --                  --
Asset in excess of
  reorganization
  value reversal.....           --                    --                (16.9)                 --
Nondeductible fixed
  asset impairment...           --                    --                   --                 9.7
Valuation
  allowance..........           --                    --                (17.6)               37.5
Tax reserve
  reversal...........           --                    --                 (8.8)                 --
Other................          3.4                   1.3                  0.6                (1.7)
                              ----                  ----                -----               -----
Effective income tax
  (benefit) rate.....         39.1%                 45.5%                (6.2)%              13.3%
                              ====                  ====                =====               =====

     At December 31, 2002 and December 31, 2001 domestic income tax expense has not been recorded on foreign earnings that are deemed to be permanently reinvested.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes reflect the effect of temporary differences between the tax basis of assets and liabilities and the reported amounts of assets and liabilities for financial reporting purposes net of any valuation allowance. Deferred tax assets and liabilities consist of the following:

                                                                          CONVERSE INC.
                                                              -------------------------------------
                                                                DECEMBER 31,        DECEMBER 31,
                                                                    2002                2001
                                                              -----------------   -----------------
Deferred tax assets:
  Receivable and inventory reserves.........................       $3,107              $1,009
  Amortization of intangible assets.........................           --                  97
  Accrued expenses..........................................           --                 115
  Other.....................................................          266                  39
                                                                   ------              ------
  Total deferred tax assets.................................        3,373               1,260
                                                                   ------              ------
Deferred tax liabilities:
  Depreciation..............................................         (165)                (24)
  Amortization of intangible assets.........................         (278)                 --
                                                                   ------              ------
  Total deferred tax liabilities............................         (443)                (24)
                                                                   ------              ------
  Net deferred tax assets...................................       $2,930              $1,236
                                                                   ======              ======

     At December 31, 2002, the deferred tax assets are all current assets. At December 31, 2001, the deferred tax assets are comprised of $1,163 of current assets and $97 of long-term assets, which are presented in other assets, net of a long-term deferred tax liability of $24.


     At December 31, 2002 and December 31, 2001, a valuation allowance has not been provided for Converse's deferred tax assets since management believes it is more likely than not that the Company will fully realize the benefits of such assets.


     The Predecessor had a full valuation allowance against its deferred tax assets due to its financial conditions and results of operations. This valuation allowance included $9,076 which was recorded in the fiscal year ended December 30, 2000.

     During the four-month period ended April 30, 2001, the Predecessor recorded a $3,903 tax benefit related to a reduction in tax reserves. This benefit resulted from favorable developments and revised estimates of settlements of various tax issues.

     At the date of the asset sale to Footwear Acquisition in April 2001, the Predecessor had operating loss carryforwards of $161,820, which would have expired between the years 2009 and 2020. Converse did not acquire any tax assets or liabilities from the Predecessor.

10.  PREFERRED STOCK


     At December 31, 2002 and December 31, 2001, the Company had 900,000 shares of Series A Preferred Stock designated (which may be increased as may be necessary for the Company to satisfy any obligation it may incur to pay dividends in kind) and 404,960 shares outstanding. The Series A Preferred Stock has a par value of $.01 per share and a stated value of $100.00 per share. The holders of the Series A Preferred Stock are entitled to cumulative dividends at an annual rate of 11.1% compounded quarterly and payable annually on the last day of April, commencing in April 2002. Dividends are payable either in cash or in kind at the option of the Company. Dividends paid in kind would be paid at a ratio of .24795 shares of Series A Preferred Stock to 2.775 shares of common stock for each $1 of stated value. The preferred stockholders have liquidation preferences and certain voting rights.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The Company has the right, but not the obligation, to redeem shares of the Series A Preferred Stock at the stated amount plus any accrued but unpaid dividends. On August 17, 2001, the Board approved the redemption of 116,200 shares of outstanding Series A Preferred Stock for a total of $11,620. These shares were redeemed in the third quarter of 2001. The Company had cumulative undeclared dividends on Preferred Stock that were unaccrued totaling $4,279 at March 31, 2003 and $3,070 at December 31, 2002 and December 31, 2001.


11.  COMMON STOCK AND STOCK OPTIONS

  Converse Common Stock and Stock Options


     At March 31, 2003, December 31, 2002 and December 31, 2001, the common stock of the Company is owned by a private equity investment fund (55%), Infinity Associates LLC ("Infinity Associates"), an entity 50% owned by the Chairman of the Company (22%), and other strategic investors some of whose affiliates are suppliers of the Company (see Note 15).


  Stockholder Note

     In connection with the purchase of 2,000,000 shares by Infinity Associates on April 30, 2001, the Company received a recourse note for $2,000. The principal is due on April 30, 2006. Interest accrues on the unpaid balance at the rate of 4.68% per year. Payments of interest on the note are to be made in cash on a quarterly basis in arrears. The note is prepayable and is shown as a reduction of stockholders' equity. The stated interest rate is a below fair market rate and, therefore, the Company records compensation expense related to the financial benefit derived by the stockholder from this lower rate.

     On November 15, 2001, the Company and Infinity Associates amended the stockholder note to make the note full recourse to both the assets of Infinity Associates and the personal assets of the owners of Infinity Associates. Based on an independent appraisal, the Company recorded compensation expense of $631 related to the appreciation in the value of the shares owned by Infinity Associates from April 30, 2001 to November 15, 2001.


  Converse 2001 Stock Plan



     The Company's 2001 Stock Plan provides for options to purchase common stock of up to an aggregate of 1,750,000 shares (increased from 1,200,000 shares as of December 31, 2001). The plan expires ten years from the date of the most recent Board of Directors' (the "Board") approval of an increase in the number of shares reserved for issuance under the plan, currently December 9, 2012. Stock options under this plan may be granted to employees, directors and consultants at an option price not less than the fair market value of the Company's common stock at the date of grant for incentive stock options or at the exercise price determined by the Board for nonstatutory stock options. Options under the plan generally vest over four years with 25% of the shares vesting twelve months after the grant date and 1/36 of the balance of the shares vesting each month thereafter, although 205,000 options vested immediately. Certain options granted to executives include a provision which accelerates the normal vesting schedule by one year in the event of an initial public offering. Upon an initial public offering, 278,500 of these options will vest. The options under the plan generally expire ten years from the date of grant. During the three-month period ended March 31, 2003, the Company issued 19,000 options and during the year ended December 31, 2002, the Company issued 670,300 options and sold 50,000 shares at below fair market value resulting in total compensation expense of $2,780 which is being recognized as expense as the options vest or at the time the shares were sold.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 PREDECESSOR STOCK PLANS

     The Predecessor had both an employee and a non-employee director stock plan. Additionally the Predecessor had a restricted stock plan. Stock granted under the restricted stock plan had no exercise price and, accordingly, a compensation charge was recorded as these shares vested over 3 years. The Predecessor also had an employee stock purchase plan in which employees could invest up to $10 per year. The purchase price of the shares was equal to 85% of the lower of the fair market value of the stock as of the first or last trading day of each purchase period.

     A summary of activity in the Converse and Predecessor stock plans is as follows (per share amounts in dollars):


                                                                                         WEIGHTED
                                                                           RANGE OF      AVERAGE
                                                             NUMBER        EXERCISE      EXERCISE
                                                           OF OPTIONS       PRICE         PRICE
                                                           ----------   --------------   --------
CVEO CORPORATION
---------------------------------------------------------
Outstanding at January 1, 2000...........................  1,961,550    $3.69 - $26.88    $6.33
  Granted................................................    297,500    $ .66 - $ 1.63     0.69
  Canceled...............................................   (801,000)   $ .66 - $23.00     6.46
                                                           ---------
Outstanding at December 30, 2000.........................  1,458,050    $ .66 - $26.88     5.11
  Canceled...............................................    (74,200)   $ .66 - $ 7.50     1.36
                                                           ---------
Outstanding at April 30, 2001............................  1,383,850    $ .66 - $26.88     5.31
                                                           =========
-------------------------------------------------------------------------------------------------
CONVERSE INC.
---------------------------------------------------------
Outstanding at May 1, 2001...............................         --          --             --
  Granted................................................  1,030,300        $1.00         $1.00
                                                           ---------
Outstanding at December 31, 2001.........................  1,030,300        $1.00          1.00
  Granted................................................    712,800    $1.00 - $ 7.60     4.47
  Canceled...............................................    (44,574)   $1.00 - $ 1.30     1.14
  Exercised..............................................    (70,000)   $1.30 - $ 7.60     3.10
                                                           ---------
Outstanding at December 31, 2002.........................  1,628,526    $1.00 - $ 7.60     2.43
  Granted................................................     19,000    $7.60 - $13.50     7.76
  Canceled...............................................    (30,284)   $1.00 - $ 7.60     4.35
  Exercised..............................................        (26)       $1.00          1.00
                                                           ---------
Outstanding at March 31, 2003 (unaudited)................  1,617,216    $1.00 - $13.50     2.45
                                                           =========
Available to grant at March 31, 2003 (unaudited).........     62,508



                        OPTIONS       WEIGHTED AVERAGE      OPTIONS
                     OUTSTANDING AT      REMAINING       EXERCISABLE AT
    EXERCISE PRICE   MARCH 31, 2003   CONTRACTUAL LIFE   MARCH 31, 2003
    --------------   --------------   ----------------   --------------
                      (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
        $ 1.00         1,016,866         8.42 years         541,384
        $ 1.30           256,350         9.26 years              --
        $ 7.60           343,500         9.64 years          80,000
        $13.50               500        10.00 years              --
                       ---------                            -------
                       1,617,216                            621,384
                       =========                            =======

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

12.  EARNINGS (LOSS) PER COMMON SHARE
     (shares in thousands)

                                                                           CONVERSE INC.
                                                              ---------------------------------------
                                                                        FOR THE YEAR ENDED
                                                                         DECEMBER 31, 2002
                                                              ---------------------------------------
                                                                INCOME         SHARES       PER SHARE
                                                              (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                              -----------   -------------   ---------
Net income (loss)...........................................    $18,592

Less: preferred dividends...................................     (4,685)
                                                                -------

BASIC EPS...................................................     13,907         8,964         $1.55

EFFECT OF DILUTIVE SECURITIES

Stock options...............................................         --           367
                                                                -------         -----

DILUTED EPS.................................................    $13,907         9,331         $1.49
                                                                =======         =====

                                                                           CONVERSE INC.
                                                              ---------------------------------------
                                                                 FOR THE EIGHT-MONTH PERIOD ENDED
                                                                         DECEMBER 31, 2001
                                                              ---------------------------------------
                                                                INCOME         SHARES       PER SHARE
                                                              (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                              -----------   -------------   ---------
Net income (loss)...........................................    $ 4,400
Less: preferred dividends...................................     (3,470)
                                                                -------
BASIC EPS...................................................        930         8,902         $0.10
EFFECT OF DILUTIVE SECURITIES
Stock options...............................................         --            --
                                                                -------         -----
DILUTED EPS.................................................    $   930         8,902         $0.10
                                                                =======         =====

                                                                         CVEO CORPORATION
                                                              ---------------------------------------
                                                                  FOR THE FOUR-MONTH PERIOD ENDED
                                                                          APRIL 30, 2001
                                                              ---------------------------------------
                                                                INCOME         SHARES       PER SHARE
                                                              (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                              -----------   -------------   ---------
Net income (loss)...........................................    $46,969
Less: preferred dividends...................................         --
                                                                -------
BASIC EPS...................................................     46,969        17,544         $2.68
EFFECT OF DILUTIVE SECURITIES
Stock options...............................................         --            --
                                                                -------        ------
DILUTED EPS.................................................    $46,969        17,544         $2.68
                                                                =======        ======

                                                                          CVEO CORPORATION
                                                              -----------------------------------------
                                                                      FOR THE FISCAL YEAR ENDED
                                                                          DECEMBER 30, 2000
                                                              -----------------------------------------
                                                              INCOME (LOSS)      SHARES       PER SHARE
                                                               (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                              -------------   -------------   ---------
Net income (loss)...........................................    $(27,445)
Less: preferred dividends...................................          --
                                                                --------
BASIC EPS...................................................     (27,445)        17,515        $(1.57)
EFFECT OF DILUTIVE SECURITIES
Stock options...............................................          --             --
                                                                --------         ------
DILUTED EPS.................................................    $(27,445)        17,515        $(1.57)
                                                                ========         ======

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION

13.  EMPLOYEE BENEFIT PLANS

  CONVERSE EMPLOYEE BENEFIT PLANS

     Effective March 1, 2002, the Company established a 401(k) Savings Plan. The Company contributes to the plan with a matching contribution of 100% of the first 3% contributed and 50% of the next 2% contributed. The total cost of the employer contributions was $352 for the year ended December 31, 2002.

  PREDECESSOR EMPLOYEE BENEFIT PLANS

     CVEO sponsored retirement plans covering substantially all domestic employees. CVEO had a defined benefit pension plan in addition to other retirement plans and benefits. The annual cost for the defined benefit plan was determined using the projected unit credit actuarial cost method which included significant actuarial assumptions and estimates. Prior service cost was amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  Defined Benefit Pension Plan

     CVEO had a noncontributory defined benefit pension plan (the "CVEO Pension Plan") covering substantially all salaried employees at its domestic operations. Retirement benefits generally were based on years of service and final average compensation with employees becoming vested upon completion of five years of service. The plan was funded by Company contributions to trust funds that were held for the sole benefit of the employees. It was CVEO's practice to fund pension costs to the extent that such costs were tax deductible and in accordance with ERISA. The assets of the plan were primarily comprised of equity securities and fixed income investments.

  Supplemental Pension Plans

     The CVEO Supplemental Executive Retirement Plan (the "CVEO SERP") was a nonqualified supplemental pension plan which was offered to certain executives. Eligibility was determined by the Board of Directors. The purpose of the plan was to restore benefits that the CVEO Pension Plan would otherwise have generated except for the limits imposed by the Internal Revenue Code sections 415 and 401(1). These provisions limit the maximum benefits payable from a qualified plan and the amount of compensation used to calculate the benefit. Participants did not vest in the CVEO SERP until normal retirement (age 65 and at least 5 years of service).

     The Executive Benefit Plan (the "CVEO EBP") was a nonqualified supplemental pension plan which was offered to certain executives. Eligibility was determined by the Board of Directors. The CVEO EBP consisted of split-dollar life insurance (paid for and owned by the Company) and a retirement income supplement. The split dollar benefit provided active service death benefits, which, at retirement could be converted to a ten-year retirement income supplement or to a paid-up retirement life insurance policy owned by the employee. Participants were not eligible to receive benefits unless they actively retire from CVEO (age 55 with at least 5 years of service).

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Aggregated financial information, including the CVEO Pension Plan, the CVEO SERP and the CVEO EBP is shown in the following table:

                                                                    CVEO CORPORATION
                                                              ----------------------------
                                                               FOUR-MONTH     FISCAL YEAR
                                                              PERIOD ENDED       ENDED
                                                               APRIL 30,      DECEMBER 30,
                                                                  2001            2000
                                                              ------------    ------------
Change in benefit obligation:
  Benefit obligation at beginning of period.................    $ 55,787        $ 54,794
  Service cost..............................................         371           1,330
  Interest cost.............................................       1,357           4,212
  Curtailment gains.........................................      (3,405)         (1,145)
  Actuarial gains...........................................          --            (502)
  Benefits paid.............................................        (903)         (2,902)
                                                                --------        --------
  Benefit obligation at end of period.......................    $ 53,207        $ 55,787
                                                                --------        --------
Change in plan assets:
  Fair value of plan assets at beginning of period..........    $ 73,347        $ 70,907
  Actual return on plan assets..............................      (4,041)          5,173
  Employer contributions....................................          24             169
  Benefits paid.............................................        (903)         (2,902)
                                                                --------        --------
  Fair value of plan assets at end of period................    $ 68,427        $ 73,347
                                                                --------        --------
Reconciliation of funded status:
  Benefit obligation at end of period.......................    $(53,207)       $(55,787)
  Fair value of plan assets at end of period................      68,427          73,347
                                                                --------        --------
  Funded status at end of period............................      15,220          17,560
  Unrecognized prior service cost...........................           5             (29)
  Unrecognized net actuarial gain...........................      (5,583)        (12,015)
                                                                --------        --------
  Prepaid benefit cost......................................    $  9,642        $  5,516
                                                                --------        --------
Weighted average assumptions:
  Discount rate.............................................        7.50%           7.50%
  Expected return on plan assets............................        9.50%           9.50%
  Rate of compensation increase.............................        4.75%           4.75%
Components of net periodic benefit cost (income):
  Service cost..............................................    $    371        $  1,330
  Interest cost.............................................       1,357           4,212
  Expected return on plan assets............................      (2,281)         (6,855)
  Amortization of prior service costs.......................          (2)             (3)
  Amortization of actuarial loss............................        (108)           (603)
  Curtailment gains.........................................      (3,405)         (1,145)
                                                                --------        --------
  Net periodic benefit cost (income)........................    $ (4,068)       $ (3,064)
                                                                ========        ========

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate fair value of plan assets for the CVEO Pension Plan of $73,347 exceeded the aggregate benefit obligation of $54,370 at December 30, 2000. The CVEO SERP and CVEO EBP, with an aggregate benefit obligation of $1,417, were unfunded.

     During the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, CVEO recorded curtailment gains of $3,405 and $1,145, respectively, resulting from employee reductions. Subsequent to April 30, 2001, significant employee reductions occurred resulting in further curtailments to CVEO's benefits plans. On July 1, 2001, all benefit obligations under the plans were frozen.

     The CVEO Pension Plan is scheduled to be terminated. The plan benefit obligations were settled subsequent to April 30, 2001 through the purchase of annuity contracts for the benefit of plan participants. With respect to the CVEO SERP and CVEO EBP liabilities, total allowed claims of $930 have been estimated by CVEO. Any remaining pension plan assets will be distributed in the Bankruptcy Proceedings.

  Other Retirement Plans and Benefits

     CVEO had a noncontributory defined contribution plan covering all hourly employees with at least one year of service at its domestic manufacturing and warehouse facilities. Contributions under this plan were fixed at $0.41 per hour of service with a maximum contribution based on 2,000 hours per employee. The defined contribution expense was $110 and $406 for the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, respectively.

     CVEO also sponsored a savings plan. The total cost of this plan was $89 and $326 for the four-month period ended April 30, 2001 and the fiscal year ended December 30, 2000, respectively.

14.  COMMITMENTS AND CONTINGENCIES

  LEASE COMMITMENTS

     The Company leases office and warehouse space under lease agreements expiring between 2003 and 2008. The Company also leases certain computer equipment under lease agreements that expire in 2003.


     The future minimum rental payments under all noncancelable operating leases for the five years subsequent to the periods presented consist of the following:



                                                         MARCH 31, 2003     DECEMBER 31, 2002
                                                        -----------------   -----------------
2003..................................................       $ 2,649             $ 3,472
2004..................................................         3,757               3,172
2005..................................................         3,978               3,298
2006..................................................         3,954               2,869
2007..................................................         3,878               2,003
Thereafter............................................         1,926                 676
                                                             -------             -------
                                                             $20,142             $15,490
                                                             =======             =======



     Future minimum rental payments disclosed above for March 31, 2003 reflect remaining commitments for the year ended December 31, 2003 and full year commitments for all years thereafter.



     Rent expense for Converse amounted to $3,410 and $1,300 for the year ended December 31, 2002 and the eight-month period ended December 31, 2001, respectively.


     Rent expense for the Predecessor amounted to $1,784 for the four-month period ended April 30, 2001 and $5,288 for the fiscal year ended December 30, 2000.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS AND CONTINGENCIES


     The Company has entered into certain software license and maintenance contracts expiring between 2003 and 2005. The aggregate future minimum commitments from such contracts are $1,826 and $1,491 at December 31, 2002 and December 31, 2001, respectively.



     The Company has also entered into certain endorsement contracts with pro athletes, who have agreed to represent the Converse brand by wearing its products and supporting its marketing program. These contracts expire between 2003 and 2006 and the aggregate future payments as of December 31, 2002 and December 31, 2001 are $733 and $0, respectively.



     The Company had firm purchase commitments for Converse footwear products with several of its foreign suppliers in the amount of $26,237 as of December 31, 2002 and $12,238 as of December 31, 2001, including $10,187 and $7,923, of commitments for which letters of credit were outstanding (see Note 8).



     The Company may become a defendant in legal proceedings in the ordinary course of business. At December 31, 2002 and December 31, 2001, there were no outstanding matters which would have a material effect on the Company's financial position, its results of operations, or its cash flows.


15.  RELATED PARTIES


     On April 30, 2001, the Company entered into a management agreement with Infinity Associates to provide for management services through April 30, 2005. Fees under the agreement were $500 per year, payable quarterly in arrears. In December 2002, the management agreement was amended to provide for a management fee of $375 per year for two years, subject to one year renewal periods upon mutual agreement.



     The Company also purchases inventory from suppliers who are affiliated with certain stockholders of the Company. Inventory purchases from these suppliers amounted to $58,221 for the year ended December 31, 2002 and $42,799 for the eight-month period ended December 31, 2001. Consulting services of $697 were also provided to these suppliers (see Note 2).


     CVEO had a consulting agreement with Apollo Advisors, L.P., an affiliate of the owners of 32% of its outstanding common stock, pursuant to which Apollo Advisors, L.P. provided corporate advisory, financial and other consulting services to CVEO. Fees under the agreement were payable at an annual rate of $500 plus out-of-pocket expenses.

16.  SEGMENT AND RELATED INFORMATION

     Converse designs, distributes and markets footwear and apparel products to North American wholesale customers and international licensees. All products are sourced through Far East suppliers and share similar distribution methods and are marketed and sold to a similar type of customer. Operating results are assessed on an aggregate basis to make decisions about resources to be allocated.

     As such, under FASB Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company has one reportable segment for financial statement purposes.

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net revenues to external customers by geographic area are summarized below:


                                            CONVERSE INC.               CVEO CORPORATION
                                     ---------------------------   ---------------------------
                                                    EIGHT-MONTH     FOUR-MONTH    FISCAL YEAR
                                      YEAR ENDED    PERIOD ENDED   PERIOD ENDED      ENDED
                                     DECEMBER 31,   DECEMBER 31,    APRIL 30,     DECEMBER 30,
                                         2002           2001           2001           2000
                                     ------------   ------------   ------------   ------------
United States......................    $182,129       $88,405        $65,596        $147,806
Other countries....................      23,199         9,700          5,759          77,551
                                       --------       -------        -------        --------
Total..............................    $205,328       $98,105        $71,355        $225,357
                                       ========       =======        =======        ========


     For Converse, no individual country other than the United States accounted for more than 10% of consolidated net revenue or assets for the year ended December 31, 2002 or the eight-month period ended December 31, 2001.


     For the Predecessor, net revenue by geographic region was as follows for the Predecessor periods presented:


                                                                   CVEO CORPORATION
                                                              ---------------------------
                                                               FOUR-MONTH    FISCAL YEAR
                                                              PERIOD ENDED      ENDED
                                                               APRIL 30,     DECEMBER 30,
                                                                  2001           2000
                                                              ------------   ------------
NET REVENUE
  United States.............................................    $65,596        $147,806
  Europe, Middle East, Africa...............................      2,460          35,886
  Asia Pacific..............................................      2,933          35,610
  Americas..................................................        366           6,055
                                                                -------        --------
  Total.....................................................    $71,355        $225,357
                                                                =======        ========

17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited financial data for each of the last eight quarters. The operating results for any quarter are not necessarily indicative of results for any future period.


                                              CONVERSE INC.
                                              -------------
                                                  FIRST
                                                 QUARTER
                                              -------------
THREE MONTHS ENDED MARCH 31, 2003:
  Net revenue...............................     $66,822
  Gross profit..............................      30,187
  Net income................................       8,629
  Diluted earnings (loss) per share.........     $  0.77

              CONVERSE INC. AND ITS PREDECESSOR, CVEO CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                             CONVERSE INC.
                                                 -------------------------------------
                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                 -------   -------   -------   -------
YEAR ENDED DECEMBER 31, 2002:
  Net revenue.................................   $49,590   $51,484   $59,370   $44,884
  Gross profit................................    20,817    21,586    27,367    18,451
  Net income..................................     5,767     4,003     7,689     1,133
  Diluted earnings (loss) per share...........   $  0.51   $  0.32   $  0.73   $ (0.01)



                                          CONVERSE INC.                   CVEO CORPORATION
                                ----------------------------------   --------------------------
                                 PERIOD FROM                                     PERIOD FROM
                                MAY 1, 2001 TO    THIRD    FOURTH     FIRST    APRIL 1, 2001 TO
                                JUNE 30, 2001    QUARTER   QUARTER   QUARTER    APRIL 30, 2001
                                --------------   -------   -------   -------   ----------------
FISCAL YEAR ENDED DECEMBER
  31, 2001:
  Net revenue................      $27,631       $42,497   $27,977   $53,862       $17,493
  Gross profit...............        7,990        15,063    10,736    13,709         6,406
  Net income (loss)..........        1,800         3,026      (426)   (4,181)       51,150
  Diluted earnings (loss) per
     share...................      $  0.09       $  0.19   $ (0.18)  $  (.24)      $  2.92



18.  SUBSEQUENT EVENT (UNAUDITED)



     On May 8, 2003, the Company amended its Credit Facility to increase the maximum credit allowed under the Credit Facility to $125,000 and make certain adjustments to the borrowing base formula. In addition, interest rates under the Credit Facility were adjusted to bear interest either at the Prime Lending Rate or the Eurodollar Rate plus 2.25% per annum. The adjusted net worth requirement as defined in the Credit Facility was also amended to $60,000 from May 8, 2003 through June 29, 2003, $65,000 from June 30, 2003 through December 30, 2003, $70,000 from December 31, 2003 through December 30, 2004, and $80,000 from December 31, 2004 and at all times thereafter. The Amendment also increased the minimum availability requirement from $5,000 to $7,500. In conjunction with the amendment the Company incurred $850 of debt issuance costs.

                             DESCRIPTION OF ARTWORK

                              BACK COVER GRAPHICS

     Inside back cover:

     The third and last grid mosaic emphasizes the sports classics category through the use of twenty color photographs of sports classic footwear, including the Chuck Taylor All Star and the Jack Purcell. Also featured is a black and white photo of champion badminton player Jack Purcell and the company's One Star, Star and Chevron and Chuck Taylor All Star ankle patch trademarks Consistent with the second and third piece, across this page is the following text: ""Sports Classics.''

                                   BACK COVER

     The back cover features the same image of a gymnasium and empty basketball court as the front cover. The photograph focuses on the basketball hoop and foul line. A ray on sunlight cuts diagonally across the photograph highlighting the dust and dinge.

                               CONVERSE INC. LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq/National Market System quotation fee.

                                                                 AMOUNT
                                                               TO BE PAID
                                                               ----------
SEC Registration Fee........................................   $    7,935
NASD Fee....................................................        9,125
Nasdaq National Market Listing Fee..........................      100,000
Printing Costs..............................................      200,000
Legal Fees and Expenses.....................................      700,000
Accounting Fees and Expenses................................      675,000
Blue Sky Fees and Expenses..................................       20,000
Transfer Agent Fees.........................................       30,000
Miscellaneous...............................................        7,940
                                                               ----------
Total.......................................................   $1,750,000
                                                               ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of the fiduciary duty to the Company or its stockholders as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation of the Registrant provides, among other things, that each person who is made a party or is threatened to be made a party to or otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, is authorized to be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee's heirs, executors and administrators; provided, however, that, except with respect to the proceedings brought by an indemnitee to enforce rights to indemnification (subject to certain restrictions and as more fully described in the Registrant's certificate of incorporation), the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in the Registrant's certificate of incorporation includes the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition; provided, however, that, if and to the extent that the Delaware General Corporation Law requires, such an advancement of expenses shall be made only upon delivery to the Company of an unsecured undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the Company's certificate of incorporation or otherwise.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. The indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorneys' fees) and settlement amounts paid or incurred by them in any action or proceeding on account of their services as directors or executive officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. Pursuant to the indemnity agreements, the Company will not be obligated to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under such indemnity agreement or any statute or law. Also under the indemnity agreements, the Company is not obligated to indemnify the indemnified party for
(i) any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous, (ii) acts, omissions or transactions on the part of the indemnified party from which such party may not be relieved of liability under applicable law or (iii) expenses and the payment of profits arising from the purchase and sale by the indemnified party of securities in violation of Section 16(b) of the Exchange Act, or any similar or successor statute.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1      Form of Underwriting Agreement (includes form of lock-up
           agreement)
  3.1      Certificate of Incorporation of the Registrant
  3.4      Amended and Restated Certificate of Incorporation of the
           Registrant
  3.5      Bylaws of the Registrant
  3.6      Amended and Restated Bylaws of the Registrant
 10.1      Form of Indemnification Agreement entered into by the
           Registrant with each of its directors and executive officers

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception on February 21, 2001 prior to the filing of this Registration Statement, the Registrant issued and sold the following unregistered securities:

          1. In April 2001, we issued an aggregate of 8,902,451 shares of common stock and 521,160 shares of series A preferred stock to 6 accredited investors for an aggregate consideration of $61,018,506, including a $2 million promissory note issued by one investor in favor of us. The issuance was exempt from registration under the Securities Act pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

          2. In March 2002, we issued 50,000 shares of common stock to 2 accredited investors for an aggregate consideration of $50,000. The issuance was exempt from registration under the Securities Act pursuant to
     Section 4(2) on the basis that the transaction did not involve a public offering.


          3. From August 2001 to March 31, 2003, we issued an aggregate of 1,687,242 shares of common stock to employees, non-employee directors and consultants pursuant to our 2001 Stock Option Plan, as amended, with a weighted average aggregate exercise price of $2.48.


     The issuances of the securities in paragraph 1 and 2 above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) or Regulation D as transactions by an issuer not involving any public offering. In addition, the issuances described in paragraph 3 above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1*    Form of Underwriting Agreement (includes form of lock-up
          agreement)
  3.1+    Certificate of Incorporation of the Registrant
  3.2+    Certificate of Amendment of the Certificate of Incorporation
          of the Registrant
  3.3+    Certificate of Designations, Rights and Preferences of
          Series A Preferred Stock of the Registrant
  3.4+    Form of Amended and Restated Certificate of Incorporation of
          the Registrant
  3.5+    Bylaws of the Registrant
  3.6+    Form of Amended and Restated Bylaws of the Registrant
  4.1+    Form of Registrant's Common Stock Certificate
  4.2+    Investors Rights Agreement dated April 30, 2001
  5.1+    Form of Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation regarding legality of the
          securities being issued
 10.1+    Form of Indemnification Agreement entered into by the
          Registrant with each of its directors and executive officers
 10.2+    Form of 2003 Stock Option Plan and related agreements
 10.3+    2001 Stock Option Plan
 10.4+    Form of 2003 Director Option Plan and related agreements
 10.5+    Sublease between the Registrant and Schneider Automation,
          Inc., dated July 27, 2001
 10.6+    Lease Agreement between Principal Life Insurance Company and the Registrant dated May 2002
 10.7+    Lease Agreement between Principal Life Insurance Company and the Registrant dated October 2001
 10.8+    Stock Purchase and Trademark Agreement among Infinity
          Associates LLC, Itochu Corporation and the Registrant, dated
          February 24, 2001
 10.9+    Stock and Note Purchase Agreement among the Registrant and the parties listed therein, dated April 5, 2001
 10.10+   Amendment No. 1 to the Stock and Note Purchase Agreement
          among the Registrant and the parties listed therein, dated
          April 30, 2001
 10.11+   Asset Purchase Agreement between CVEO and the Registrant,
          dated April 6, 2001
 10.12+   Loan and Security Agreement between Congress Financial and the Registrant, dated April 30, 2001
 10.13+   Amendment No. 1 to Loan and Security Agreement between
          Congress Financial and the Registrant, dated April 23, 2002
 10.14+   Alliance Agreement between Foot Locker Retail Inc., and the
          Registrant dated April 26, 2002
 10.15+   Severance Agreement between Jack A. Boys and the Registrant
 10.16+   Severance Agreement between Marsden Cason and the Registrant
 10.17+   Severance Agreement between Lisa A. Kempa and the Registrant
 10.18+   Severance Agreement between David M. Maddocks and the
          Registrant
 10.19+   Severance Agreement between James P. Stroesser and the
          Registrant
 10.20+   Management Agreement between the Registrant, Infinity
          Associates LLC (formerly known as cre-8-net ventures, LLC),
          Marsden Cason and William Simon, dated December 12, 2002
 10.21+   Sourcing Rights Letter between Union Overseas Holdings
          Limited and the Registrant, dated April 5, 2001
 10.22+   Employment Offer Letter to Jack A. Boys from the Registrant
 10.23+   Employment Offer Letter to Lisa A. Kempa from the Registrant
 10.24+   Employment Offer Letter to David M. Maddocks from the
          Registrant

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.25+   Employment Offer Letter to James P. Stroesser from the
          Registrant
 10.26    Amendment No. 2 to Loan and Security Agreement between
          Congress Financial and the Registrant, dated May 8, 2003
 21.1+    Subsidiaries of the Registrant
 23.1     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants for the Registrant
 23.2     Consent of PricewaterhouseCoopers LLP, Independent
          Accountants for CVEO Corporation
 23.3+    Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1)
 24.1+    Power of Attorney


---------------

+  Previously filed

*  To be filed by amendment.

+ We have sought confidential treatment from the Commission for selected portions of this Exhibit. The omitted portions were filed separately with the Commission.

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Andover, Commonwealth of Massachusetts, on the 20th day of May 2003.


                                          CONVERSE INC.

                                          By:       /s/ JACK A. BOYS
                                            ------------------------------------
                                                        Jack A. Boys
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on May 20, 2003.


              SIGNATURE                                        TITLE
              ---------                                        -----
           /s/ JACK A. BOYS                     Chief Executive Officer and Director
--------------------------------------             (Principal Executive Officer)
             Jack A. Boys


          /s/ LISA A. KEMPA                           Chief Financial Officer
--------------------------------------      (Principal Financial and Accounting Officer)
            Lisa A. Kempa


        /s/ MARSDEN S. CASON*                                 Director
--------------------------------------
           Marsden S. Cason


        /s/ BARBARA R. ALLEN*                                 Director
--------------------------------------
           Barbara R. Allen


       /s/ EDDY W. HARTENSTEIN*                               Director
--------------------------------------
         Eddy W. Hartenstein


       /s/ RAY E. NEWTON, III*                                Director
--------------------------------------
          Ray E. Newton, III


        /s/ JEFFREY D. SAPER*                                 Director
--------------------------------------
           Jeffrey D. Saper


 *By:          /s/ JACK A. BOYS
        ------------------------------
                 Jack A. Boys
              (Attorney-in-fact)

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Converse Inc.

     Our audits of the consolidated financial statements of Converse Inc. referred to in our report dated March 24, 2003 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
March 24, 2003

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of CVEO Corporation

     Our audits of the consolidated financial statements of CVEO Corporation referred to in our report dated October 1, 2002 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          PRICEWATERHOUSECOOPERS LLP

Boston Massachusetts
October 1, 2002

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                               BEGINNING   ADDITIONS (REVERSALS)   DEDUCTIONS    ENDING
DESCRIPTION                                     BALANCE        AND EXPENSES        (ADDITIONS)   BALANCE
-----------                                    ---------   ---------------------   -----------   -------
CONVERSE INC.:
Year ended December 31, 2002
  Accounts receivable reserves...............   $   433           $1,232             $  314      $ 1,351
  Sales returns and allowances...............     1,647            8,814              6,646        3,815
  Inventory reserves.........................       590            5,835              4,333        2,092
Eight-month period ended December 31, 2001
  Accounts receivable reserves...............        --              433                 --          433
  Sales returns and allowances...............        --            3,083              1,436        1,647
  Inventory reserves.........................        --              590                 --          590
--------------------------------------------------------------------------------------------------------

CVEO CORPORATION:
Fiscal year ended December 30, 2000
  Accounts receivable reserves and
     allowances..............................   $ 3,249           $1,213             $2,741      $ 1,721
  Sales returns and allowances...............     1,346            8,014              7,164        2,196
  Inventory reserves.........................     2,415            5,602                475        7,542
  Deferred tax asset valuation allowance.....    62,999            8,653                 --       71,652

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement (includes form of lock-up
          agreement)
 3.1+     Certificate of Incorporation of the Registrant
 3.2+     Certificate of Amendment of the Certificate of Incorporation
          of the Registrant
 3.3+     Certificate of Designations, Rights and Preferences of
          Series A Preferred Stock of the Registrant
 3.4+     Form of Amended and Restated Certificate of Incorporation of
          the Registrant
 3.5+     Bylaws of the Registrant
 3.6+     Form of Amended and Restated Bylaws of the Registrant
 4.1+     Form of Registrant's Common Stock Certificate
 4.2+     Investors Rights Agreement dated April 30, 2001
 5.1+     Form of Opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation regarding legality of the
          securities being issued
10.1+     Form of Indemnification Agreement entered into by the
          Registrant with each of its directors and executive officers
10.2+     Form of 2003 Stock Option Plan and related agreements
10.3+     2001 Stock Option Plan
10.4+     Form of 2003 Director Option Plan and related agreements
10.5+     Sublease between the Registrant and Schneider Automation,
          Inc., dated July 27, 2001
10.6+     Lease Agreement between Principal Life Insurance Company and
          the Registrant dated May   , 2002
10.7+     Lease Agreement between Principal Life Insurance Company and
          the Registrant dated October   , 2001
10.8+     Stock Purchase and Trademark Agreement among Infinity
          Associates LLC, Itochu Corporation and the Registrant, dated
          February 24, 2001
10.9+     Stock and Note Purchase Agreement among the Registrant and the parties listed therein, dated April 5, 2001
10.10+    Amendment No. 1 to the Stock and Note Purchase Agreement
          among the Registrant and the parties listed therein, dated
          April 30, 2001
10.11+    Asset Purchase Agreement between CVEO and the Registrant,
          dated April 6, 2001
10.12+    Loan and Security Agreement between Congress Financial and the Registrant, dated April 30, 2001
10.13+    Amendment No. 1 to Loan and Security Agreement between
          Congress Financial and the Registrant, dated April 23, 2002
10.14+    Alliance Agreement between Foot Locker Retail Inc., and the
          Registrant dated April 26, 2002
10.15+    Severance Agreement between Jack A. Boys and the Registrant
10.16+    Severance Agreement between Marsden Cason and the Registrant
10.17+    Severance Agreement between Lisa A. Kempa and the Registrant
10.18+    Severance Agreement between David M. Maddocks and the
          Registrant
10.19+    Severance Agreement between James P. Stroesser and the
          Registrant
10.20+    Management Agreement between the Registrant, Infinity
          Associates LLC (formerly known as cre-8-net ventures, LLC),
          Marsden Cason and William Simon, dated December 12, 2002

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.21+    Sourcing Rights Letter between Union Overseas Holdings
          Limited and the Registrant, dated April 5, 2001
10.22+    Employment Offer Letter to Jack A. Boys from the Registrant
10.23+    Employment Offer Letter to Lisa A. Kempa from the Registrant
10.24+    Employment Offer Letter to David M. Maddocks from the
          Registrant
10.25+    Employment Offer Letter to James P. Stroesser from the
          Registrant
10.26     Amendment No. 2 to Loan and Security Agreement between
          Congress Financial and the Registrant, dated May 8, 2003
21.1+     Subsidiaries of the Registrant
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants for the Registrant
23.2      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants for CVEO Corporation
23.3+     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1)
24.1+     Power of Attorney


---------------

+ Previously filed

* To be filed by amendment.

+ We have sought confidential treatment from the Commission for selected portions of this Exhibit. The omitted portions were filed separately with the Commission.